                                                                   EXHIBIT NO. 1

                                 INTRAWEST LOGO

                             INTRAWEST CORPORATION
                            ANNUAL INFORMATION FORM
                        FOR THE YEAR ENDED JUNE 30, 2006

                               SEPTEMBER 20, 2006

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
Certain Definitions, Statistical and Other Information......   2
The Corporation.............................................   3
The Mountain Resort Industry................................   5
Resort Management and Development...........................   6
Report on Executive Compensation............................  22
Performance Graph...........................................  26
Statement of Executive Compensation.........................  27
Compensation of Directors...................................  36
Securities Authorized for Issuance under Equity Compensation
  Plans.....................................................  37
Indebtedness of Directors and Executive Officers............  39
Directors' and Officers' Liability Insurance................  40
2006 Annual Meeting.........................................  40
Legal and Regulatory Matters................................  40
Employees...................................................  41
Credit Ratings..............................................  41
Risk Factors................................................  41
Transfer Agent and Registrar................................  43
Selected Consolidated Financial Information.................  43
Market for Securities.......................................  46
Previous Distributions of Securities........................  47
Audit Committee Information.................................  48
Directors and Executive Officers............................  51
Standards of Business Conduct...............................  52
Additional Information......................................  52
Management's Discussion and Analysis........................  54
Consolidated Financial Statements........................... F-1

             CERTAIN DEFINITIONS, STATISTICAL AND OTHER INFORMATION

     Unless the context otherwise requires, the "Corporation" or "Intrawest", as well as "we", "us", "our" or similar terms, refer to Intrawest Corporation, either alone or together with its subsidiaries and their respective interests in joint ventures and partnerships. As used in this Annual Information Form, "skier visit" means one guest accessing a ski mountain on any one day and "unit" means one condominium-hotel unit, one townhome unit, one single-family lot or 1,000 square feet of commercial space.

     Statistical information relating to the ski industry included in this Annual Information Form is derived by the Corporation from recognized industry reports regularly published by industry associations and independent consulting and data compilation organizations in these industries, including The National Ski Areas Association and the Canadian Ski Council.

     Unless otherwise indicated, all dollar amounts are stated in United States dollars.

     The discussion of our business may include forward-looking statements about our future operations, financial results and objectives. These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking information. Factors that could cause or contribute to differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

                                THE CORPORATION

INCORPORATION

     The Corporation was formed by an amalgamation on November 23, 1979 under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act on January 14, 2002. The registered office of the Corporation is located at 1300 - 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K2, its executive office is located at Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6 and its telephone number is (604) 669-9777. The Corporation maintains a web site at www.intrawest.com, the contents of which do not form a part of this Annual Information Form.

OVERVIEW

     Intrawest is one of the world's leading destination resort and adventure-travel companies. The Corporation's principal strength is its ability to combine expertise in resort operations and real estate development. By combining high-quality resort services and amenities with innovative residential and commercial real estate development, the Corporation has generated, and has implemented strategies that it expects will continue to generate, increases in the number of visitors, return on assets and average selling prices of real estate at its resorts.

     Intrawest's network of nine mountain resorts, which are geographically diversified across North America's major ski regions, enables it to provide a wide range of distinctive vacation experiences. The resorts are Whistler Blackcomb and Panorama in British Columbia, Blue Mountain in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper and Winter Park in Colorado and Mountain Creek in New Jersey. During the 2005/2006 ski season, Intrawest's network of resorts generated approximately 7.0 million skier visits, more than the number generated by any other North American group of affiliated mountain resorts. In addition, the Corporation has a 15% interest in Mammoth Mountain Ski Area, the owner of Mammoth Mountain in California. Mammoth Mountain generated approximately 1,590,000 skier visits during the 2005/2006 ski season.

     Intrawest owns Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc. ("CMH"), a provider of helicopter destination skiing and helicopter-assisted mountaineering and hiking in the Columbia Mountains of British Columbia. Intrawest also owns 67% of Abercrombie & Kent Group of Companies, S.A. ("A&K"), a leader in luxury adventure travel. Intrawest is also developing and operating Sandestin Golf and Beach Resort, one of the largest resort and residential communities in northwestern Florida. Intrawest owns and operates 15 golf courses throughout North America and manages two other courses.

     Intrawest is North America's largest mountain resort real estate developer. The Corporation owns, develops and manages residential and commercial real estate at each of its mountain resorts and is developing resort villages at several third-party owned resorts. Intrawest owns or has rights to acquire land on which it expects to develop and sell approximately 21,300 units over the next 12 to 15 years. Intrawest's resort development formula links the staged expansion of ski, golf and other resort operations with the planning, design and managed development of architecturally distinct four-season resort villages. The Intrawest formula emphasizes quality of service, comprehensive amenities, village ambience and other characteristics that attract visitors and buyers of real estate. Intrawest has successfully employed this formula at Whistler Blackcomb and Tremblant and, as a result, the villages at these locations have become major attractions, drawing both skiers and non-skiers. The Corporation is at various stages of applying its formula to the extensive developable land holdings at its other resorts. At many of its resorts, Intrawest also builds and operates resort club locations that are marketed as timeshare vacation ownership resorts. The resort club locations are in operation at Whistler Blackcomb, Tremblant, Panorama, Sandestin and Blue Mountain, and in Hawaii, Vancouver, Palm Desert in California and Zihuatanejo, Mexico.

     Intrawest is comprised of two divisions: the group that includes Intrawest's mountain and warm-weather resorts and its adventure-travel, lodging, central reservations, resort club and golf businesses; and Intrawest Placemaking, which carries out Intrawest's real estate development business.

CORPORATE STRUCTURE

     The following is a list of the Corporation's principal subsidiaries and partnerships as at June 30, 2006, indicating the place of incorporation/registration and showing the percentage equity interest beneficially owned by the Corporation.

                                                                  PLACE OF             PERCENTAGE
                                                               INCORPORATION/        EQUITY INTEREST
                                                                REGISTRATION     HELD BY THE CORPORATION
                                                              ----------------   -----------------------
Blackcomb Skiing Enterprises Limited Partnership............  British Columbia              77
Whistler Mountain Resort Limited Partnership................  British Columbia              77
IW Resorts Limited Partnership..............................  British Columbia             100
Mont Tremblant Resorts and Company, Limited Partnership.....       Quebec                  100
Abercrombie & Kent Group of Companies, S.A. ................     Luxembourg                 67
Alpine Helicopters Ltd. ....................................  British Columbia             100
Copper Mountain, Inc. ......................................      Delaware                 100
Intrawest California Holdings, Inc. ........................     California                100
Intrawest Golf Holdings, Inc. ..............................      Delaware                 100
Intrawest Resorts, Inc. ....................................      Delaware                 100
Intrawest Retail Group, Inc. ...............................      Colorado                 100
Intrawest U.S. Holdings Inc. ...............................      Delaware                 100
Intrawest Sandestin Company, L.L.C. ........................      Delaware                 100
Intrawest/Winter Park Holdings Corporation..................      Delaware                 100
Mountain Creek Resort, Inc. ................................     New Jersey                100
Playground Destination Properties Inc. .....................     Washington                100
Snowshoe Mountain, Inc. ....................................   West Virginia               100
The Stratton Corporation....................................      Vermont                  100

GENERAL DEVELOPMENT OF THE BUSINESS

     During the past three fiscal years, Intrawest has expanded its resort operations, adventure travel and resort real estate development businesses. Key developments during this period are set out below.

  FISCAL 2004

     - In October 2003 the Corporation raised gross proceeds of $350 million from a private offering of 7.5% unsecured notes in Canada and the United States.

     - In October and November of 2003 the Corporation retired $200 million principal amount of its outstanding 9.75% unsecured notes due August 2008.

  FISCAL 2005

     - In July 2004 the Corporation purchased a 67% interest in A&K, a worldwide luxury adventure-travel company.

     - In October 2004 the Corporation raised gross proceeds of $330 million from a private offering of 6.875% and 7.5% unsecured notes in Canada and the United States.

     - In October 2004 and February 2005 the Corporation retired $394 million principal amount of its outstanding 10.5% unsecured notes due February 2010.

     - In December 2004 the Corporation sold commercial properties at seven of its resort villages for total consideration of $109.5 million to a partnership in which the Corporation has a 20% interest.

     - In December 2004 the Corporation acquired the remaining 55% that it did not already own of Alpine Helicopters Ltd.

     - During the year the Corporation determined that its stand-alone golf courses were no longer core assets and therefore it would offer them for sale.

  FISCAL 2006

     - In November 2005 the Corporation doubled the semi-annual dividend of Cdn. $0.08 to a quarterly dividend of Cdn. $0.08 per common share.

     - In November 2005 the Corporation effected a normal course issuer bid through the facilities of the Toronto Stock Exchange for up to 4,600,000 common shares.

     - In December 2005 the Corporation completed the sale of the majority of its interest in Mammoth Mountain Ski Area to Starwood Capital Group Global, L.L.C. ("Starwood").

     - In February 2006 the Corporation announced that it had initiated a review of strategic options available to the Corporation for enhancing shareholder value. The Corporation retained Goldman, Sachs & Co. to assist in the review.

     - In March 2006 the Corporation completed the sale of the majority of its real estate at the Town of Mammoth Lakes to Starwood. The Corporation retained a 15% interest in the joint venture that will develop the real estate.

  RECENT DEVELOPMENTS

     - On August 11, 2006, the Corporation announced that it had entered into an agreement (the "Arrangement Agreement") with Wintergames Acquisition LLC and its wholly owned subsidiary, 3167113 Nova Scotia Company, entities that are owned by funds managed by affiliates of Fortress Investment Group LLC, under which, among other things, 3167113 Nova Scotia Company would acquire all of the issued and outstanding common shares of the Corporation for US$35.00 per share. On September 20, 2006, Wintergames Acquisition LLC assigned all of its right, title and interest in and to the Arrangement Agreement to Wintergames S.a.r.l., and 3167113 Nova Scotia Company assigned all of its right, title and interest in and to the Arrangement Agreement to Wintergames Acquisition ULC ("Acquisitionco"). The acquisition will be effected by way of a statutory plan of arrangement (the "Arrangement") involving Intrawest, its shareholders and Acquisitionco.

                          THE MOUNTAIN RESORT INDUSTRY

     There are approximately 720 ski resorts in North America, 480 in the United States and 240 in Canada. During the 2005/2006 ski season, these resorts attracted approximately 77.9 million skier visits (58.9 million to United States ski areas and 19.0 million to Canadian ski areas). The geographic distribution of North American skier visits during the 2005/2006 season was as follows:

                                                              PROPORTIONATE
GEOGRAPHIC REGION                              SKIER VISITS       SHARE       INTRAWEST RESORTS LOCATED IN REGION
-----------------                              ------------   -------------   -----------------------------------
                                                (MILLIONS)         (%)
Western Canada...............................       8.3            10.7       Whistler Blackcomb, Panorama
Quebec.......................................       6.8             8.7       Tremblant
Other Canada.................................       3.9             5.0       Blue Mountain
U.S. Rocky Mountains.........................      20.7            26.6       Copper, Winter Park
Northeast U.S. ..............................      12.5            16.0       Stratton, Mountain Creek
Pacific West U.S. ...........................      12.1            15.5       --
Midwest U.S. ................................       7.8            10.0       --
Southeast U.S. ..............................       5.8             7.5       Snowshoe
                                                   ----           -----
                                                   77.9           100.0
                                                   ====           =====

     North American ski resorts range from small regional ski areas that primarily cater to day skiers to large amenity-filled resorts targeted to the destination visitor. Day visitors tend to focus on lift ticket prices and accessibility. Destination visitors stay for one or more nights, focus on the number of amenities and activities offered as well as the perceived overall quality of their vacation experience, are less price sensitive than day visitors, spend more on non-lift ticket items and are less likely to change their vacation plans because of changes in local conditions. As a result of these differences, destination visitors generate significantly higher revenue per day for resort owners than day visitors and provide balance to the resort's revenue mix. The smaller day-visitor ski areas predominate in terms of number of resorts, but capture significantly fewer skier visits than the large destination ski areas. Intrawest estimates that approximately 85% of visits to its resorts are "drive-to" (i.e., the visitor drives from home to the resort).

     Since 1985 the numbers of active skiers and annual skier visits in North America have not changed significantly. During the same period, the mountain resort industry has undergone a period of consolidation and attrition resulting in a significant decline in the total number of ski areas in North America. The number of North American ski resorts declined from approximately 1,025 in 1985 to approximately 720 in 2006. The Corporation believes that technological advances, most notably in the development of high-speed lifts, and rising infrastructure costs were the driving forces behind this consolidation. In addition, the mountain resort industry is characterized by significant barriers to entry since the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development. Despite the consolidation trend among destination resorts, ownership of the smaller regional resorts remains highly fragmented.

     The Corporation is positioned to benefit from certain trends and developments that are favorably affecting the North American mountain resort industry, including (i) demographic trends under which the large "baby boom" generation is entering the 45 years and over age category, which is the age group with the highest average individual skier visit frequency and the largest number of buyers of vacation property, and the leading edge of the "echo boom" generation has entered the teenage years, which is the prime entry age for skiing, snowboarding and other "on-snow" sports, (ii) societal trends that place a greater focus on leisure, fitness and outdoor activities, (iii) product innovations such as parabolic skis, which encourage broader participation, facilitate learning and enhance performance, and (iv) the growth of snowboarding, which has increased youth and young adult participation in mountain sports. In the United States, skier visits attributable to snowboarders have increased steadily and are currently estimated to represent approximately 30% of all skier visits in the United States. The Corporation believes that these trends and developments will continue to attract additional destination guests and will result in continuing demand from affluent families for vacation homes in mountain resorts.

                       RESORT MANAGEMENT AND DEVELOPMENT

RESORT OPERATIONS

  MOUNTAIN RESORT PROPERTIES

     The following table summarizes certain key statistics relating to each of Intrawest's mountain resort locations.

                           INTRAWEST                                                 AVERAGE     SNOW-     2005/2006
                           OWNERSHIP    SKIABLE   VERTICAL               LIFTS        ANNUAL     MAKING      SKIER
RESORT                     PERCENTAGE   TERRAIN     DROP     TRAILS   (HIGH-SPEED)   SNOWFALL   COVERAGE    VISITS
------                     ----------   -------   --------   ------   ------------   --------   --------   ---------
                              (%)       (ACRES)    (FEET)                            (INCHES)     (%)       (000'S)
Whistler Blackcomb.......      77        7,071     5,280      227        33(15)        360          7        2,014
Copper...................     100        2,450     2,699      125         23(5)        255         16        1,132
Winter Park..............     100        2,762     3,060      141         25(8)        359         11        1,077
Blue Mountain............      50          290       720       34         13(4)        100         94          702
Tremblant................     100          627     2,870       94         13(7)        150         75          672
Snowshoe.................     100          224     1,598       57         14(2)        185        100          473
Stratton.................     100          600     2,003       90         16(5)        180         90          390
Mountain Creek...........     100          170     1,040       46         11(3)         90        100          364
Panorama.................     100        2,847     4,047      100          9(2)        110         40          216

     WHISTLER BLACKCOMB. Whistler Blackcomb, located approximately 75 miles northeast of Vancouver, British Columbia, is North America's most visited ski resort. The Resort Municipality of Whistler ("Whistler Resort") is centered around the downhill ski facilities at Whistler and Blackcomb, which have been in operation since 1966 and 1980, respectively. Whistler Resort is accessible year-round by car, as well as by air via Vancouver International Airport.

     Since Intrawest acquired Blackcomb in 1986, the Corporation has invested heavily in capital improvements including high-speed lifts, expanded trails, upgraded snowmaking capabilities, new restaurants and employee housing. Since 1988 Whistler has upgraded and replaced many of its older lifts and has expanded its restaurant and service facilities.

     The Corporation operates a 3,414-acre ski area facility at Blackcomb that has elevations at its base of 2,214 feet and at its peak of 7,494 feet, resulting in a vertical drop of 5,280 feet, the greatest of any North American ski mountain. Blackcomb, the only major North American mountain resort with two glaciers, is able to offer skiing and snowboarding until early August. As a result, Blackcomb is a leading summer training site for ski and snowboard competitors. All of the lifts and ski runs, and some of the buildings, are located on land leased to Blackcomb by the Province of British Columbia under a ski area agreement that expires in 2029. An annual lease payment currently equal to 2% of defined gross revenue is payable by Blackcomb under this agreement.

     Whistler has a 4,757-acre ski area facility, which has elevations at its base of 2,140 feet and at its peak of 7,160 feet, resulting in a vertical drop of 5,020 feet, the second greatest of any North American ski mountain. Whistler has one glacier and seven high alpine bowls. All of the lifts and ski runs, and some of the buildings, are located on land leased to Whistler by the Province of British Columbia under a ski area agreement that expires in 2032. An annual lease payment currently equal to 2% of defined gross revenue is payable by Whistler under this agreement.

     The Corporation is the largest retailer in Whistler Resort with 28 retail and equipment rental shops. The Corporation also has food and beverage operations at 17 restaurants and bars, having a total seating capacity of approximately 6,500.

     Whistler Blackcomb's 1,400-person ski and snowboard school offers classes for both adults and children. An 8,000-square foot children's and youths' lodge was built in 1995 to accommodate the growing demand for this service. The combined Whistler Blackcomb ski school employs more Level IV instructors than any other resort in North America.

     Whistler Resort has undergone considerable development over the past several years and now contains over 250 shops and restaurants, lodging units for approximately 40,000 people, and numerous galleries and recreation and entertainment facilities. With three championship golf courses designed by Arnold Palmer, Jack Nicklaus and Robert Trent Jones Jr., respectively (none of which is owned by the Corporation), lakes for swimming and boating, extensive mountain biking trails and numerous festival activities, Whistler Resort draws visitors from around the world and is a well-established year-round tourist attraction.

     In July 2003 the International Olympic Committee awarded the 2010 Winter Olympic and Paralympic Games to Vancouver/Whistler.

     COPPER. Copper Mountain is located approximately 75 miles west of Denver, Colorado and is easily accessible by car, as well as by air through three airports at Denver, Colorado Springs and Eagle.

     Development of the village at Copper began in 1972. Since 1989 Copper has invested significantly in capital improvements including high-speed lifts, restaurant facilities, service buildings, vehicles and other equipment. Intrawest completed its acquisition of Copper in 1997 and has continued to make capital improvements, including new lifts and trails and expanded restaurant facilities.

     Copper has a 2,450-acre ski area facility on three mountains, Copper, Union Peak and Tucker Mountain. Established in 1972, Copper has elevations at its base of 9,712 feet and at its peak of 12,411 feet. The skiable terrain is serviced by 22 lifts, including five high-speed chairlifts. Copper owns substantially all of the base area land and facilities. A significant portion of Copper's lifts, ski trails and related assets are located on land leased to Copper by the United States Forest Service under a special-use permit that expires in 2037. Pursuant to this permit, Copper makes monthly payments of between 1.5% and 6.75% of the annual gross revenue generated from Copper's facilities physically located on government land.

     Copper has 125 interconnected trails located on the front and back of its three mountains suited to a wide variety of skier ability levels. In addition to 1,366 acres of tree-lined ski trails, Copper offers four high alpine bowls which provide skiers with 1,067 acres of above-timberline skiing.

     Copper has five retail shops, four equipment rental shops and food and beverage operations at 11 restaurants and bars, having a total seating capacity of approximately 2,400.

     The Copper area has four-season appeal. Summer activities include golf on the highest altitude 18-hole course in North America at the Pete Dye-designed Copper Creek Golf Course (owned by Intrawest), horseback riding, bungee jumping, fishing and mountain biking accessed via chairlift. Bike riders can access a paved bike path system that connects all resorts located in Summit and Eagle Counties. In addition, mountain bikers can access a variety of trails, including the Colorado Trail which travels from Denver to the southwestern Colorado town of Durango. Numerous festivals and special events also support the Copper area as a major summer tourist attraction.

     WINTER PARK. Winter Park is located 67 miles west of Denver in Summit County, the heart of Colorado's ski country. Winter Park is the closest major resort to Denver, easily accessible by car and train as well as by air via Denver International Airport.

     In December 2002 Intrawest completed its agreement with the City and County of Denver to assume control of Winter Park's operations and to undertake development at the resort. The Corporation operates a 2,762-acre ski area facility at Winter Park, which has elevations at its base of 9,000 feet and its peak of 12,060 feet. Winter Park, which has been in operation since 1939, has 141 trails, which are serviced by 21 lifts, eight of which are high-speed.

     Winter Park has nine retail shops, and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 5,000.

     Summer activities include mountain biking, hiking, bungee jumping and an alpine slide.

     TREMBLANT. Tremblant, located in the Laurentian mountains, 90 miles north of Montreal, Quebec, is consistently rated as the number-one ski resort in eastern North America by SKI magazine. The resort is accessible by car via a major four-lane highway from Montreal and by air through major international airports located in Montreal and Ottawa. Tremblant draws most of its visitors from Montreal, Ottawa, Toronto and the northeastern United States.

     Opened in 1939, Tremblant is the oldest major operating ski area in Canada. Since acquiring Tremblant in 1991, Intrawest has carried out a significant expansion of the ski facilities and terrain, including the addition of high-speed detachable quad chairlifts, six- and eight-passenger gondolas, new trails, a 1,000-seat mountain-top restaurant and a state-of-the-art snowmaking system.

     The Corporation operates a 627-acre ski area facility at Tremblant, which has elevations at its base of 755 feet and at its peak of 2,870 feet, resulting in the greatest vertical drop in eastern Canada. Tremblant has 94 trails, which are serviced by 13 lifts, including seven high-speed quad chairlifts. Tremblant has more high-speed lifts than any other resort in eastern North America. All of the lifts and ski runs, and some of its buildings, are located on land leased to Tremblant by the Province of Quebec under a ski area agreement that expires in 2051. Pursuant to this agreement, Tremblant pays a minimal annual lease payment.

     Tremblant has 16 sports shops, five rental shops and food and beverage operations at nine restaurants, cafes and bars, having a total seating capacity of approximately 2,700.

     Tremblant has been designed as a four-season resort that emphasizes a unique French Canadian charm and is an excellent example of staged village development. Its summer attractions include swimming and boating on the nine-mile long Lac Tremblant at the base of the mountain, golf at Le Geant and Le Diable (Raven-branded), two 18-hole championship golf courses owned by Intrawest, tennis and hiking. The Corporation is a partner in Chateau Mont Tremblant, a world-class hotel and conference centre.

     BLUE MOUNTAIN. Blue Mountain, Ontario's largest mountain resort, is located approximately 100 miles northwest of Toronto on the southern shores of Georgian Bay. It is easily accessible by car and draws its visitors primarily from the Greater Toronto area. Established in 1941, Blue Mountain has 34 trails, which are serviced by 13 lifts, including four high-speed chairlifts. Blue Mountain is a 290-acre ski facility with 97% snowmaking coverage and a vertical drop of 720 feet. There are also 22 trails available for night skiing.

     Following the acquisition of its 50% interest in Blue Mountain Resorts Limited in 1999, Intrawest has invested in advanced snowmaking systems, service buildings, lodge upgrades, a conference centre and the ongoing development of a 40-acre pedestrian village located at the base of the mountain. Blue Mountain Resorts Limited owns all the land on which the ski facilities are located.

     The Village at Blue Mountain includes 30 restaurant and retail areas, over 38,000 square feet of commercial space and an indoor/outdoor aquatic centre. Blue Mountain owns five food and beverage operations having a total seating capacity of approximately 3,000. Blue Mountain serves as rental manager for over 700 lodging units that can accommodate more than 2,000 guests.

     Blue Mountain's summer amenities include Monterra Golf, an 18-hole golf course, an open-air gondola, a mountain biking facility, a waterfront park on Georgian Bay and numerous festivals and events.

     SNOWSHOE. Snowshoe, located in West Virginia, is the largest ski resort in the mid-Atlantic region of the United States and has the greatest vertical drop, most uphill capacity, most extensive snowmaking coverage and the largest on-site bed base in the region. Approximately 95% of Snowshoe's annual visitors are destination skiers who drive from a market that includes North Carolina, South Carolina, Virginia and Georgia. Established in 1973, Snowshoe consists of two separate ski areas, Snowshoe Mountain and Silver Creek Mountain, which are one mile apart and connected by shuttle bus service.

     Intrawest acquired Snowshoe in 1995 and has invested significantly in new capital improvements, consisting mainly of lifts, snowmaking and terrain expansion. The Corporation operates a 224-acre ski area facility at Snowshoe that has elevations at its base of 3,250 feet and at its peak of 4,848 feet. Snowshoe has 57 trails, which are serviced by 14 lifts, including two high-speed chairlifts. Snowshoe's elevation is one of the highest among ski resorts east of the U.S. Rockies, which enables Snowshoe to have a longer season than its regional competitors. Intrawest owns all of the land on which the ski facilities are located.

     Snowshoe has 16 retail shops and 13 restaurants and bars, having a total seating capacity of approximately 2,500. Snowshoe also manages approximately 1,050 rental condominiums and owns both a lodge with 149 rooms and two grocery stores.

     Snowshoe's summer amenities include Intrawest's Gary Player-designed 18-hole Raven Golf course, over 100 miles of marked mountain biking trails, various tennis and swimming facilities, horseback riding and miniature golf. The resort also owns two conference facilities with over 12,000 square feet of meeting rooms and banquet facilities that draw business travelers throughout the year.

     STRATTON. Stratton is located in southern Vermont and draws most of its visitors from the markets of metropolitan New York, Connecticut, New Jersey and Massachusetts. Stratton, established in 1961, is generally regarded as the birthplace of snowboarding. Stratton formed the world's first snowboard school and has hosted snowboarding's U.S. Open, a major snowboard competition, every year since 1985.

     Since Intrawest acquired Stratton in 1994, the Corporation has invested significantly in capital improvements, primarily comprising upgrades to the snowmaking system, four six-passenger high-speed chairlifts and improvements to the base area facilities. The Corporation operates a 600-acre ski area facility at Stratton that has elevations at its base of 1,872 feet and at its peak of 3,875 feet, the highest ski peak in southern Vermont. Stratton has 90 trails, which are serviced by 16 lifts, five of which are high-speed. The Corporation owns all the land on which the ski facilities are located.

     Stratton has 20 separate retail shops and food and beverage operations at 12 restaurants and bars, having a total seating capacity of approximately 2,300.

     Stratton's summer amenities include a 27-hole championship golf course, a 22-acre golf school and a sports and tennis complex, all of which are owned and operated by Intrawest. The town of Manchester, located approximately 22 miles from Stratton, is one of Vermont's busiest summer tourist attractions with over 70 designer discount outlets, antique stores and art galleries.

     MOUNTAIN CREEK. Mountain Creek, located in New Jersey approximately 50 miles from New York City, is the closest major skiing complex to the metropolitan New York area.

     Intrawest acquired Mountain Creek in 1998. The ski area includes 1,100 acres of land encompassing four peaks -- Vernon Peak, Granite Peak, South Peak and Bear Peak -- currently providing approximately 170 acres of skiable terrain that can be readily expanded, and a vertical drop of 1,040 feet, the greatest in the metropolitan New York area. The resort offers night skiing on all of its skiable terrain, and the Corporation owns all the land on which the ski facilities are located. Mountain Creek's summer amenities include a 39-acre waterpark and five mountain-top lakes.

     PANORAMA. Panorama is located in the Purcell Range of the Canadian Rocky Mountains approximately 12 miles from Invermere, in the East Kootenay region of British Columbia. The resort is a 3 1/2-hour drive from Calgary, Alberta from which Panorama draws many of its visitors. Skiing and village development began at Panorama in 1968. Since Intrawest acquired the resort in 1993, the Corporation has added approximately 1,000 acres of skiable terrain designed to provide more variety for destination skiers.

     The Corporation operates a 2,847-acre ski area facility at Panorama, which has elevations at its base of 3,736 feet and at its peak of 7,783 feet. Panorama's skiable vertical drop of 4,047 feet is the third greatest in Canada. Panorama has 100 trails, which are serviced by nine lifts, including two high-speed quad chairlifts. All of the lifts and ski runs, and some of the buildings, are located on land leased to Panorama by the Province of British Columbia under a ski area agreement that expires in 2033. An annual lease payment currently equal to 2% of defined gross revenue is payable by Panorama under this agreement.

     Panorama has three retail shops and food and beverage operations at nine restaurants and bars, having a total seating capacity of approximately 850. Three of the food and beverage venues are leased to third-party operators. All of the retail facilities at the resort, except for the heli-skiing operation, are owned and operated by Intrawest.

     Panorama's summer amenities include Greywolf golf course, an award-winning 18-hole championship course 50% owned by the Corporation, and a waterpark with hot tubs and slides. Also included are lift-accessed mountain biking, hiking and sightseeing. Other summer attractions in the nearby area include whitewater rafting and kayaking, horseback riding, tennis and natural hot springs at Radium and Fairmont.

  WARM-WEATHER DESTINATION PROPERTIES

     SANDESTIN. Sandestin Golf and Beach Resort is a 2,400-acre resort located in northwestern Florida, between Pensacola and Panama City, eight miles east of Destin. The resort has a one-half mile of frontage on the Gulf of Mexico and 6 1/2 miles of frontage on Choctawhatchee Bay, which forms part of the Intracoastal waterway. Sandestin is the only resort in northwestern Florida that offers both beach and bay access directly from the property.

     Sandestin owns and operates four championship golf courses including the Raven Golf Club, home of the Boeing Championship Event. The resort also features 65,000 square feet of conference facilities, a 98-slip full-service marina, 15 tennis courts, 20 restaurants and bars and The Village of Baytowne Wharf, a 28-acre pedestrian village overlooking the Bay.

     RAVEN. Raven is the premier brand of Intrawest's dedicated golf group, Intrawest Golf. Intrawest Golf owns or operates seven Raven courses as part of its golf portfolio.

  OTHER RESORT OPERATIONS

     ABERCROMBIE & KENT. A&K offers luxury tour and travel operations in more than 100 countries on all seven continents. Founded in Kenya in 1962 by Geoffrey Kent and his parents, A&K has grown to include 47 international on-site offices, more than 1,700 employees and more than 200 vehicles. The company offers escorted group tours in diverse areas such as Africa, Antarctica, India and the Orient, as well as custom-designed itineraries for solo travel or with small groups. A&K owns a portfolio of luxury lodges and camps in Africa, including four lodges in Botswana, two in Tanzania and one each in Kenya and Uganda. It also owns four luxury Sun Boats in Egypt that cruise the Nile River.

     A&K includes sales and marketing companies ("SMCs") that are responsible for selling and marketing A&K travel products to customers in their respective regions. SMCs are located in Oak Brook, Illinois (for the U.S.), Cheltenham, England (for the UK) and Melbourne, Australia (for Australia and New Zealand).

     A&K also includes 47 destination management companies ("DMCs") located around the world, which generate revenue beyond branded tours. DMCs are primarily responsible for delivering local vacation products, but also engage in sales and marketing activities within their regions to complement the sales efforts of the SMCs. A&K DMCs possess the local expertise and resources to deliver superior vacation experiences to A&K guests. From a sales perspective, DMCs generate unbranded, third-party sales from major wholesalers such as Thomas Cook and Kuoni. Approximately one-half of DMC revenue is from third parties and not provided by A&K SMCs. DMC third-party sales provide diversification of customer source markets for the business with 90% of DMC third-party revenue coming from non-U.S. markets. This provides some risk mitigation if the U.S. luxury market is impacted negatively.

     CANADIAN MOUNTAIN HOLIDAYS. The Corporation owns Alpine, the parent company of CMH, which provides helicopter destination skiing, mountaineering and hiking in the Columbia Mountains of British Columbia. Alpine and its subsidiaries also provide non-leisure helicopter services on a contract basis. Approximately 60% of Alpine's annual revenue is generated from its leisure business operations.

     CMH, a leader in the heli-skiing industry, offers heli-skiing vacations in 12 locations. CMH's operations include 22 helicopters, nine remote lodges and six heli-hiking areas.

  SOURCES OF RESORT OPERATIONS REVENUE

     Intrawest's resort operations revenue from the ski and resort and warm-weather segments is derived from a wide variety of sources including mountain operations (lift-tickets and heli-skiing), travel tours, retail and rental shops, food and beverage, ski school, golf, and other. Sales of lift tickets represent the single largest source of resort operations revenue (23.1% for fiscal 2006).

     The following chart provides a breakdown of the sources of the Corporation's resort and travel operations revenue for the mountain and non-mountain segments combined for fiscal 2006. See "Selected Consolidated Financial Information -- Segmented Information" for segmented information.

                                                                REVENUE      PROPORTION
                                                              ------------   ----------
                                                              (MILLIONS OF      (%)
                                                                DOLLARS)
Mountain operations.........................................     $299.6         32.0
Adventure-travel tours......................................      294.9         31.7
Retail and rental shops.....................................      111.2         11.9
Food and beverage...........................................       96.0         10.2
Ski school..................................................       42.5          4.5
Golf........................................................       30.7          3.2
Other.......................................................       61.2          6.5
                                                                 ------        -----
                                                                 $936.1        100.0
                                                                 ======        =====

     MOUNTAIN OPERATIONS. The Corporation sells a wide variety of lift ticket products at its resorts targeted to particular customer segments at different times of the season. These products include season passes, frequent skier cards, single- and multi-day tickets, and heli-skiing. Season pass purchasers are a very important customer group because generally they are the most frequent visitors, have a loyalty to the resort and are owners of real estate at the resort. The frequent skier card is in use at Whistler Blackcomb, Tremblant and Stratton. In addition to their other features, frequent skier cards at Whistler Blackcomb and Stratton offer direct lift access as the card is scanned at the lift line and a charge is made against the cardholder's credit card. The Corporation uses its frequent skier cards to increase skier visits at non-peak times by offering discounts against the regular day ticket price or by tying in promotions at its retail stores or food and beverage facilities. Single- and multi-day tickets constitute the balance of the Corporation's line of lift-ticket products. These lift tickets are often sold to customers in packages including accommodation in order to fill beds when occupancy is expected to be low. Revenue from lift ticket sales and heli-skiing has increased from $221.7 million in fiscal 2004 to $299.6 million in fiscal 2006. The Corporation's goal is to manage its ticket yields to obtain premium prices during peak periods and maximize aggregate lift ticket revenue during non-peak periods.

     TRAVEL TOURS. Intrawest sells a number of different travel products through A&K. These luxury products include group travel, incentive travel programs, special interest group travel and personalized travel arranging. The luxury-tour and travel industry has recently experienced a period of growth after several years of contraction resulting from economic pressures and concerns about geo-political events (terrorism, war and health issues). Revenue from travel tours for the period from July 2, 2004 (date of acquisition of A&K) to June 30, 2005 amounted to $257.0 million and increased to $296.4 million in fiscal 2006.

     RETAIL AND RENTAL SHOPS. The retail and equipment rental operations contribute significantly to overall resort profitability. Revenue from the Corporation's retail division increased from $93.5 million in fiscal 2004 to $111.2 million in fiscal 2006. Retail revenue aids in stabilizing Intrawest's daily and weekly cash flows, as the Corporation's shops tend to have the strongest sales on poor weather days. Shopping is generally an important part of the guest vacation experience and interesting shops are a vital ingredient in the total resort framework. Across all of its resorts the Corporation owns 133 retail and ski rental shops containing approximately 239,000 square feet of sales/ service area. The large number of retail locations operated by the Corporation allows it to improve margins through large quantity purchase agreements and sponsorship relationships. These shops are located on the mountains and in the base areas. On-mountain shops generally sell ski accessories such as goggles, sunglasses, hats and gloves while base-area shops sell these items as well as hard goods such as skis, snowboards, boots and larger soft goods such as jackets and snowsuits. In addition, all locations offer the Corporation's own logo-wear which generally provides higher profit margins than other retail products. In the non-winter seasons, most of the on-mountain shops are closed and the base-area shops sell mountain bikes, in-line skates, tennis equipment and warm-weather apparel.

     The Corporation also owns and operates the 50-store chain of Breeze/Max sport retail and ski and snowboard rental shops containing approximately 96,000 square feet of space. This chain has locations in the western United States.

     FOOD AND BEVERAGE. Food and beverage is an important component in providing a satisfying guest experience and has been a significant source of revenue growth for the Corporation. The introduction of high-speed lifts in the late 1980s has allowed skiers to ski more runs in a shorter period, thereby providing more time for other activities, such as dining.

     Each of Intrawest's mountain resorts owns and operates all of its on-mountain food and beverage facilities. These facilities include restaurants, bars, cafes, warming huts, cafeterias and fine dining options such as Christine's at Blackcomb. Destination resorts, such as Whistler Blackcomb, which cater to visitors from all over the world, offer a wide variety of ethnic foods in their on-mountain restaurants as well as specialty menus for different family members. The resorts also own and operate many of the base-area restaurants and bars as well as many of the food service outlets in their village centers. In total, the Corporation owns and operates more than 100 different food and beverage facilities at its resorts with more than 30,000 seats. The Corporation's control of its on-mountain and base-area food services allows it to capture a larger proportion of guest spending as well as to ensure product and service quality. Revenue from food and beverage services increased from $74.3 million in fiscal 2004 to $96.0 million in fiscal 2006.

     SKI SCHOOL. The Corporation operates the ski school at each of its mountain resorts, except at Panorama where this service is concessioned to a third party. A variety of programs are offered to skiers, targeted to different ability levels and age groups.

     The Corporation has approximately 3,400 instructors on its ski school staff across all of its mountain resorts. Revenue from ski schools increased from $37.0 million in fiscal 2004 to $42.5 million in fiscal 2006.

     GOLF. At its mountain resorts, the Corporation owns and operates championship golf courses at Panorama, Blue Mountain (2), Tremblant (2), Copper
(2), Stratton and Snowshoe. The Corporation also owns an additional six courses in Florida (4) and British Columbia (2). Stratton also offers a golf school that attracts students from throughout eastern North America. Golf is a primary attraction in the summer and shoulder seasons, providing Intrawest with revenue from greens fees, golf cart rentals and pro-shop sales. In addition, golf also drives a significant portion of the food and beverage and lodging revenue during the summer. Golf courses are also a selling feature for real estate. Intrawest has significant developable land parcels adjacent to golf courses at its resorts, which generally command higher selling prices than other real estate. Revenue from golf increased from $26.4 million in fiscal 2004 to $30.7 million in fiscal 2006.

     OTHER. The Corporation generates additional revenue from miscellaneous activities (e.g., tubing, tennis, pool), community services, club operations, telephone services and unique businesses such as the marina at Sandestin and the service station at Copper. Revenue from this category increased from $31.9 million in fiscal 2004 to $68.1 million in fiscal 2006.

  STRATEGIC ALLIANCES AND SPECIAL EVENTS

     An important part of the Corporation's business strategy is to increase exposure of the Intrawest brand name and the brand names of the individual Intrawest resorts by entering into strategic alliances with leading companies and by hosting world-class events to gain international exposure. The Corporation's geographically diversified mountain resorts appeal to sponsors seeking exposure across North America. In addition, the Corporation's leading industry position, coupled with the demographics of its customer base, make it an attractive partner for prospective sponsors. The Corporation's strategic partners include Coca Cola, Telus, Visa Canada, The Globe and Mail, and SAP.

     The Corporation's resorts host a number of world-class sporting events including the Nokia Snowboard FIS World Cup Tour at Whistler and snowboarding's U.S. Open championship at Stratton. Whistler and Panorama have also been the sites of World Cup downhill and slalom races. In addition to these events, the Corporation's resorts host numerous high-profile music and arts events.

  INFORMATION TECHNOLOGY

     The Corporation's information technology systems improve communication with its guests and enhance guest service and convenience. These systems are intended to simplify a guest's purchase and use of the Corporation's services in order to build guest loyalty and encourage repeat buying. Information technology initiatives that have been implemented at certain of Intrawest's resorts include
(i) direct lift access systems by which skiers can avoid the ticket window by having their photo identification passes scanned at the lift line, (ii) digital imaging systems for ski passes that prevent season passholders from having to be photographed annually, (iii) resort-wide guest charging systems whereby an identification card can be used to charge goods or services at any of the Corporation's facilities across the resort, (iv) central reservation systems for use in connection with the Corporation's property management business and (v) ski school reservation and instructor scheduling systems that simplify the booking process for guests and allow the Corporation to ensure better utilization of instructors.

  RESORT MARKETING AND SALES

     The primary objectives of the Corporation's marketing strategy include (i) increasing the Corporation's market share of North American, European and Asian visitors, (ii) building demand during both peak and non-peak periods, (iii) increasing existing customers' use of the Corporation's network of resorts, (iv) expanding the summer-and shoulder-season businesses of the Corporation's resorts and (v) increasing the Corporation's total share of customer spending across each resort. Using market research information from the Corporation's database and employee feedback, the Corporation builds marketing programs that are targeted at particular customer and season segments.

     While traditional marketing media such as print media in ski industry and lifestyle publications continue to play a role in the overall marketing mix, the Corporation is placing increased emphasis on database marketing, strategic partnering and sponsorship initiatives. The Corporation has commenced initiatives to exploit its database to develop programs that identify and target new customers and increase the visit frequency and spending of existing customers.

     The Corporation offers guests the opportunity to plan and book their vacation over the telephone or through an online booking engine via the Internet. Travelers may customize their travel and fully plan and book all of their accommodation, airline bookings, car rentals, lift passes, ski rentals and ski lessons. Pre-set packages are also available.

MANAGEMENT SERVICES

     Management services revenue has increased from $124.4 million in fiscal 2004 to $172.5 million in fiscal 2006. The Corporation's lodging and property management division manages its own properties as well as properties owned by third parties. Currently the Corporation owns or manages approximately 8,200 lodging units at 14 different resorts. The lodging division performs a full complement of guest services including reservations, property management, housekeeping and brokerage operations for property owners and third-party developers. The Corporation's property management operation seeks to maximize the synergies that exist between lodging and the other experiences at Intrawest's resorts.

     The Corporation's real estate development program is designed to ensure the continued growth of its lodging operation. Typically, newly constructed condominiums and townhomes are sold to owners who place the units into a rental pool managed by the Corporation. The resulting growth in occupancy increases skier visits and provides an additional source of management fee revenue for Intrawest.

     Intrawest earns fees for development and sales management services provided to real estate partnerships in which Intrawest is a minority partner. See "Resort Real Estate Development -- Real Estate Partnerships." In addition, Playground, Intrawest's real estate sales and marketing division, earns fees for selling units on behalf of third-party developers.

RESORT REAL ESTATE DEVELOPMENT

     Intrawest is North America's largest mountain resort real estate developer. The Corporation has over 25 years of experience in the real estate industry, initially in the development of urban residential and commercial properties in the Pacific Northwest and, beginning in 1986 with its acquisition of Blackcomb, the development of mountain resort properties. In the past ten fiscal years, Intrawest has developed and sold approximately $4.1 billion of real estate. In 1994 the Corporation determined that it would no longer develop urban real estate and that it would sell its non-resort assets in order to concentrate on its resort operations and resort development activities. The Corporation has expertise in all aspects of real estate development, including master planning, project design, construction, sales and marketing, and property management.

     The following table summarizes certain key statistics relating to the Corporation's resort real estate. For additional information, see "Real Estate Properties."

                                                                          AS AT JUNE 30, 2006
                                 DATE       --------------------------------------------------------------------------------
                             CONSTRUCTION                               RESIDENTIAL                              COMMERCIAL
                              COMMENCED/                  RESIDENTIAL   UNITS HELD    COMMERCIAL   COMMERCIAL    SPACE HELD
                             IS EXPECTED    RESIDENTIAL   UNITS UNDER   FOR FUTURE      SPACE      SPACE UNDER   FOR FUTURE
RESORT                       TO COMMENCE    UNITS SOLD    DEVELOPMENT   DEVELOPMENT   COMPLETED    DEVELOPMENT   DEVELOPMENT
------                       ------------   -----------   -----------   -----------   ----------   -----------   -----------
                                                                                       (SQ FT)       (SQ FT)       (SQ FT)
Whistler Blackcomb(1)......      1987          3,698            --           146        215,000           --        31,000
Tremblant..................      1992          2,249           226         2,434        154,000           --       115,000
Keystone(2)()..............      1995          1,070            24            --         95,000           --            --
Panorama...................      1995            545            18           472         22,000           --            --
Stratton...................      1997            435            59           490             --           --            --
Snowshoe...................      1997            552            --           528         66,000           --        12,000
Mammoth(3).................      1998            708           316         1,712         74,000       19,000        66,000
Copper.....................      1998            544            --           697         88,000           --        23,000
Sandestin..................      1999          1,408           407         1,154        121,000       12,000        73,000
Three Peaks(4).............      2000            233             2            --             --           --            --
Blue Mountain..............      2000            807            85         1,074         68,000           --        52,000
Squaw Valley...............      2000            289             1            --         67,000           --            --
Mountain Creek.............      2001            208            98         1,263          6,000        9,000       108,000
Lake Las Vegas(5)..........      2001            345            --           629         76,000           --            --
Arc 1950...................      2002            547           151            --         61,000        8,000            --
Snowmass(6)................      2003              8           102           521             --       70,000        88,000
Winter Park................      2004             --           194         1,345          2,000           --        34,000
Village of Imagine(7)......      2005             --           256           744             --        4,000        47,000
Honua Kai(8)...............      2006             --           318           382             --        2,000        22,000
Flaine.....................      2006             --            --           554             --           --        15,000
Napa.......................      2006             --            --           160             --           --        20,000
Tower Ranch(9).............      2007             --            --           689             --           --            --
Verrado....................      2007             --            --           785             --           --        90,000
Arc 1800...................      2007             --            --           315             --           --         6,000
Village at Hampton Lakes...      2008             --            --         1,200             --           --       100,000
Verbier....................      2008             --            --           328             --           --            --
Village at Gardegan........      2008             --            --           443             --           --         2,000
                                              ------         -----        ------      ---------      -------       -------
                                              13,646         2,257(10)    18,065(10)  1,115,000      124,000(10)   904,000(10)
                                              ======         =====        ======      =========      =======       =======

---------------

 (1) The Corporation has a 77% interest in both Whistler Mountain Resort Limited Partnership and Blackcomb Skiing Enterprises Limited Partnership. The information on Whistler Blackcomb in this table reflects 100% of the partnerships' land holdings.
 (2) The Corporation had a 50% interest in a joint venture that developed the land at Keystone (certain projects were at 60%). The information on Keystone in this table reflects 100% of the joint venture's land, except for a project of 24 units currently under development in which the Corporation holds a 100% interest.
 (3) In March 2006 the Corporation completed the sale of its real estate at Mammoth, retaining a 15% interest in the joint venture that will develop the real estate. The information on Mammoth in this table reflects 100% of the joint venture's land holdings.
 (4) The Corporation has a 50% interest in a joint venture that owns and is developing the land at Three Peaks. The information on Three Peaks in this table reflects 100% of the joint venture's land holdings.
 (5) The Corporation has a 35% interest in a joint venture that is developing 596 of the residential units held for future development at Lake Las Vegas. The remaining balance of 33 units are owned 100% by the Corporation. The information on Lake Las Vegas in this table reflects 100% of the joint venture's land holdings.
 (6) The Corporation has a 50% interest in a joint venture that is developing the land at Snowmass. The information on Snowmass in this table reflects 100% of the joint venture's land holdings.
 (7) The Corporation has a 40% interest in a joint venture that owns and is developing the land at the Village of Imagine in Orlando. The information on Village of Imagine in this table reflects 100% of the joint venture's land holdings.
 (8) The Corporation has a 30% interest in a joint venture that owns and is developing the land at Honua Kai in Maui. The information on Honua Kai in this table reflects 100% of the joint venture's land holdings.
 (9) The Corporation has a 62.45% interest in a joint venture that owns and is developing the land at Tower Ranch. The information on Tower Ranch in this table reflects 100% of the joint venture's land holdings.
(10) The Corporation's pipeline of real estate projects comprises residential units and commercial space under development and held for future development with aggregate 21,350 units.

  THE DEVELOPMENT PROCESS

     Intrawest's approach to real estate development encompasses (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The Corporation carefully manages the number and mix of new projects brought to the market each year to maximize its returns and support real estate values. In addition, control over all development activities allows the Corporation to align its real estate strategies more closely with resort operations, where applicable.

     LAND ACQUISITION. The same factors that lead to resort visits, such as accessibility, four-season attractions and amenities, and proximity to major markets, also enhance real estate values. When Intrawest investigates potential resort acquisitions, the potential for real estate development is one of the primary considerations.

     Intrawest believes that it has a conservative approach to the acquisition of land. The Corporation often acquires its land at low cost in conjunction with the purchase of the resorts or through joint ventures or other arrangements which typically provide that land payments are due only when units are sold. The extensive land holdings at Tremblant, Panorama, Stratton, Snowshoe, Copper and Mountain Creek were acquired at low cost in conjunction with the acquisition of these resorts.

     RESORT MASTER PLANNING. The starting point of the Corporation's development program at a resort is the "envisioning process," under which consultants and members of Intrawest's management plan future developments by envisioning how an entire resort will appeal to visitors. The envisioning process includes consideration of issues such as the historical significance and unique features of the site, the desired architectural character of the resort, the ambience of the resort, and the amenities and features that will animate the resort. The end product of this process is a vision statement that serves as a guide to the development of the resort throughout its build-out. The highlights of the vision statement are incorporated into a short multi-media presentation which employs evocative photography, words and music to communicate the vision to large audiences, including various levels of government, partners and associates, the financial community, the media, environmental groups and the general public. The envisioning process was used to create the French Canadian village theme for Tremblant and the Mediterranean theme for Lake Las Vegas.

     After the envisioning process is complete, the next stage is to achieve the necessary zoning to allow for the implementation of the master plan, involving close liaison with municipal approval agencies and multiple public hearings.

     PROJECT DEVELOPMENT AND CONSTRUCTION. After the overall master plan has been designed and the zoning has been approved, the next stage in the development program is to build the necessary infrastructure for the resort, such as roads, water, and sewer and utility services, and to create individual real estate projects. Each of the Corporation's real estate projects is assigned to a development manager who is responsible for all aspects of the development cycle from project conception to ultimate sell-out.

     The development managers are supported by a team of design, construction, finance and sales staff with the assistance of local consultants. Intrawest leverages its successful track record through the transfer of "project templates" to new developments, subject to modified designs to reflect the resort master plan and any local market requirements. This practice helps to control costs and reduce construction risk. The Corporation often develops woodframe developments which have a shorter construction timetable. In addition, the Corporation does not normally construct its own projects but rather engages general contractors under fixed-price contracts that transfer most of the risk of construction cost overruns to the contractor. The Corporation generally arranges construction financing to cover approximately 75% of total costs.

     MARKETING AND SALES. Market research is an important part of the Corporation's development program. Projects are tailored to the needs of prospective customers by price range, type (condominium-hotel, townhome or single-family residences) and location (with ski-in, ski-out access, by the golf course or in the woodlands). With a diversified product line, Intrawest is able to respond to changing market conditions within an individual resort and to maximize the value of each product type.

     The Corporation employs its own sales personnel to sell its projects on a commission basis. The resorts are supported by marketing and sales personnel in Vancouver and by external consultants. Marketing and sales costs for an individual project are generally in the range of 5% to 7% of total project costs. Real estate marketing also benefits resort operations since it exposes the resort to potential visitors and skiers.

     Intrawest generally follows a policy of pre-selling a significant portion of its real estate projects prior to and during construction in order to mitigate its risk of unsold completed inventory. The Corporation markets its properties to the resort's most loyal customers through a sophisticated database marketing strategy and the use of a "national launch team" working across the Corporation's major markets. This approach has been applied to large condominium-hotel projects such as Hokulani at Honua Kai and Etoile du Matin at Tremblant. The Corporation has pre-sold approximately 85% of its units currently under development.

     COMMERCIAL DEVELOPMENT AND LEASING. Many of Intrawest's real estate projects, particularly in its resort villages, comprise residential units constructed on top of ground floor retail space. The Corporation occupies some of the retail space for its own stores, restaurants and bars and also leases space to third-party operators. The mix of tenants and the quality of their finished stores are closely managed by the Corporation so as to maintain the ambience of the resort. In order to attract top-quality retail operators, the Corporation seeks to ensure that their stores and restaurants have access to visitors throughout the year. By providing summer- and shoulder-season activities and amenities such as summer outdoor recreational activities and cultural programs, the Corporation is able to improve year-round utilization of facilities.

     As at June 30, 2006, Intrawest had developed 1,115,000 square feet of commercial space at its resort real estate holdings.

  REAL ESTATE PARTNERSHIPS

     Commencing in 2003, the Corporation announced that it was reorganizing the manner in which the production phase of its resort real estate development business would be conducted.

     From that point forward, the majority of Intrawest's large condominium projects have been developed by partnerships in which the Corporation maintains a minority equity ownership. The majority partners are typically large investment firms that participate in the profits generated by these projects after they have been constructed and sold to end-users. Project capital requirements beyond those provided by the equity partners are supplied through construction financing secured by the project.

     Typically a partnership will purchase from Intrawest at fair market value a parcel of land along with all aspects of the planned development at the time that the project is ready to commence construction. Subsequent to this sale, the partnership is responsible for overseeing completion of the project, delivery of the units to end-users and sale of any unsold units.

     The partnerships provide a two-fold beneficial effect on the Corporation's real estate development business. First, Intrawest's own equity requirements for projects developed in partnerships is greatly reduced, thus allowing the Corporation to redeploy capital into other opportunities or reduce corporate debt. Second, in addition to the profit that Intrawest earns through its minority equity stake, the Corporation also earns fees through the provision of sales and development management services to these projects, thus increasing its rate of return on invested capital.

     More recently, the Corporation has taken the strategy a step further and entered into partnerships similar to those utilized for the production phase of its resort real estate development business to purchase and hold land parcels with a medium-term development horizon for large-scale projects.

     Intrawest continues to develop some real estate outside of partnerships, in particular product which has a shorter development timeframe, is less capital intensive or involves some complexity that makes it difficult to develop within a partnership. This includes single-family lots, smaller condominium and town home projects, and resort club and fractional (time-share) projects.

  REAL ESTATE PROPERTIES

     Set out below is a brief overview of Intrawest's land holdings followed by a listing of projects recently completed or under active development.

     WHISTLER BLACKCOMB. Since 1986 the Corporation has exercised options on and developed all of its land holdings at the base of Blackcomb. The Corporation has additional lands available in Whistler for the development of approximately 120 residential units. The Corporation expects that the development of these lands will take place over a period of seven years.

     TREMBLANT. Intrawest's construction of a French Canadian resort village on the southern slopes of Mont Tremblant is substantially complete. The Corporation is developing a second village with approximately

1,800 residential units and 62,000 square feet of commercial space. The infrastructure necessary to support this development is currently being constructed. The Corporation also has additional lands available for the development of approximately 600 residential units and 30,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of 15 to 18 years.

     KEYSTONE. In 1993 Intrawest entered into a joint venture to develop the real estate at Keystone. Following the development of approximately 1,000 residential units and 95,000 square feet of commercial space, the joint venture was terminated. There is one project of 24 units under development in which the Corporation holds a 100% interest.

     PANORAMA. The Corporation is developing, or has land planned for the development of, approximately 490 residential units. The Corporation expects that the development of these lands will take place over a period of about 10 years.

     STRATTON. The Corporation is developing, or has land planned for the development of, approximately 550 residential units. The bulk of the development will expand the existing village at the base of Stratton Mountain. The Corporation expects that the development of these lands will take place over a period of 10 years.

     SNOWSHOE. The Corporation is developing, or has land planned for the development of, approximately 530 residential units and 12,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight years.

     MAMMOTH. Together, the Corporation and the joint venture in which the Corporation has an interest, are developing, or have land planned for the development of, approximately 2,030 residential units and 85,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of nine years.

     COPPER. The Corporation is developing, or has land planned for the development of, approximately 700 residential units and 23,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of 13 years.

     SANDESTIN. The Corporation is developing, or has land planned for the development of, approximately 1,560 residential units and 85,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of seven years.

     BLUE MOUNTAIN. Through an agreement with Blue Mountain Resorts, the Corporation is developing, or plans to develop, approximately 670 residential units and 52,000 square feet of commercial space. The Corporation is also developing, or has land planned for the development of, approximately 490 residential units surrounding the Monterra Golf Course. The Corporation expects that the development of these lands will take place over a period of 11 years.

     MOUNTAIN CREEK. The Corporation has land planned for the development of approximately 1,360 residential units and 108,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight to 10 years.

     LAKE LAS VEGAS. The Corporation is developing, or has land planned for the development of, approximately 630 residential units. The Corporation expects that the development of these lands will take place over a period of approximately five years.

     ARC 1950. Through an option with Compagnie des Alpes, owners of Les Arcs in France, the Corporation is developing approximately 150 residential units and 8,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of two years.

     SNOWMASS. Through an option with the owners of Snowmass in Colorado, the Corporation is developing, or has land planned for the development of, approximately 620 residential units and 158,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of seven years.

     WINTER PARK. Through an option with the owners of Winter Park in Colorado, the Corporation has plans to develop approximately 1,540 residential units and 34,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of about 15 years.

     VILLAGE OF IMAGINE. The Corporation is developing a 24-acre site adjacent to the Orange Country Convention Center in Orlando, Florida. The Corporation has plans to develop approximately 1,000 residential units and 51,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of four years.

     HONUA KAI. The Corporation has land planned for the development of 700 residential units and 24,000 square feet of commercial space in Maui, Hawaii. The Corporation expects that the development of these lands will take place over a period of six years.

     FLAINE. Through an option with the owners of Flaine in France, the Corporation has land planned for the development of approximately 550 residential units and 15,000 square feet of commercial space on this site. The Corporation expects that the development of these lands will take place over a period of six years.

     VILLAGE AT GARDEGAN. Through an option with the owners of Saint Emilion in France, the Corporation has land planned for the development of approximately 440 residential units and 20,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of seven years.

     NAPA. The Corporation has land planned for the development of 160 residential units in the City of Napa in California. The Corporation expects that the development of these lands will take place over a period of three years.

     TOWER RANCH. Through a joint venture, the Corporation has land planned for the development of approximately 690 residential units on this site. The Corporation expects that the development of these lands will take place over a period of 11 years.

     VERRADO. Through an option with the owners of Verrado in Buckeye, Arizona, the Corporation has land planned for the development of approximately 790 residential units and 90,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of eight years.

     ARC 1800. Through an option with Compagnie des Alpes, owners of Les Arcs in France, the Corporation is developing approximately 320 residential units and 6,000 square feet of commercial space. The Corporation expects that the development of these lands will take place over a period of six years.

     VILLAGE AT HAMPTON LAKES. The Corporation has land planned for the development of approximately 1,200 residential units and 100,000 square feet of commercial space in Bluffton, South Carolina. The Corporation expects that the development of these lands will take place over a period of eight years.

     VERBIER. Through an option with the owners of Verbier in Switzerland, the Corporation has land planned for the development of approximately 330 residential units and 1,000 square feet of commercial space on this site. The Corporation expects that the development of these lands will take place over a period of seven years.

            PROJECTS RECENTLY COMPLETED OR UNDER ACTIVE DEVELOPMENT

                           OWNERSHIP   TOTAL                      PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS                      STATUS AT JUNE 30, 2006
------------               ---------   ------   ------------------------------------------------------------
WHISTLER BLACKCOMB
At Nature's Door              77%        22     Fractional units for sale; construction completed December
                                                2003; 21 units sold.
Whistler Village Phase        30%        83     Condominium-hotel units for sale; construction completed
III*                                            June 2005; 82 units sold.
Kadenwood Phase II Lots       77%         7     Single-family lots for sale; construction completed June
                                                2003; 1 lot sold.

TREMBLANT
Tremblant Les Eaux III       100%        39     Townhomes for sale; construction of Phase III A completed
A&B                                             May 2005; fully sold. Construction for Phase III B to begin
                                                June 2007 with scheduled completion March 2008.
Storied Places,              100%        23     Fractional units for sale; construction started July 2004
Tremblant                                       with scheduled completion July 2008; 15 units sold.
Panache                      100%        36     Townhomes for sale; construction started July 2004 with
                                                scheduled completion October 2006; 33 units pre-sold.
Borealis                     100%        64     Townhomes for sale; construction started February 2006 with scheduled completion July 2007; 53 units pre-sold.
Etoile du Matin              100%        54     Condominium-hotel units for sale; construction started May
                                                2006 with scheduled completion July 2007; fully pre-sold.
Foret Blanche                100%        24     Single-family lots for sale; construction to begin July 2006 with scheduled completion June 2007; fully pre-sold.

KEYSTONE
Settler's Creek Phase        100%        24     Townhomes for sale; construction started July 2005 with
III                                             scheduled completion June 2008; 10 units pre-sold.

PANORAMA
Wildwood                     100%        18     Townhomes for sale; construction completed February 2003; 17 units sold.
1000 Peaks Summit            100%        47     Condominium-hotel units for sale; construction completed
                                                April 2004; 40 units sold.
Copper Grove                 100%         8     Single-family lots for sale; construction completed July
                                                2004; 2 lots sold.
The Cabins                   100%        14     Single-family lots for sale; construction completed
                                                September 2005; 13 lots sold.
The Lookout Phase II         100%        18     Fractional units for sale; construction started September
                                                2005 with scheduled completion December 2006; 9.75 units
                                                pre-sold.

STRATTON
Hearthstone Lodge*            35%        38     Condominium-hotel units for sale; construction completed
                                                August 2005; 36 units sold.
Tree Top Phase III*           35%        30     Townhomes for sale; construction started April 2005 with
                                                scheduled completion November 2006; 26 units pre-sold.
Founder's Lodge Phase I*      35%        47     Condominium-hotel units for sale; construction started May
                                                2005 with scheduled completion December 2006; 40 units
                                                pre-sold.
Tamarack Heights Stealth     100%        12     Single-family lots for sale; construction started May 2006
Lots                                            with scheduled completion December 2007; fully pre-sold.

SNOWSHOE
The Seneca*                   35%        61     Condominium-hotel units for sale; construction completed
                                                March 2005; 59 units sold.
Expedition Station*           35%       100     Condominium-hotel units for sale; construction completed
                                                January 2006; 99 units sold.

MAMMOTH
Monache Westin*               35%       230     Condominium-hotel units for sale; construction started April
                                                2005 with scheduled completion June 2007; 230 units
                                                pre-sold.
Solstice I*                   15%        25     Townhomes for sale; construction started August 2004 with
                                                scheduled completion July 2006; fully pre-sold.
Woodwinds                    100%        28     Townhomes for sale; construction started June 2006 with
                                                scheduled completion December 2007; 22 units pre-sold.
* Partnership project

                           OWNERSHIP   TOTAL                      PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS                      STATUS AT JUNE 30, 2006
------------               ---------   ------   ------------------------------------------------------------
COPPER
The Cirque                   100%        38     Quarter-share units for sale; construction completed January
                                                2004; 31.25 units sold.

SANDESTIN
Luau*                         35%       243     Condominium-hotel units for sale; construction started June
                                                2004 with scheduled completion October 2006; fully pre-sold.
Laurel Grove Cottages        100%        46     Townhomes for sale; construction started March 2005 with
West                                            scheduled completion October 2006; 39 units pre-sold.
Inspiration                  100%        20     Fractional units for sale; construction completed January
                                                2006; 10 units sold.
Elation*                      15%       118     Condominium-hotel units for sale; construction started June
                                                2005 with scheduled completion December 2006; fully
                                                pre-sold.

THREE PEAKS
Estate Lots*                  50%       250     Single-family lots for sale; construction of Phase I (102
                                                units) completed September 2000; fully sold. Construction of
                                                Phase II (63 units) completed January 2001; fully sold.
                                                Construction of Phase III (85 units) completed June 2002; 64 lots sold.

BLUE MOUNTAIN
Rivergrass Phase III         100%        28     Townhomes for sale; construction completed June 2005; 26
                                                units sold.
Trillium House*               30%       224     Condominium-hotel units for sale; construction of Phase I
                                                (121 units) completed September 2005; 113 units sold.
                                                Construction of Phase II (103 units) completed February
                                                2006; 88 units sold.
Mosaic Phase                 100%        85     Condominium-hotel units for sale; construction started April
                                                2006 with scheduled completion June 2007; 59 units pre-sold.

MOUNTAIN CREEK
Whitetail Townhomes          100%        63     Townhomes for sale; construction completed October 2002; 62 units sold.
Laurels                      100%        21     Townhomes for sale; construction completed November 2002; 20 units sold.
Appalachian                  100%       100     Condominium-hotel units for sale; construction completed May
                                                2006; 98 units sold.
Appalachian Phase B          100%        77     Condominium-hotel units for sale; construction started May
                                                2005 with scheduled completion September 2006; fully
                                                pre-sold.
Black Creek Sanctuary        100%        28     Townhomes for sale; construction started July 2005 with
Phase 2                                         scheduled completion July 2006; fully pre-sold.
Black Creek Sanctuary        100%        21     Townhomes for sale; construction to started April 2006 with
Phase 3                                         scheduled completion June 2007; 7 units pre-sold.

LAKE LAS VEGAS
Luna di Lusso -- Bldg C*      35%        85     Condominium-hotel units for sale; construction completed
                                                March 2006; 84 units sold.
Luna di Lusso -- Bldg D*      35%        85     Condominium-hotel units for sale; construction completed
                                                June 2006; 84 units sold.

ARC 1950
Manoir Savoie                100%       155     Condominium-hotel units for sale; construction started July
                                                2005 with scheduled completion July 2007; 129 units
                                                pre-sold.

SNOWMASS
The Residences*               50%        10     Fractional units for sale; construction completed July 2003;
                                                8.13 units sold.
Countryside*                  50%        11     Single-family homes for sale; construction started May 2005 with scheduled completion September 2006.
Phase 1A                      50%        91     Condominium-hotel units for sale; construction to begin July
                                                2006 with scheduled completion March 2008; 88 units
                                                pre-sold.


* Partnership project

                           OWNERSHIP   TOTAL                      PROJECT DESCRIPTION AND
PROJECT NAME               INTEREST    UNITS                      STATUS AT JUNE 30, 2006
------------               ---------   ------   ------------------------------------------------------------
WINTER PARK
Village Building 4&5         100%       194     Condominium-hotel units for sale; construction started May
                                                2006 with scheduled completion December 2007; 117 units
                                                pre-sold.

VILLAGE AT IMAGINE
Grand Imagine*                40%       256     Condominium-hotel units for sale; construction started
                                                December 2005 with scheduled completion January 2008; 227
                                                units pre-sold.

HONUA KAI
Hokulani*                     30%       318     Condominium-hotel units for sale; construction started
                                                January 2006 with scheduled completion December 2008; 316
                                                units pre-sold.
* Partnership Project

  RESORT CLUB

     Intrawest entered the vacation ownership business in 1993. Unlike traditional timeshare, Club Intrawest ("Resort Club") features equity ownership in a club that offers high-end accommodation through an innovative points-based membership system. After constructing a club location, Intrawest transfers ownership of the vacation units, free and clear of all encumbrances, to a trustee for the Resort Club, a non-profit, non-stock corporation. In return, Intrawest receives the right to sell points (vacation time) to the general public in the Resort Club accommodation. Each individual purchasing points becomes a Member in the Resort Club with the entitlement to stay at any Resort Club location or at international resorts through an affiliation with one of the major exchange agencies. Members of the Resort Club have the flexibility to take vacations in various club locations or at more than 3,700 resorts through membership in ExtraOrdinary Escapes, Intrawest's owned and operated exchange company, including seven-night vacation exchanges with Resort Condominiums International ("RCI"). In addition, Intrawest has a direct exchange agreement with Disney Vacation Club that allows members of that club and the Resort Club to enjoy exchange privileges. Intrawest also has a direct exchange agreement with International Cruise & Excursions, Inc., which allows Resort Club members to exchange their points for a cruise throughout the world. Each accommodation type at each Resort Club location is assigned a point value for each day of the year. The point value assigned to each day depends on the day of the week and season, with higher demand times carrying a higher point value. The selling price per point is exclusively controlled by Intrawest depending upon market conditions.

     A Member of the Resort Club receives an annual allotment of points in perpetuity. The points can be utilized in different denominations to vary the time of year, length of stay, location of vacation and the type of accommodation used, all subject to availability. Except in the first year of ownership, unused points may be carried forward (banked) for one year or points may be borrowed from the next year to complete a vacation reservation. Points may be sold, transferred or bequeathed, subject to Intrawest's right of first refusal to purchase such points.

     To date, Intrawest has Resort Club locations at Whistler, British Columbia (122 units), Tremblant, Quebec (54 units), Panorama, British Columbia (21 units), Kauai, Hawaii (10 units), Palm Desert, California (66 units), Vancouver, British Columbia (29 units), Sandestin, Florida (59 units), Blue Mountain, Ontario (55 units) and Zihuatanejo, Mexico (69 units). The quality and service levels of the Corporation's Resort Club locations have placed the Resort Club in RCI's highest-rated group of worldwide destination resorts. Through June 30, 2006, approximately 3.2 million points have been sold to over 18,000 Members for approximately $350 million.

     Valuable synergies exist between the Resort Club and other Intrawest operations. Vacation ownership facilities typically have the highest occupancy rates of any type of resort accommodation, which translates into increases in other revenue sources for Intrawest resorts including lift tickets, food and beverage, retail and golf. Significant cross-marketing opportunities also exist, primarily through the sharing of database marketing systems.

                        REPORT ON EXECUTIVE COMPENSATION

HUMAN RESOURCES COMMITTEE

     Intrawest has a Human Resources Committee (the "Committee") which is responsible for reviewing the levels and form of total compensation paid to Intrawest's employees and administering Intrawest's share compensation and long-term incentive plans. The Committee is composed entirely of independent directors.

     Among other things, the mandate of the Committee includes annually reviewing and determining the base salary, incentive compensation and long-term compensation for the Chief Executive Officer and Chief Financial Officer, reviewing and approving the levels and form of the total compensation of Intrawest's senior management, overseeing and monitoring employee compensation strategies and benefits and authorizing, approving, adopting and overseeing Intrawest's incentive compensation plans and equity-based plans. In addition, the Committee annually prepares for review and approval by the Board of Directors a report on executive compensation.

     The Committee on a regular basis hires outside compensation and benefit consultants to assist it in its review and deliberations, including benchmarking and comparison of Intrawest's compensation and benefits against competitors and others in the real estate, travel and resort sectors. For the year ended June 30, 2006, the Committee retained Hewitt Associates, an international compensation consulting company, to provide independent advice with respect to the levels and methods of compensation of executive officers and Intrawest's incentive compensation plans.

     Set out below is the Committee's report on executive compensation in relation to the fiscal year ended June 30, 2006, and additional information regarding executive compensation, securities authorized for issuance under equity compensation plans, compensation of directors, indebtedness of directors and executive officers, and directors' and officers' liability insurance.

COMPOSITION OF THE HUMAN RESOURCES COMMITTEE

     The Human Resources Committee is composed of four independent members of the Board of Directors. The current members of the Committee are Gordon MacDougall, Marti Morfitt (Chair), Paul Novelly and Bernard Roy. Except as described in the management information circular of Intrawest dated September 20, 2006 (the "Circular"), no member of the Committee is or was during the most recently completed financial year an officer or employee of Intrawest or any of its subsidiaries, nor was formerly an officer of Intrawest or any of its subsidiaries, nor had or has any material interest, direct or indirect, in any transaction since the commencement of Intrawest's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect Intrawest or any of its subsidiaries or any relationship that requires disclosure under "Indebtedness of Directors and Executive Officers."

EXECUTIVE COMPENSATION STRATEGY

     Intrawest's executive compensation strategy combines salary, annual incentives and long-term incentives with a program of benefits and perquisites to form an integrated compensation strategy designed to achieve the following objectives:

     - to encourage and reward entrepreneurial management by having a significant proportion of compensation relate to business performance;

     - to attract and retain executives on a competitive basis across North America; and

     - to ensure commonality of interest between shareholders and management, both short-term and long-term.

     From time to time the Committee undertakes a comprehensive review of the compensation plans for Intrawest's senior executives with the objective of ensuring that the plans meet the objectives cited above. Professional consultants are engaged to assist the Committee. These consultants develop comparable compensation groups, conduct compensation surveys and advise the Committee about the structuring of compensation arrangements that would meet Intrawest's objectives. The Committee incorporates the consultants' recommendations in the compensation determinations.

     Total compensation is targeted to be competitive to a "Comparator Group," a comparable group of leisure and resort companies in North America, and general industry of a similar revenue size. As an overriding goal, the Committee structures its compensation plans to place more emphasis on long-term incentives than on short-term remuneration. For each of the "Named Executive Officers" (as defined on page 28) approximately 50% of their remuneration is based on financial performance of Intrawest or their division.

  BASE SALARIES

     Base salaries are established by reference to the Comparator Group and of general industry companies of similar size.

  ANNUAL INCENTIVES

     Intrawest provides opportunities to earn annual incentive awards that are based upon the achievement of personal performance goals and upon the financial performance of Intrawest. For the senior executives, other than the Chief Executive Officer and the Chief Operating Officer, the annual incentives range from 0% to 75% of base salary depending on performance. For the Chief Executive Officer and the Chief Operating Officer, the annual incentives range from 0% to 100% of base salary depending on performance. The annual incentive awards are determined by reference to corporate financial goals, strategic objectives and subjective matters. The corporate financial goals represent approximately 60% of the potential overall award, the strategic objectives represent approximately 30% and subjective matters represent approximately 10%.

     For the Named Executive Officers, the performance and strategic goals differ by individual. Financial goals are measured with reference to earnings per share, EBITDA (EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, income taxes, depreciation and amortization, as well as any non-recurring items), net debt and Common Share price performance. In fiscal 2006 overall corporate financial objectives were met, although results differed by division or business entity.

  KEY EXECUTIVE DEFERRED SHARE UNIT PLAN

     As described under "Statement of Executive Compensation -- Key Executive Deferred Share Unit Plan," Intrawest has a Key Executive Deferred Share Unit Plan that allows executive officers to elect annually to receive all or any portion of their annual incentive plan cash award that would otherwise have become payable as deferred share units. The Committee administers the Key Executive Deferred Share Unit Plan, including monitoring the number of deferred share units credited to executive officers.

LONG-TERM INCENTIVE PLANS

(a)   EXECUTIVE LONG-TERM INCENTIVE PLAN

     As described under "Statement of Executive Compensation -- Executive Long-Term Incentive Plan," the Long-Term Incentive Plan ("LTIP") is a long-term performance-based compensation plan. The plan provides for cash payments to the participating key executive officers following termination of employment based on notional Common Shares earned in relation to cumulative consolidated net income over four plan cycles. The Committee has determined that the combination of corporate financial performance and stock price performance provides commonality of interest between shareholders and senior executive officers by linking compensation with long-term results achieved for shareholders.

     The rights of participating executive officers under the LTIP are taken into account by the Committee when considering other awards of long-term compensation for senior officers.

     In May 2006 the Committee approved amendments to the LTIP (i) to amend certain definitions relevant to the calculation of cumulative consolidated net income and earnings per share to provide the Committee discretion to allocate call premium charges incurred by Intrawest to effect the early payout of outstanding senior notes of Intrawest during the 2004 and 2005 fiscal years over the term of the replacement senior notes, (ii) to provide anti-dilution protection in respect of certain issuances of rights, options or warrants or convertible securities and (iii) to make other minor changes to correct or clarify certain provisions.

(b)   KEY EXECUTIVE EMPLOYEE BENEFIT PLAN

     As described under "Statement of Executive Compensation -- Key Executive Employee Benefit Plan," Intrawest had a Key Executive Employee Benefit Plan under which the Committee, in 2002, granted awards of unvested shares that were purchased in the open market to Messrs. Houssian and Jarvis. These shares vested based on (i) the attainment of certain financial performance goals related to earnings per share and net debt to EBITDA ratios for the two financial years ended June 30, 2005, and (ii) the continued employment of the executive. The Committee administered the Key Executive Employee Benefit Plan and monitored the attainment of the specified financial performance goals and the determination of vesting of shares. The Committee approved the payment of an amount equal to dividends received on unvested shares held under the plan as additional contributions, which were used to purchase additional unvested shares under the plan. The last unvested shares to vest vested in December 2005 following which the Key Employee Benefit Plan expired.

     Mr. Gary Raymond resigned as an officer and employee of Intrawest on November 18, 2005. The Committee approved an amendment to the Plan to avoid the forfeiture and cancellation of unvested shares held under the Plan for Mr. Raymond as a result of such resignation such that the shares held for Mr. Raymond vested on December 15, 2005.

(c)   KEY EXECUTIVE LONG-TERM INCENTIVE PLAN

     Following the Committee's most recent comprehensive review of the compensation plans for Intrawest's senior executives, the Committee determined that Intrawest should implement a long-term incentive compensation plan based on achievement by Intrawest of a return on invested capital on a cumulative basis. The plan period covers performance in the 2006 through 2008 financial years. The Key Executive Long-Term Incentive Plan entitles three executive officers to earn from 60% to 140% of a target number of notional Common Shares based on the cumulative return on invested capital and to receive a cash payment in respect of the vested notional Common Shares following termination of employment based on the value of the Common Shares at that time. The Plan measures EBITDA as a percentage of return on total invested capital including both equity and debt.

     The Committee approved the grant of a total target number of 337,950 notional Common Shares as a three-year target for the three executive officers, including Messrs. Houssian and Currie.

(d)   2002 FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLAN

     As described under "Indebtedness of Directors and Executive Officers -- 2002 Funded Senior Employee Share Purchase Plan," Intrawest adopted a plan in 2002 under which Intrawest may make loans to designated eligible employees to be used for the purchase of Common Shares in the open market.

     All loans outstanding under the 2002 Funded Senior Employee Share Purchase Plan to executive officers were made in 2002, prior to the implementation of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations made thereunder. Following implementation of that legislation, the Committee determined that no further loans would be made under the plan to executive officers.

     All loans to executives under the 2002 Funded Senior Employee Share Purchase Plan are at the personal risk of the executive and no loans outstanding under the plan have been forgiven.

     It is contemplated that the 2002 Funded Senior Employee Share Purchase Plan will be terminated under the proposed Arrangement. Upon completion of the Arrangement all loans outstanding under this plan will be repaid in full.

(e)   STOCK OPTION PLAN

     As described elsewhere in this Annual Information Form, Intrawest has a stock option program that is offered to its senior executive officers and a broader group of managers. The amount and terms of outstanding options, deferred share units and unvested share units are taken into account by the Committee when determining whether and how many new option grants should be made. No grants of stock options were made in the 2006 financial year and the Committee has determined that it does not intend to grant options to Intrawest's executive officers in the 2007 financial year.

(f)   RESTRICTED SHARE UNITS

     In April 2006 Intrawest hired Alex Wasilov, who was a director of Intrawest, as President and Chief Operating Officer. In connection with the employment of Mr. Wasilov, the Committee approved a Restricted Share Unit Agreement between Intrawest and Mr. Wasilov under which Mr. Wasilov was granted 29,439 notional Common Shares which vest over a three-year period and a Performance Based Restricted Share Unit Agreement between Intrawest and Mr. Wasilov that entitles Mr. Wasilov to earn from 60% to 140% of a target allocation of 48,270 notional Common Shares based on the cumulative return on invested capital in respect of the 2006 through 2008 financial years. Following vesting of notional Common Shares under the Restricted Share Unit Agreement and the Performance Based Restricted Share Unit Agreement, Mr. Wasilov is entitled to receive a cash payment in respect of the vested notional Common Shares based on the value of the Common Shares at that time.

     As is described in the Circular, as part of the Arrangement, it is proposed that all notional Common Shares granted or allocated under the Restricted Share Unit Agreement and Performance Based Restricted Share Unit Agreement will be deemed to have vested and without any further return by the holder thereof be cancelled and terminated by Intrawest and the holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 per notional Common Share, net of any applicable tax withholdings, and the Restricted Share Unit Agreement and Performance Based Restricted Share Unit Agreement will be cancelled.

     In addition, in May 2006 the Committee approved the adoption of the Intrawest Corporation Senior Employee Restricted Share Unit Plan (the "Senior Employee RSU Plan"). This plan provides for incentive compensation for senior employees who do not participate in the Key Executive Long-Term Incentive Plan based on Intrawest's cumulative return on invested capital on a basis similar to the Key Executive Long-Term Incentive Plan. The Senior Employee RSU Plan entitles the 14 participating senior employees, including two Named Executive Officers and certain other officers, to earn from 60% to 140% of a target number of notional Common Shares based on the cumulative return on invested capital in respect of the 2006 through 2008 financial years and to receive a cash payment following the vesting of the notional Common Shares based on the value of the Common Shares at that time. Like the Key Executive Long-Term Incentive Plan, the Senior Employee RSU Plan measures EBITDA as a percentage of return on total invested capital including both equity and debt.

     The Committee approved the grant of a total target number of 97,000 notional Common Shares as a three-year target for the 14 participants.

     All cash payments made pursuant to the foregoing incentive plans are to be made net of any applicable tax withholdings.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

     The Chief Executive Officer participates in all of the short-term and long-term incentive programs, except the Senior Employee RSU Plan, as summarized elsewhere in this Annual Information Form. The base salary of the Chief Executive Officer was determined by the Committee after considering various factors, including information available to the Committee regarding base salaries of executives in the Comparator Group received from Intrawest's compensation consultants. The bonus under the short-term incentive arrangement awarded to the Chief Executive Officer in 2006 recognized the financial performance of Intrawest and the achievement of corporate initiatives during that fiscal period. In determining this award the Committee referred to goals and objectives established annually for the Chief Executive Officer. Approximately 60% of the award was based on quantitative financial performance of Intrawest, 30% on the achievement of strategic corporate initiatives approved by the Committee and 10% on a subjective analysis of the Chief Executive Officer's personal contribution as determined by the Committee.

     The financial objectives focused on earnings per share, EBITDA and net debt to EBITDA ratios and Common Share value growth. The strategic objectives included, among other items, development of divisional strategic plans; the establishment of long-term marketing and branding plans; and the development of human resources. In addition to the annual award, the Chief Executive Officer met certain financial goals with respect to the long-term incentives as outlined in this report.

EXECUTIVE EMPLOYMENT AGREEMENTS

     In April 2006 the Committee approved a new executive employment agreement between Intrawest and Alex Wasilov. At the same time the Committee approved amended and restated executive employment agreements with Joe S. Houssian, Intrawest's Chief Executive Officer, John E. Currie, Intrawest's Chief Financial Officer, Daniel O. Jarvis, Intrawest's Chief Corporate Development Officer, Hugh
R. Smythe, Intrawest's President, Mountain Operations and Michael F. Coyle, Intrawest's Chief Strategy Officer, amending and restating earlier agreements with these executive officers. The purpose of the amendments was to update the earlier agreements to reflect changes in the employment arrangements with these executive officers and Intrawest that had occurred since the respective dates of the earlier agreements and also to clarify or supplement certain provisions thereof.

     This Report on Executive Compensation is submitted on behalf of the Human Resources Committee of the Board:

Gordon H. MacDougall                     Paul A. Novelly
Marti Morfitt (Chair)                    Bernard A. Roy

                               PERFORMANCE GRAPH

     The following graph compares the cumulative total return to shareholders for Common Shares compared to the S&P/TSX Composite Index and the S&P/TSX Real Estate Index, assuming reinvestment of dividends at the market price on each of the dividend payment dates. The graph covers the period from June 30, 2001 to June 30, 2006.

                              [PERFORMANCE GRAPH]

                                                 30-JUNE-01   30-JUNE-02   30-JUNE-03   30-JUNE-04   30-JUNE-05   30-JUNE-06
                                                 ----------   ----------   ----------   ----------   ----------   ----------
Intrawest Corporation..........................     100           85           60           73          101          122
S&P/TSX Composite Index........................     100           92           90          110          128          150
TSX Real Estate Index..........................     100          106          102          136          177          182

                      STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table provides a summary of the compensation earned during each of the last three financial years by the Chief Executive Officer, the Chief Financial Officer and Intrawest's three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (all such officers are hereafter collectively called "Named Executive Officers").

-------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                   ANNUAL COMPENSATION
                                     ------------------------------------------------

                                                                         OTHER
                                                                         ANNUAL
                                        SALARY(2)       BONUS(3)    COMPENSATION(4)
NAME AND PRINCIPAL POSITION   YEAR         ($)            ($)             ($)
------------------------------------------------------------------------------------------------------------------------------------
  JOE S. HOUSSIAN             2006      1,054,696        759,381        105,339
  Chairman and                2005        934,774             --         90,138
  Chief Executive Officer     2004        830,349             --         94,628
-------------------------------------------------------------------------------------
  JOHN E. CURRIE(8)           2006        292,398        127,924             --
  Chief Financial Officer     2005        240,096         84,634             --
                              2004        168,268         86,387             --
-------------------------------------------------------------------------------------
  DANIEL O. JARVIS(8)         2006        526,161        206,398         16,476
  Chief Corporate             2005        475,390         89,136         16,084
  Development Officer         2004        422,172        259,636         16,854
-------------------------------------------------------------------------------------
  HUGH R. SMYTHE              2006        419,866        189,198          4,531
  President,                  2005        379,352         71,128          6,453
  Mountain Operations         2004        337,038        113,751         14,187
-------------------------------------------------------------------------------------
  JAMES J. GIBBONS            2006        393,017         68,799          4,025
  President,                  2005        352,141         17,607         11,281
  Resort Club Group           2004        312,547          4,468         12,541
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

---------------------------  ---------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                         LONG-TERM COMPENSATION
                             ----------------------------------------------
                                                 AWARDS
                             ----------------------------------------------
                                SECURITIES
                                  UNDER         DEFERRED
                                 OPTIONS          SHARE          LTIP           ALL OTHER
                                 GRANTED        UNITS(5)      PAYOUTS(6)     COMPENSATION(7)
NAME AND PRINCIPAL POSITION        (#)             ($)            ($)              ($)
---------------------------
  JOE S. HOUSSIAN                     --              --              --         332,391
  Chairman and                    68,000         747,819       1,090,881         306,788
  Chief Executive Officer         65,000         747,314         651,669         283,487
-------------------------------------------------------------------------------------
  JOHN E. CURRIE(8)                   --              --              --          12,647
  Chief Financial Officer         34,000              --              --           8,009
                                  10,000              --              --           3,861
-------------------------------------------------------------------------------------
  DANIEL O. JARVIS(8)                 --              --              --          22,129
  Chief Corporate                 34,000              --         163,618          19,982
  Development Officer             33,000              --          97,742          17,964
-------------------------------------------------------------------------------------
  HUGH R. SMYTHE                      --              --              --          19,293
  President,                      34,000              --          81,809          17,541
  Mountain Operations             33,000              --          48,871          16,015
-------------------------------------------------------------------------------------
  JAMES J. GIBBONS                    --              --          25,254          15,951
  President,                      10,000              --         330,164          15,438
  Resort Club Group               20,000              --          48,871          15,200
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

(1) All dollar amounts in the Summary Compensation Table and footnotes are in United States dollars, unless otherwise indicated. The following rates of exchange were used to convert Canadian dollar amounts to United States dollar amounts: 2006 -- 1.1628; 2005 -- 1.2495; 2004 -- 1.3428.

(2) All salary amounts reflect Canadian dollar salaries paid by Intrawest, converted to United States dollar amounts at the average rate of exchange indicated in footnote 1.

(3) The amounts in this column exclude any portion of a bonus earned in a year that the Named Executive Officer elected to forego under the Key Executive Deferred Share Unit Plan. Mr. Houssian elected in 2005 and 2004 to forego his cash bonus and as a result he received Deferred Share Units. See "Key Executive Deferred Share Unit Plan."

(4) The value of perquisites and benefits earned by each Named Executive Officers is less than the lesser of Cdn.$50,000 and 10% of his total annual salary and bonus. The amounts in this column include the imputed interest benefit (computed in accordance with the Income Tax Act (Canada)) to the Named Executive Officers of the interest-free loans made to the Named Executive Officers pursuant to Intrawest's 2002 Funded Senior Employee Share Purchase Plan (see "Indebtedness of Directors and Executive Officers -- 2002 Funded Senior Employee Share Purchase Plan") and the value of dividend equivalent DSUs credited to the Named Executive Officer corresponding to dividends declared on Common Shares during the financial year (based on the average closing price of the Common Shares on the Toronto Stock Exchange for the five trading days preceding the dates of the dividend payment) (see "Key Executive Deferred Share Unit Plan.") and the value of additional unvested shares purchased under the Key Executive Employee Benefit Plan with additional contributions under that plan approved by the Human Resources Committee in amounts equal to dividends paid on unvested shares held under that plan (see "Key Executive Employee Benefit Plan").

(5) Under the Key Executive Deferred Share Unit Plan, the Named Executive Officers participating therein can elect, prior to the award of a bonus in any year, to forego all or any portion of the cash bonus that would otherwise have become payable to them in respect of the year and to receive DSUs having a value equivalent to the bonus foregone, which is set out in the table. A total of 29,720 deferred share units were credited to Mr. Houssian in 2005 (2004 -- 43,161). All DSUs are vested. Additional DSUs are credited under the plan corresponding to dividends declared on Common Shares at the then prevailing trading price.

(6) No payments have been made to the Named Executive Officers in respect of the notional Common Shares earned over time for each of the calculation periods under the Long-Term Incentive Plan. The payments to each participant will not be determined or made until such participant ceases to hold any office or employment with Intrawest or any of its subsidiaries. The amounts shown for each year represent the value of the portion of such notional Common Shares that vested at the end of such year based on the closing price of the Common Shares on the Toronto Stock Exchange at such time (and, other than the notional Common Shares earned by Mr. Gibbons whose Fourth Calculation Period under the plan has ended, are subject to reduction by up to 10% if the calculation period ending June 30, 2008 has a cumulative consolidated net loss, as described under such heading).

(7) The amounts in this column include Intrawest's contributions to defined contribution pension plans, premiums for group life insurance and contributions made by Intrawest to the Named Executive Officers' accounts pursuant to Intrawest's Employee Share Purchase Plan. The amounts for Mr. Houssian in all three years include Cdn.$340,000 in respect of premiums paid on a life insurance policy for the benefit of Mr. Houssian and his spouse.

(8) Mr. Jarvis was the Chief Financial Officer until May 10, 2004, when Mr. Currie became the Chief Financial Officer.

(9) In 2002 Intrawest made contributions to a trustee to purchase Common Shares in the open market which have been held pursuant to the Key Executive Employee Benefit Plan. See "Key Executive Employee Benefit Plan." As described under that heading, certain of these shares vested during the years ended June 30, 2006 and 2005. All of the shares have vested and the Key Employee Benefit Plan has expired.

KEY EXECUTIVE DEFERRED SHARE UNIT PLAN

     Intrawest's Key Executive Deferred Share Unit Plan allows executive officers to elect annually to receive all or any portion of their annual incentive plan cash award ("Annual Incentive Award") that would otherwise have become payable to them as deferred share units, or DSUs. The actual number of DSUs credited to an executive officer is determined on the day that the Annual Incentive Award becomes payable (such date being set out in the notice of the Annual Incentive Award) by dividing the dollar amount elected by the average closing price of the Common Shares on the Toronto Stock Exchange for the five trading days preceding such date. Additional DSUs are credited to participants corresponding to dividends declared on Common Shares at the then prevailing trading price. Following the participant ceasing to hold any office or employment with Intrawest or of any subsidiary or related party, a lump sum cash payment will be made equal to the number of DSUs credited to the participant's account multiplied by the average closing price of the Common Shares for the five trading days preceding the date of payment, which will be 30 days after such termination.

     As is described in the Circular, as part of the Arrangement, it is proposed that all DSUs allocated under the Key Executive Deferred Share Unit Plan will, without any further action by the participants, be cancelled and terminated by Intrawest and each participant will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per DSU, net of any applicable tax withholdings, and the Key Executive Deferred Share Unit Plan will be cancelled.

EXECUTIVE LONG-TERM INCENTIVE PLAN

     The Long-Term Incentive Plan (the "LTIP") was established in June 1995. The Committee approved amendments in July 2000 and June 2004 to more closely align management incentives with overall corporate objectives. Under the LTIP six employees of Intrawest, including all the Named Executive Officers, will be entitled to receive cash payments following the participant ceasing to hold any office or employment with Intrawest or any of its subsidiaries based on a number of notional Common Shares that are earned over time under the plan. The Named Executive Officers can earn notional Common Shares for each of four calculation periods. The calculation periods are:

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
   FOR ALL NAMED EXECUTIVE OFFICERS
OTHER THAN MESSRS. CURRIE AND GIBBONS              MR. CURRIE                          MR. GIBBONS
      First Calculation Period
  October 1, 1994 to June 30, 1998       July 1, 2004 to June 30, 2008     October 1, 1994 to June 30, 1998
----------------------------------------------------------------------------------------------------------------------
     Second Calculation Period
   July 1, 1998 to June 30, 2003         July 1, 2008 to June 30, 2013       July 1, 1998 to June 30, 2003
----------------------------------------------------------------------------------------------------------------------
      Third Calculation Period
   July 1, 2003 to June 30, 2008         July 1, 2013 to June 30, 2014       July 1, 2003 to June 30, 2005
----------------------------------------------------------------------------------------------------------------------
     Fourth Calculation Period
   July 1, 2008 to June 30, 2013         July 1, 2014 to June 30, 2015       July 1, 2005 to June 30, 2006
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

     The Named Executive Officers, other than Mr. Currie and Mr. Gibbons, are in their third calculation period. Mr. Currie, who became the Chief Financial Officer in 2004 and joined the plan in July 2004, is in his first calculation period. Mr. Gibbons has completed his fourth and final calculation period.

     In summary, the Plan is designed to incent and reward management for financial performance based on net earnings and stock price performance. In addition, there are adjustment factors that further incent management on the basis of annual compound growth rate in earnings per share and, in respect of the calculation period ended June 30, 2003, earnings per share levels and net debt to EBITDA ratios.

     The number of notional Common Shares earned for each calculation period is based on a percentage of the cumulative consolidated net income of Intrawest ("percentage of cumulative net income") for the period, adjusted by an adjustment factor (see below), divided by the current market price at the start of the period (the "Common Share market price"), as follows:

            percentage of cumulative net income X adjustment factor
         -------------------------------------------------------------
                           Common Share market price

     The percentages of cumulative net income are:

                                                                   CONSOLIDATED NET INCOME
                                                               -------------------------------
                                                                   $CDN.
                                                               LESS THAN OR         $CDN.
                                                                   EQUAL            MORE
                                                               TO 20 MILLION   THAN 20 MILLION
                                                               -------------   ---------------
FISCAL YEARS ENDED:
JUNE 30, 1995, 1996, 1997 AND 1998
Mr. Houssian................................................        2.67%          1.33  %
Mr. Jarvis..................................................        0.4%           0.2   %
Mr. Smythe and Mr. Gibbons..................................        0.2%           0.1   %
AFTER JUNE 30, 1998
Mr. Houssian................................................        2.0%           1.0   %
Mr. Jarvis..................................................        0.3%           0.15  %
Mr. Smythe..................................................        0.15%          0.075 %
ON OR BEFORE JUNE 30, 2013
Mr. Currie..................................................        0.15%          0.075 %
AFTER JUNE 30, 2013
Mr. Currie..................................................        0.02%          0.01  %
AFTER JUNE 30, 1998 TO JUNE 30, 2005
Mr. Gibbons.................................................        0.15%          0.075 %
JULY 1, 2005 TO JUNE 30, 2006
Mr. Gibbons.................................................        0.02%          0.01  %

     The Common Share market price for the following calculation periods is as set out below:

PERIOD COMMENCING                                                  $
-----------------                                              ---------
  October 1, 1994...........................................   Cdn$10.79
  July 1, 1998..............................................   Cdn$28.76
  July 1, 2003..............................................   Cdn$17.52
  July 1, 2004 (Mr. Currie).................................   Cdn$20.46
  July 1, 2005 (Mr. Gibbons)................................   Cdn$29.46

ADJUSTMENT FACTOR

     The adjustment factor was introduced by July 2000 amendments to the LTIP and amended by June 2004 amendments to the LTIP and applies to the second and subsequent calculation periods for participants other than Mr. Currie, and all calculation periods for Mr. Currie.

     For the calculation period commencing July 1, 1998, the adjustment factor was based on the attainment of certain financial performance goals for the two financial years ended June 30, 2004 and 2005. These financial performance goals related to earnings per share levels and net debt to EBITDA ratios.

     For the calculation period commencing July 1, 2003 and subsequent calculation periods, the adjustment factor adjusts the number of notional Common Shares based on the annual compound growth rate in earnings per share (EPS Growth) of Intrawest above a 13% threshold, as follows:

EPS Growth less than or equal to  13%....................  -- no adjustment
EPS Growth more than or equal to  18%....................  -- 50% increase in notional Common Shares
EPS Growth more than 13% and less than 18%...............  -- pro-rata increase

     If in any calculation period there is a cumulative consolidated net loss, such loss will be applied retroactively to reduce the number of notional Common Shares, by up to 10%, for the prior calculation period.

     The LTIP provides for a reduction in the amount to be paid to a participant if the employment of a participant is terminated for cause. If the participant's employment is terminated by Intrawest "without cause" or by the participant following a good faith determination by the participant that he is unable to carry out the power, authority, functions, duties or responsibilities attached to his position with Intrawest as a result of a change in circumstances significantly affecting his position as a result of or within 24 months after the occurrence of a "change of control," and in certain other circumstances not related to a "change in control" including a significant change in the participant's responsibilities, then the amount to be paid to the participant is to include an amount in respect of the period of reasonable notice of termination of employment to which such participant would be entitled.

     For the calculation periods ended June 30, 1998 and June 30, 2003 respectively (in the case of the calculation period ended June 30, 2003, after giving effect to the impact of the adjustment factor), the participating Named Executive Officers earned the following notional Common Shares:

                                                                FOUR-YEAR        FIVE-YEAR
                                                              PERIOD ENDED     PERIOD ENDED
                                                              JUNE 30, 1998    JUNE 30, 2003
                                                              -------------    -------------
Mr. Houssian................................................     217,384          245,145
Mr. Jarvis..................................................      32,588           36,771
Mr. Smythe..................................................      16,294           18,385
Mr. Gibbons.................................................      16,294           18,385

Mr. Gibbons earned 13,766 notional Common Shares for the calculation period ended June 30, 2005 and 799 notional Common Shares for the calculation period ended June 30, 2006.

     The estimated LTIP liability is accrued annually in general and administrative expenses in the financial statements of Intrawest. Although the actual cash payments that are required under the LTIP can only be determined at the time of the termination of the participant's employment based on the market price of the Common Shares at that time, Intrawest expenses annually any mark-to-market changes in share value.

     Following the resignation of Mr. Gary Raymond, previously an executive officer of Intrawest, Mr. Raymond received a payout of his entitlement under the LTIP of Cdn.$1,458,191.

     As is described in the Circular, as part of the Arrangement, it is proposed that all the notional Common Shares that would be allocated to each participant under the LTIP in the event of the termination of the employment of each of them with Intrawest after July 1, 2006 and before September 30, 2006 in circumstances that do not entitle them to the termination rights described below will be deemed to be vested and without any further action by the participants be cancelled and terminated by Intrawest, and each participant will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per notional Common Share, net of any applicable tax withholdings, and the LTIP will be cancelled. In addition to the entitlement in respect of the notional Common Shares that are to be cancelled and terminated as part of the Arrangement, each of the participants in the LTIP, other than Mr. Gibbons, have certain entitlements, including certain termination rights expressed as an additional grant of notional Common Shares for the reasonable notice period applicable on termination of the executive and, as is described in the Circular, in the Arrangement Agreement Intrawest has agreed with the other parties thereto to amend or undertake to amend the employment agreements of those participants in form reasonably acceptable to them to preserve such termination rights.

KEY EXECUTIVE EMPLOYEE BENEFIT PLAN

     During the 2002 financial year, the Committee adopted a Key Executive Employee Benefit Plan ("KEEP") under which the Committee granted awards of unvested shares, purchased in the open market, to Messrs. Houssian and Jarvis. These shares vested on a combination of attainment of specified financial performance measures and time.

     Prior to vesting, all dividends received on unvested shares were paid by the trustee to Intrawest.

     The number of shares acquired under the KEEP on behalf of each of the Named Executive Officers was as follows:

                                                              ORIGINAL      TOTAL
                                                               AWARD      DIVIDENDS
                                                              --------    ---------
Mr. Houssian................................................  202,502       4,834
Mr. Jarvis..................................................   40,501       1,082

     The shares vested as follows.

Mr. Houssian................................................     January 2005     77,518
                                                                    June 2005     51,848
                                                               September 2005     77,970
                                                                                 -------
                                                                                 207,336
                                                                                 =======
Mr. Jarvis..................................................    December 2005     41,583

KEY EXECUTIVE LONG-TERM INCENTIVE PLAN

     The Key Executive Long-Term Incentive Plan was adopted in May 2006. Under the plan, three executive officers of Intrawest, including two Named Executive Officers, are entitled to earn notional Common Shares based on Intrawest's cumulative return on invested capital and to receive a cash payment following termination of employment with Intrawest based on the value of the Common Shares at that time.

     The participants have been granted a total target number of 337,950 notional Common Shares and are entitled to earn from 60% to 140% of that number of notional Common Shares based on the achievement by Intrawest of a threshold return of total invested capital including both equity and debt on a cumulative basis in respect of the 2006 through 2008 financial years.

     As is described in the Circular, as part of the Arrangement it is proposed that the total target number of notional Common Shares under the Key Executive Long-Term Incentive Plan will be deemed to be vested, and without further action by the holders of the notional Common Shares be cancelled and terminated by Intrawest and each holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per notional Common Share, net of any applicable tax withholdings.

       KEY EXECUTIVE LONG-TERM INCENTIVE PLAN -- AWARDS IN MOST RECENTLY
                            COMPLETED FINANCIAL YEAR

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                          PERFORMANCE OR    ESTIMATED FUTURE PAYMENTS UNDER NON-
                                         SECURITIES,       OTHER PERIOD         SECURITIES-PRICE BASED PLANS
                                       UNITS OR OTHER    UNTIL MATURATION   -------------------------------------
NEO NAME                                  RIGHTS(1)        OR PAYOUT(2)     THRESHOLD(3)   TARGET(4)   MAXIMUM(5)
-----------------------------------------------------------------------------------------------------------------
Joe S. Houssian                            289,575       July 1, 2005 to      173,745       289,575     405,405
                                                         June 30, 2008
-----------------------------------------------------------------------------------------------------------------
John E. Currie                              24,375       July 1, 2006 to       14,625        24,375      34,125
                                                         June 30, 2008
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) Under the Key Executive Long-Term Incentive Plan the participants may earn from 60% to 140% of a target number of notional Common Shares that would entitle the participant to receive a cash payment following termination of employment based on the value of Common Shares at that time. The number indicated in the table is the target number.

(2) The number of notional Common Shares earned under the plan is based on the achievement by Intrawest of a return on total invested capital including both equity and debt on a cumulative basis in respect of the 2006 through 2008 financial years.

(3) If the annual rate of return on total invested capital is 11.1%, the participants earn 60% of the target number. If the annual rate of return on total invested capital is less than 11.1%, the participants do not earn any notional Common Shares.

(4) If the annual rate of return on total invested capital is 13.1%, the participants earn 100% of the target number.

(5) If the annual rate of return on total invested capital is 15.1% or more, the participants earn 140% of the target number. The relationships are linear and interpolation is used between 11.1% and 15.1%.

SENIOR EMPLOYEE RESTRICTED SHARE UNIT PLAN

     The Senior Employee Restricted Share Unit Plan was adopted in May 2006. Under the plan, 14 senior employees who do not participate in the Key Executive Long-Term Incentive Plan, including two Named Executive Officers, are entitled to earn notional Common Shares based on Intrawest's cumulative return on invested capital and to receive a cash payment following the vesting of the notional Common Shares based on the value of the Common Shares at that time on a basis similar to the Key Executive Incentive Plan.

     Under the Senior Employee Restricted Share Unit Plan, the participants have been granted a total target number of 97,000 notional Common Shares and are entitled to earn from 60% to 140% of that number of notional Common Shares, based on the achievement by Intrawest of a threshold return on total invested capital including both equity and debt on a cumulative basis in respect of the 2006 through 2008 financial years.

     As is described in the Circular, the Arrangement Agreement provides that, at the election of Wintergames S.a.r.l., the parent corporation of Acquisitionco, all of the notional Common Shares that would be allocated to the participants under such plan in the event of their termination of employment after July 1, 2006 and before September 30, 2006 and on or after the occurrence of a "change of control," will be acquired or cancelled by Intrawest for cash equal to $35.00 per notional Common Share, net of any applicable tax withholdings. As at September 18, 2006 this election had not been exercised.

     SENIOR EMPLOYEE RESTRICTED SHARE UNIT PLAN -- AWARDS IN MOST RECENTLY
                            COMPLETED FINANCIAL YEAR

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                          PERFORMANCE OR    ESTIMATED FUTURE PAYMENTS UNDER NON-
                                         SECURITIES,       OTHER PERIOD         SECURITIES-PRICE BASED PLANS
                                       UNITS OR OTHER    UNTIL MATURATION   -------------------------------------
NEO NAME                                  RIGHTS(1)        OR PAYOUT(2)     THRESHOLD(3)   TARGET(4)   MAXIMUM(5)
-----------------------------------------------------------------------------------------------------------------
Hugh R. Smythe                              12,000       July 1, 2005 to       7,200         12,000      16,800
                                                         June 30, 2008
-----------------------------------------------------------------------------------------------------------------
James J. Gibbons                             6,250       July 1, 2006 to       3,750          6,250       8,750
                                                         June 30, 2008
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

(1) Under the Senior Employee Restricted Share Unit Plan the participants may earn from 60% to 140% of a target number of notional Common Shares and receive a cash payment following vesting of the notional Common Shares based on the value of the Common Shares at that time. The number indicated in the table is the target number.

(2) The number of notional Common Shares earned under the plan is based on the achievement by Intrawest of a return on total invested capital including both equity and debt on a cumulative basis in respect of the 2006 through 2008 financial years.

(3) If the annual rate of return on total invested capital is 11.1%, the participants earn 60% of the target number. If the annual rate of return on total invested capital is less than 11.1%, the participants do not earn any notional Common Shares.

(4) If the annual rate of return on total invested capital is 13.1%, the participants earn 100% of the target number.

(5) If the annual rate of return on total invested capital is 15.1% or more, the participants earn 140% of the target number. The relationships are linear and interpolation is used between 11.1% and 15.1%.

     The Senior Employee Restricted Share Unit Plan provides that in the event of a "change in control" or "corporate change event" the Human Resources Committee will consider and determine whether such event has resulted, or would reasonably be expected to result, in a material change to the business, operations, results of operations, properties, assets, capital, capitalization or condition (financial or otherwise) of Intrawest such that the plan will no longer function as originally intended and, if it makes such determination, will terminate the plan and substitute new rights and benefits that Intrawest determines have a value at least equal to the value of the rights under the plan before giving effect to such event.

STOCK OPTIONS

     Intrawest has a Stock Option Plan under which the Human Resources Committee is authorized, in its discretion, to grant options to purchase Common Shares to senior officers and employees of Intrawest and its subsidiaries.

     As at September 20, 2006, 8 senior officers and 36 management personnel participate in the stock option program. No grants of stock options were made during the financial year ended June 30, 2006 and the Human Resources Committee has determined that no grants will be made in the 2007 financial year.

     The following table provides information relating to the options to purchase Common Shares exercised by the Named Executive Officers during the financial year ended June 30, 2006 and the value of any unexercised options on June 30, 2006.

          AGGREGATED OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
               JUNE 30, 2006 AND FINANCIAL YEAR-END OPTION VALUES

-----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                                   VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                             SECURITIES                             AT JUNE 30, 2006                 AT JUNE 30, 2006
                            ACQUIRED ON       AGGREGATE                   (#)                            (CDN.$)
                              EXERCISE     VALUE REALIZED   --------------------------------   ----------------------------
NAME                            (#)            (CDN.$)        EXERCISABLE    UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------
  Joe S. Houssian                  --                --        1,116,700        189,800        10,443,422       2,231,218
-----------------------------------------------------------------------------------------------------------------------------
  John E. Currie                   --                --           55,200         38,800           571,582         516,528
-----------------------------------------------------------------------------------------------------------------------------
  Daniel O. Jarvis             43,200           679,444          365,490         92,860         3,759,416       1,223,363
-----------------------------------------------------------------------------------------------------------------------------
  Hugh R. Smythe              166,250         1,166,126          137,600         75,400         1,523,420         981,770
-----------------------------------------------------------------------------------------------------------------------------
  James J. Gibbons            104,800           999,124            2,000         37,200            26,240         482,712
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

     As is described in the Circular, as part of the Arrangement, it is proposed that all of the options granted and outstanding under the Stock Option Plan will be transferred by the holders thereof to Intrawest without any act or formality on its or the holder's part in exchange for a cash amount equal to the excess of
(a) the product of the number of Common Shares underlying options held by the holder and $35.00, less (b) the aggregate exercise price payable under such options by the holder to acquire the Common Shares underlying such options, net of any applicable tax withholdings, and the Stock Option Plan will be cancelled.

     In addition, in the Arrangement Agreement the parties thereto acknowledged that, pursuant to the provisions of the Stock Option Plan, Intrawest may facilitate as necessary the acceleration of vesting of any unvested Options as may be necessary or desirable to allow the persons holding Options to exercise their Options for the purpose of participating in the Arrangement as holders of Common Shares.

EXECUTIVE PENSION PLAN

  DEFINED BENEFIT PLAN

     Intrawest has established the Intrawest Corporation Designated Executives' Pension Plan (the "Pension Plan"). The Pension Plan provides retirement pensions for all of its Named Executive Officers. These officers also belong to the Intrawest Corporation Employee Pension Plan (the "Employee Pension Plan").

     The Pension Plan is comprised of a registered portion and a non-registered portion. Together with benefits from the Employee Pension Plan, the registered portion provides the maximum benefits allowable under the Income Tax Act (Canada), with any excess provided through the non-registered portion.

     The following table sets out the total annual lifetime pension which would be payable under the Pension Plan based upon retirement at age 60, at various levels of remuneration and years of credited service.

                               PENSION PLAN TABLE

---------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                             YEARS OF SERVICE
    REMUNERATION      -----------------------------------------------------------------------------------------------
         ($)                15              20              25              30              35              40
-----------------------------------------------------------------------------------------------------------------------
          300,000            90,000         120,000         150,000         180,000         210,000         240,000
          400,000           120,000         160,000         200,000         240,000         280,000         320,000
          500,000           150,000         200,000         250,000         300,000         350,000         400,000
          600,000           180,000         240,000         300,000         360,000         420,000         480,000
          700,000           210,000         280,000         350,000         420,000         490,000         560,000
          800,000           240,000         320,000         400,000         480,000         560,000         640,000
          900,000           270,000         360,000         450,000         540,000         630,000         720,000
        1,000,000           300,000         400,000         500,000         600,000         700,000         800,000
        1,100,000           330,000         440,000         550,000         660,000         770,000         880,000
        1,200,000           360,000         480,000         600,000         720,000         840,000         960,000
        1,300,000           390,000         520,000         650,000         780,000         910,000       1,040,000
        1,400,000           420,000         560,000         700,000         840,000         980,000       1,120,000
        1,500,000           450,000         600,000         750,000         900,000       1,050,000       1,200,000
        1,600,000           480,000         640,000         800,000         960,000       1,120,000       1,280,000
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

---------------------  -------------------
------------------------------------------------------------------------------------------------------------------------------------
                        YEARS OF SERVICE
    REMUNERATION       -----------------------------------------------------------------------------------------------
         ($)                   45
---------------------
          300,000                 270,000
          400,000                 360,000
          500,000                 450,000
          600,000                 540,000
          700,000                 630,000
          800,000                 720,000
          900,000                 810,000
        1,000,000                 900,000
        1,100,000                 990,000
        1,200,000               1,080,000
        1,300,000               1,170,000
        1,400,000               1,260,000
        1,500,000               1,350,000
        1,600,000               1,440,000
------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

     All dollar amounts in this table are in United States dollars.

     Pensions under the Pension Plan are based on the executive's years of credited service and highest average remuneration in any 36 consecutive months of service. Remuneration for purposes of the Pension Plan includes salary but excludes other forms of compensation such as bonuses, commissions and taxable benefits, with the exception of Mr. Houssian whose bonuses (including the amount of bonuses which Mr. Houssian has elected to forego under the Key Executive Deferred Share Unit Plan) are included subject to the limitation that the best three years average earnings will be limited to a maximum of 150% of the amount that would result if bonuses were not included.

     At September 20, 2006, Joe S. Houssian, John E. Currie, Daniel O. Jarvis, Hugh R. Smythe and James J. Gibbons had 42.61, 10.22, 17.22, 26.57 and 14.22 years of credited service, respectively. Credited service includes actual service and may include additional years credited at the discretion of the Human Resources Committee to reflect historical contributions and other factors. In 2001 the Human Resources Committee approved five additional years of credited service for each of Messrs. Currie, Smythe and Gibbons under the Pension Plan, conditional upon vesting on June 30, 2006. The numbers above reflect the vesting of these additional years of credited service.

     Benefits are paid in a joint and survivor form with 60% of the pension continuing to the executive's spouse after death. If there is no spouse at retirement, pensions are paid with a guarantee of 60 monthly payments. There are no deductions for social security or other offset amounts.

  ADDITIONAL PENSION DISCLOSURE

     The following table provides additional information in respect of pension benefits for the Named Executive Officers. The amounts disclosed are in United States dollars and are estimates only and are subject to change over time. Amounts shown include pension benefits under Intrawest's registered portion of the pension plan, to which the Named Executive Officers contribute, and the non-registered portion.

-------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------
                                                      ACCRUED BENEFIT
                                    2006               LIABILITY(2)         ESTIMATED YEARS OF       ESTIMATED ANNUAL
 NAMED EXECUTIVE OFFICER      SERVICE COSTS(1)       AT JUNE 30, 2006      SERVICE AT AGE 60(3)    BENEFITS AT AGE 60(4)
-----------------------------------------------------------------------------------------------------------------------
  Joe S. Houssian                 480,000               14,803,800                 44.91             1,421,000
  John E. Currie                   63,800                  325,200                 19.03              111,300
  Daniel O. Jarvis                114,100                1,947,800                 20.82              219,100
  Hugh R. Smythe                  127,300                2,867,600                 27.44              230,400
  James J. Gibbons                142,200                1,300,000                 16.05              126,200
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Service cost is the value of the estimated pension earned for pensionable service in 2006. The value has been determined using the same actuarial assumptions as those used to determine the pension plan obligations at June 30, 2006 as set out in note 18 to the 2006 consolidated financial statements.

(2) Annual benefit liability has been accrued in the financial statements and represents the actuarial value of estimated obligations for service to June 30, 2006. The value has been determined using the same actuarial assumptions as those used to determine the pension plan liabilities at June 30, 2006 as set out in note 18 to the 2006 consolidated financial statements.

(3) Amounts in this column include five additional years of service awarded by the Human Resources Committee to Messrs. Houssian, Currie, Smythe and Gibbons on the basis of retention, and 7.68 years of service awarded by Intrawest to Mr. Houssian for years prior to 1995 in lieu of cash compensation.

(4) Amounts in this column are based on 2006 compensation levels and assume accrued years of service to age 60 for each of the Named Executive Officers.

LIFE INSURANCE POLICY

     Intrawest purchased a life insurance policy for Mr. Houssian and pays the eight annual premiums of Cdn.$340,000 under the policy, commencing with the initial premium that was paid in November 2003. The policy provides for life insurance in the face amount of Cdn.$10 million and is payable on death to Mr. Houssian's spouse. The policy is owned by Mr. Houssian.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT AGREEMENTS

     Intrawest has entered into employment agreements with each of the Named Executive Officers other than Mr. Gibbons. Pursuant to these employment agreements, the Named Executive Officers party thereto participate in all benefit plans and arrangements and other perquisites that Intrawest implements from time to time for executive officers generally, and are entitled to certain other perquisites.

     Intrawest may terminate the employment of such Named Executive Officers with Intrawest upon two (or in the case of Mr. Houssian, three) years' prior notice or, in lieu of notice, by paying or providing to such Named Executive Officer for the severance period (the greater of 36 months or, in the event the date of termination occurs within 6 months after a "change in control," the period commencing the date of termination and ending 42 months after the occurrence of the "change in control" for Mr. Houssian and the greater of 24 months or, in the event the date of termination occurs within 6 months after a "change in control," the period commencing the date of termination and ending 30 months after the occurrence of the "change in control" for the others) salary and amounts in lieu of the continued opportunity to earn annual incentive awards, continuing rights under certain benefit plans and arrangements and other perquisites or, if such participation is not possible, substantially similar benefits (or, at the election of the Named Executive Officer a lump sum amount equal to Intrawest's cost of providing such benefits) and certain other payments or entitlements in respect of entitlements of the Named Executive Officer under his employment agreement.

     Each employment agreement provides for the payment to the Named Executive Officer of the amounts referred to above in the event the Named Executive Officer resigns in certain circumstances following a "change in control" of Intrawest including a good faith determination by the Named Executive Officer that he is unable to carry out the power, authority, functions, duties or reporting responsibilities attached to his position as a result of a change in circumstances significantly affecting his position with Intrawest as a result of or within 24 months after the occurrence of a "change in control." Each employment agreement also provides that the period of reasonable notice of termination for the Named Executive Officer under the LTIP will be the same as the severance period under his employment agreement.

     In addition, as described under "Executive Long-Term Incentive Plan," the Named Executive Officers participate in the LTIP and will be entitled to receive payments thereunder at the termination of their employment, as described under that heading.

     As described in the Circular, in the Arrangement Agreement Intrawest has agreed to amend the foregoing employment agreements, in form reasonably acceptable to the respective Named Executive Officer party thereto (or deliver a written undertaking to each of them to do so) to preserve certain termination rights to which they are entitled pursuant to the LTIP.

     Except to the extent described in the Circular, the amount of the payments required to be made under the employment contracts can only be determined at the time such payments are made.

                           COMPENSATION OF DIRECTORS

     Non-management directors of Intrawest are entitled to receive an annual fee for acting as a director on the Board and each committee served, plus a further fee for each Board and committee meeting attended. The fees are outlined in the table below. In addition, non-management directors are reimbursed for travel and other expenses incurred for attendance at Board and committee meetings.

                                                               (IN UNITED STATES DOLLARS)
                                                               --------------------------
Regular Board service
  Annual retainer...........................................           $  25,000
  Meeting fee...............................................           $   1,250
  Annual equity grant.......................................            500 DSUs
Committee service: Audit
  Annual Chair retainer.....................................           $  10,000
  Annual Member retainer....................................           $   2,500
Committee service: All other committees
  Annual Chair retainer.....................................           $   5,000
Lead Director
  Annual retainer...........................................           $  50,000

     On June 9, 2006, the Board formed a Special Committee consisting of Gordon MacDougall, David King, Marti Morfitt, Paul Novelly and Bernard Roy in connection with the review of strategic options announced in February 2006. On September 11, 2006, the Board approved the payment of a fee of $20,000 to each member of the Special Committee, for his or her services as such, other than to Mr. MacDougall, as Chair of the Special Committee, for whom the payment of a fee of $35,000 was approved.

     In 2004 Intrawest adopted a Director Deferred Share Unit Plan. The Plan is administered by the Corporate Governance and Nominating Committee. Under the Plan, non-management directors are entitled to receive 500 DSUs on June 30 in each year, commencing June 30, 2005, as compensation for service on the Board. In addition, directors are entitled to elect to receive DSUs in lieu of a percentage of the annual fees or retainers for service on the Board or committees for the next calendar year. A DSU is equivalent to the value of an Intrawest Common Share, credited to an account maintained for the director until retirement. Additional DSUs are credited to participants corresponding to dividends declared on the Common Shares. Following a non-management director ceasing to be a director of Intrawest, a lump sum cash payment, net of any applicable tax withholdings, equal to the number of DSUs credited to the director's account multiplied by the average closing price of the Common Shares on the NYSE at the time of their retirement, will be paid to the director 30 days after such termination.

     As is described in the Circular, as part of the Arrangement, it is proposed that all deferred share units allocated under the Director Deferred Share Unit Plan will, without any further action by the participants, be cancelled and terminated by Intrawest and each participant will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per deferred share unit and the Director Deferred Share Unit Plan will be cancelled.

     The following table summarizes the cash compensation in United States dollars that was paid or would have been paid to each director of Intrawest for the year ended June 30, 2006 if such director had not chosen to participate in the Director Deferred Share Unit Plan.

                                                       (IN UNITED STATES DOLLARS)
                          ------------------------------------------------------------------------------------
                                                                                                     AVERAGE
                                                                                                     ELECTED
                                                 COMMITTEE     LEAD                                 PERCENTAGE
                           BOARD     COMMITTEE     CHAIR     DIRECTOR   ATTENDANCE      TOTAL        PAID IN
DIRECTOR                  RETAINER   RETAINERS   RETAINER    RETAINER      FEES      COMPENSATION      DSUS
--------                  --------   ---------   ---------   --------   ----------   ------------   ----------
                             $           $           $          $           $             $             %
Joe Houssian............       --         --          --          --          --            --           --
David King..............   25,000      2,500       5,000          --      18,250        50,750           50
Gordon MacDougall.......   25,000      2,500       3,750      32,500      23,750        87,500          100
Paul Manheim............   25,000         --      10,000          --      14,500        49,500         37.5
Marti Morfitt...........   25,000         --       1,250          --      18,000        44,250           --
Paul Novelly............   25,000      1,250          --          --      21,750        48,000          100
Bernard Roy.............   25,000         --          --          --      16,000        41,000           25
Khaled Sifri............   25,000         --          --          --      12,500        37,500           50
Nicholas Villiers.......   25,000         --          --          --      11,250        36,250          100
Alex Wasilov(1).........   18,750         --          --          --      10,000        28,750          100

---------------

(1) Mr. Wasilov became ineligible to receive fees effective April 24, 2006 when he was appointed President and Chief Operating Officer of Intrawest.

     Mr. Villiers has entered into a contract with Intrawest for the provision of consulting services in connection with Intrawest's majority ownership in Abercrombie & Kent, a luxury adventure-travel company. For the year ended June 30, 2006, Intrawest incurred consulting service fees of US $60,000 to Mr. Villiers.

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

EQUITY COMPENSATION PLAN INFORMATION

     The following table provides information as at June 30, 2006 with respect to compensation plans under which equity securities of Intrawest are authorized for issuance.

---------------------------------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------------------
                                                                                                    NUMBER OF SECURITIES
                                                                                                  REMAINING AVAILABLE FOR
                                       NUMBER OF SECURITIES TO         WEIGHTED AVERAGE         FUTURE ISSUANCE UNDER EQUITY
                                       BE ISSUED UPON EXERCISE         EXERCISE PRICE OF             COMPENSATION PLANS
                                       OF OUTSTANDING OPTIONS,       OUTSTANDING OPTIONS,          (EXCLUDING SECURITIES
                                         WARRANTS AND RIGHTS          WARRANTS AND RIGHTS         REFLECTED IN COLUMN (A))
-----------------------------------------------------------------------------------------------------------------------
  PLAN CATEGORY                              (a)                          (b)                          (c)
---------------------------------------------------------------------------------------------------------------------------------
  Equity compensation plans approved     2,827,400(1)                 Cdn.$22.13                  269,818(1)(2)
  by securityholders
---------------------------------------------------------------------------------------------------------------------------------
  Equity compensation plans not               --                          --                           --
  approved by securityholders
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) This represents 5.76% of the outstanding Common Shares of Intrawest at June 30, 2006. Together with the 269,818 (0.55%) remaining available securities under this plan, this represents 6.31% of the outstanding Common Shares of Intrawest.

(2) In addition, the Corporation has authorized a total of 100,000 Common Shares that remain available for issuance under Intrawest's Employee Share Purchase Plan. Intrawest has not issued shares pursuant to this plan since December 1997.

     There is no compensation plan under which equity securities of Intrawest are authorized for issuance that was adopted without approval of securityholders.

     All new equity compensation plans and material revisions to the terms of such plans are subject to approval by shareholders of Intrawest under the rules, requirements and policies of the TSX and the NYSE. Where, under such rules, requirements and policies, equity compensation plans are not subject to shareholder approval, the plans must be approved by the Human Resources Committee and the Board.

STOCK OPTION PLAN

     Intrawest has a Stock Option Plan (herein referred to as the "Stock Option Plan" or the "Plan") under which the Human Resources Committee is authorized, in its discretion, to grant options to purchase Common Shares to senior officers and employees of Intrawest, its subsidiaries and limited partnerships of which the general partner is Intrawest or a subsidiary of Intrawest.

     The following table sets out the total number of Common Shares that may be issued from and after the date of this Annual Information Form pursuant to options granted under the Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Annual Information Form.

----------------------------------------------------------------------------------------------------------------
                                                                             COMMON SHARES AVAILABLE FOR FUTURE
 COMMON SHARES ISSUABLE UNDER PLAN     COMMON SHARES ISSUABLE PURSUANT TO   ISSUANCE PURSUANT TO OPTIONS GRANTED
 FROM AND AFTER SEPTEMBER 20, 2006      OUTSTANDING UNEXERCISED OPTIONS           AFTER SEPTEMBER 20, 2006
----------------------------------------------------------------------------------------------------------------
     MAXIMUM                              NUMBER OF                             NUMBER OF
     NUMBER           PERCENTAGE        COMMON SHARES       PERCENTAGE        COMMON SHARES       PERCENTAGE
----------------------------------------------------------------------------------------------------------------
    3,098,418           6.3(1)            2,823,600           5.8(1)             269,818            0.55(1)
                                                              91.3(2)                               8.7(2)
----------------------------------------------------------------------------------------------------------------

(1) Approximate percentage of Intrawest's outstanding Common Shares on a non-diluted basis as at the date of this Annual Information Form.

(2) Approximate percentage of the 3,098,418 total number of Common Shares that may be issued from and after the date of this Annual Information Form referred to in the first column.

     The exercise price for each option granted under the Plan will be determined by the Human Resources Committee which may not be less than the closing price for the Common Shares on the TSX on the trading day preceding the date of grant (or if no trade of Common Shares occurred on the TSX on such date, the simple average of the high and low board lot trading prices per share for the Common Shares on the TSX on the five trading days immediately preceding such date on which trade of a board lot of Common Shares occurred).

     Subject to certain limitations contained in the Plan, options to acquire Common Shares may, at the discretion of the Human Resources Committee, provide that the option may not be exercised except in accordance with such limitations based on the passage of time after the option is granted, the satisfaction of specified performance criteria relating generally to Intrawest or particularly to the optionee, or the satisfaction or fulfilment of any other conditions (or any combination of the foregoing), and subject to such provisions as the Human Resources Committee may in its discretion determine to be appropriate. Each option will expire on the earlier of (i) the date determined by the Human Resources Committee, provided that such date may not be later than the earlier of (A) the tenth anniversary of the date of grant; and (B) the latest date permitted under the applicable rules and regulations of all regulatory authorities, including the TSX and the NYSE, and (ii) the date that is the 90th day after the date on which the optionee ceases to be a senior officer or employee of Intrawest or a subsidiary of Intrawest. Each option outstanding under the Plan expires, in the ordinary course, ten years after the date of the grant.

     Typically, most options granted under the Plan cannot be exercised until the expiry of one year from the date of grant. Thereafter, during each of the next five succeeding years, up to 20% of the Common Shares subject to option can be purchased on a cumulative basis. The Human Resources Committee may, in its discretion, permit early exercise of options. Options are not assignable or transferable and are exercisable only by the optionee or his or her legal representative.

     In the event of a formal takeover bid being made for the Common Shares, any option may, notwithstanding the times specified for exercise, be exercisable in full for the purpose of tendering the Common Shares under such bid. In the event of an amalgamation, arrangement, consolidation or other transaction pursuant to which the interest of holders of Common Shares may be compulsorily terminated, Intrawest may terminate options granted under the Plan and pay the holder the fair value of the option.

     The Plan provides that the Human Resources Committee has the right at any time to amend the Plan. Any such amendment is subject to applicable stock exchange requirements. TSX and NYSE requirements require shareholder approval for certain material amendments to the Plan.

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

AGGREGATE INDEBTEDNESS

     The following table sets out the aggregate indebtedness of all executive officers, directors, employees and former executive officers, directors and employees of Intrawest or any of its subsidiaries to Intrawest or any of its subsidiaries and to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Intrawest or any of its subsidiaries outstanding as at September 20, 2006 entered into in connection with a purchase of securities and all other indebtedness.

                           AGGREGATE INDEBTEDNESS ($)

---------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                         TO INTRAWEST
PURPOSE                                                               OR ITS SUBSIDIARIES           TO ANOTHER ENTITY
-------------------------------------------------------------------------------------------------------------------------------
  Share purchases                                                    Cdn.$3,322,764                    --
---------------------------------------------------------------------------------------------------------------------------------
  Other                                                                    --                          --
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

     Other than as set out below, no director, executive officer or senior officer of Intrawest and no associate of any such director or officer, is, or at any time since the beginning of the most recently completed financial year of Intrawest has been, indebted to Intrawest or any of its subsidiaries, other than in respect of routine indebtedness. No indebtedness of any such person to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Intrawest or any of its subsidiaries.

2002 FUNDED SENIOR EMPLOYEE SHARE PURCHASE PLAN

     Intrawest adopted a plan in 2002 under which Intrawest may make loans to designated eligible employees to be used for the purchase of Common Shares in the open market. Shares are purchased by Computershare Trust Company of Canada as trustee to be held in trust for the benefit of the employees and as security for the loans. The Plan is administered by the Human Resources Committee, which is authorized to designate as eligible employees any bona fide full-time employees of Intrawest and of designated subsidiaries of Intrawest. The loans are interest-free and are for terms of up to ten years as determined by the Human Resources Committee. Intrawest pays all administrative expenses of the Plan, including trustee fees.

     In addition to the 2002 Funded Senior Employee Share Purchase Plan, Intrawest makes contributions on behalf of participants in Intrawest's employee share purchase plans which amounts are used by a trustee to purchase Common Shares in the open market. These plans were effectively suspended as of August 31, 2006.

     The following table sets forth indebtedness of directors and executive officers in connection with the purchase of Common Shares under the 2002 Funded Senior Employee Share Purchase Plan. The aggregate amount of such indebtedness of all directors, officers and employees of Intrawest on September 20, 2006 was Cdn.$3,322,764.

           TABLE OF INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
                  UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

---------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                            INVOLVEMENT       LARGEST AMOUNT
                                                OF          OUTSTANDING DURING           AMOUNT
                                             INTRAWEST          YEAR ENDED         OUTSTANDING AS AT
                                                OR            JUNE 30, 2006        SEPTEMBER 20, 2006      SECURITY FOR
NAME AND PRINCIPAL POSITION                 SUBSIDIARY           (CDN.$)                (CDN.$)            INDEBTEDNESS
-------------------------------------------------------------------------------------------------------------------------------
  SECURITIES PURCHASE PROGRAMS(2)
  Joe S. Houssian(1)                           Lender             2,515,284             2,481,634         Common Shares
  Chairman and Chief Executive Officer
---------------------------------------------------------------------------------------------------------------------------------
  Daniel O. Jarvis                             Lender               490,150               483,593         Common Shares
  Chief Corporate Development Officer
---------------------------------------------------------------------------------------------------------------------------------
  Hugh R. Smythe                               Lender                92,817                91,576         Common Shares
  President, Mountain Operations
---------------------------------------------------------------------------------------------------------------------------------
  James J. Gibbons                             Lender               511,940                    --         Common Shares
  President, Resort Club Group
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1)  Mr. Houssian is also a director of Intrawest.

(2) This indebtedness is in relation to loans made in 2002 pursuant to the 2002 Funded Senior Employee Share Purchase Plan, which were for a term of ten years each maturing on January 15, 2012.

     No securities were purchased during the most recently completed financial year with financial assistance and none of the indebtedness was forgiven at any time during the most recently completed financial year. There was no material adjustment or amendment made during the most recently completed financial year to the terms of the indebtedness.

                  DIRECTOR'S AND OFFICERS' LIABILITY INSURANCE

     Intrawest maintains directors' and officers' liability insurance in the aggregate amount of US$50 million, subject to a deductible in respect of corporate reimbursement of $1,000,000 for each loss. In any case in which Intrawest is not permitted by law to reimburse the insured, the deductible is nil.

     In the year ended June 30, 2006, the aggregate amount charged against earnings by Intrawest for the premium paid in respect of such insurance was US$751,634. The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

                              2006 ANNUAL MEETING

     If the Arrangement is completed, it will not likely be necessary for Intrawest to call and hold an Annual Meeting for 2006. If for any reason the Arrangement is not approved or completed, Intrawest will likely call and hold a 2006 Annual Meeting later in 2006 or early in 2007. If such a meeting is called, as was specified in the management information circular of Intrawest dated September 26, 2005, shareholder proposals in respect of such meeting were required to be submitted no later than June 30, 2006 to be considered for inclusion in the management information circular and the form of proxy for such meeting. No such shareholder proposals were received by that date.

                          LEGAL AND REGULATORY MATTERS

     Intrawest currently and from time to time is involved in litigation in the ordinary course of its business. The Corporation does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

     Many of Intrawest's resorts are subject to lawsuits with respect to personal injury claims related principally to skiing activities at each resort. The Corporation maintains liability insurance that it considers adequate to insure claims related to usual and customary risks associated with the operation of a ski resort.

     There are no financially material environmental protection requirements in connection with Intrawest's resort operations.

                                   EMPLOYEES

     The Corporation has approximately 10,300 year-round employees and 14,500 additional peak-season employees. Approximately 200 of Tremblant's year-round employees and over 90% of its additional peak-season employees are members of the union Le Syndicat Des Travailleurs(euses) de La Station du Mont Tremblant. The current contract with the union expires on October 31, 2010. Approximately 180 of A&K's year-round employees based in Kenya are members of unions. The current contracts expire through December 2007. None of the employees in Intrawest's other resorts are members of a union. The Corporation believes that its employee relations are good.

                                 CREDIT RATINGS

APPROVED RATING ORGANIZATION                                  LONG-TERM DEBT   CORPORATE CREDIT
----------------------------                                  --------------   ----------------
Moody's Investors Service, Inc. ............................        B1               Ba3
Standard & Poor's Rating Services...........................        B+               BB-

     A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Moody's rates debt instruments by rating categories from a high of Aaa to a low of D, with a "1", "2" or "3" indicating relative strength within the rating category. Standard & Poor's rates debt instruments by rating categories from a high of AAA to a low of D, with a "+" or "-" indicating relative strength within the rating category.

                                  RISK FACTORS

ECONOMIC DOWNTURN

     Skiing and touring are discretionary recreational activities with relatively high participation costs. A severe economic downturn could reduce spending on recreational activities and result in declines in visits and revenue. In addition, a deterioration of economic conditions could weaken sales of resort real estate and reduce the value of our real estate assets. In addition, an economic downturn could expose the Corporation's real estate operations to land risk and completed inventory risk. Land risk arises when land is purchased with debt and economic conditions deteriorate resulting in higher holding costs and reduced profitability or loan defaults and foreclosure action. Completed inventory risk arises when completed units cannot be sold and construction financing cannot be repaid. There can be no assurance that an economic downturn will not have a material adverse effect on Intrawest's real estate operations.

COMPETITION

     The industries in which Intrawest operates are highly competitive. The Corporation competes with mountain resort areas in the United States, Canada and Europe for destination visitors and with numerous mountain resorts in each of the areas in which it operates for day visitors. The Corporation also competes with other worldwide recreation resorts, including warm-weather resorts, for vacation guests. The Corporation's major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and the major ski areas in the Canadian Rockies. In addition, while the Corporation's skier visits have generally increased over the past several years, the numbers of active skiers and annual skier visits in North America have not changed significantly since 1985. The competitive position of the Corporation's resorts is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resorts.

GROWTH INITIATIVES

     Intrawest is currently engaged in, and has plans for, a variety of improvement, expansion and development projects relating to both its resort and real estate operations. There can be no assurance (i) that the Corporation will receive the necessary regulatory approvals for such projects, (ii) as to when such projects will be completed, (iii) that the Corporation's estimated costs associated with such projects will prove to be accurate or (iv) that the Corporation will receive the expected benefits from such projects. In addition, Intrawest may seek opportunities to acquire new businesses, establish new strategic partnerships or secure new management contracts. New opportunities may not be available on favorable terms and, if Intrawest is able to consummate any such transactions, no assurance can be given that Intrawest will be successful in realizing the expected benefits from such transactions.

CAPITAL EXPENDITURES

     Intrawest operates in a capital-intensive industry and has made significant capital expenditures to establish its competitive position. The Corporation spent $128.9 million in fiscal 2006 on resort operations and other assets. The Corporation expects to incur approximately $40 million per year in ongoing maintenance expenditures in its resort and travel business. In addition, the Corporation makes significant investments in connection with its real estate development activities. Intrawest expects to make significant capital expenditures in the future to enhance and maintain the operations of its resorts and to develop its expanded real estate holdings. There can be no assurance that Intrawest will have adequate funds, from internal or external sources, to make all planned or required capital expenditures. A lack of available funds for such capital expenditures could have a material adverse effect on Intrawest's ability to implement its operating and growth strategies.

CURRENCY FLUCTUATIONS

     A significant shift in the value of the Canadian dollar, particularly against the U.S. dollar, could impact visits and therefore earnings at our Canadian resorts. In addition, Intrawest is exposed to foreign currency exchange risk in its reported earnings because the Corporation reports earnings in U.S. dollars but income is derived from Canadian, U.S. and international sources.

WORLD EVENTS

     World events such as international conflicts, terrorism or contagious illness outbreaks disrupt domestic or international travel patterns, which could reduce revenue in our resort operations and luxury-travel businesses. In addition, many of A&K's operations are located in countries that are more susceptible to political or social incidents that could impact demand for adventure-travel tours. The occurrence of similar such events in the future could have a material adverse effect on Intrawest's financial condition and results of operations.

UNFAVORABLE WEATHER CONDITIONS

     Intrawest's ability to attract visitors to its mountain resorts is influenced by weather conditions and the amount of snowfall during the ski season. In addition, Sandestin is located in an area of Florida that frequently suffers adverse weather caused by hurricanes and other tropical storms. Adverse weather conditions may discourage visitors from participating in outdoor activities at Intrawest's resorts. In addition, unseasonably warm weather may result in inadequate natural snowfall, which increases the cost of snowmaking, and could render snowmaking wholly or partially ineffective in maintaining quality skiing conditions. Excessive natural snowfall may materially increase the costs incurred for grooming trails and may also make it difficult for visitors to obtain access to the Corporation's mountain resorts. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak visitation periods, could have a material adverse effect on Intrawest's financial condition and results of operations.

SEASONALITY OF OPERATIONS

     Resort and travel operations are highly seasonal. In fiscal 2006 approximately 56% of Intrawest's resort and travel operations revenue was generated during the period from December to March, the prime ski season. Furthermore, during this period a significant portion of revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Problems during these peak periods, such as adverse weather conditions, access route closures or equipment failures, could have a material adverse effect on the Corporation's operating results. Intrawest's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year. Although Intrawest expects its warm-weather resorts and luxury adventure-travel business to mitigate the seasonality of ski and resort operations revenue, the Corporation's mountain resorts have operating losses and negative cash flows for the period from May to October.

RISKS SPECIFIC TO REAL ESTATE DEVELOPMENT

     The development of real estate exposes Intrawest to a number of specific risks, including: an inability to obtain zoning approvals or building permits; construction and other development costs could exceed budget; project completion could be delayed; and purchasers could rescind their purchase contracts. In addition there is no assurance that market conditions will support Intrawest's planned real estate development activities.

ADEQUACY OF INSURANCE COVERAGE

     All resorts owned by Intrawest are insured against property damage, business interruptions and general liability. There can be no assurance that such insurance will remain available to the Corporation at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by the Corporation. If Intrawest is held liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of that coverage, its business, results of operations and financial condition could be materially adversely affected.

DEPENDENCE ON KEY EMPLOYEES

     The success of Intrawest depends in part on its senior management. The unanticipated departure of any key member of the management team could have a material adverse effect on Intrawest's financial condition and results of operations.

                          TRANSFER AGENT AND REGISTRAR

     The Canadian transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Vancouver, Calgary, Toronto and Montreal. ChaseMellon Shareholder Services, L.L.C. is a co-transfer agent and registrar at its principal stock and bond transfer office located in New York, New York.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis" and the consolidated financial statements and notes thereto included elsewhere in this Annual Information Form.

Three-Year Summary
(in millions of dollars except per share amounts)

                                                                         JUNE 30
                                                              ------------------------------
                                                                2006       2005       2004
                                                              --------   --------   --------
Balance Sheet
  Total assets..............................................  $2,667.1   $2,679.8   $2,258.9
  Bank and other indebtedness...............................     952.5   $1,023.4      958.8
  Shareholders' equity......................................   1,000.5   $  846.5      783.7

                                                                   YEARS ENDED JUNE 30
                                                              ------------------------------
                                                                2006       2005       2004
                                                              --------   --------   --------
Revenue and Earnings
  Total revenue.............................................  $1,610.4   $1,618.4   $1,491.4
  Income from continuing operations.........................      55.3       24.1       52.1
  Net income................................................     115.2       32.8       59.9
  Income from continuing operations per common share
     Basic..................................................      1.14       0.50       1.10
     Diluted................................................      1.12       0.50       1.09
  Net income per common share
     Basic..................................................      2.37       0.69       1.26
     Diluted................................................      2.33       0.68       1.25
  Dividends per common share (Canadian dollars).............      0.24       0.16       0.16

Segmented Information
(in thousands of dollars)

                                              Mountain     Non-
2006                                           resort    mountain   Real estate   Corporate     Total
----                                          --------   --------   -----------   ---------   ----------
Segment revenue:
  Resort and travel operations..............  $569,766   $366,350    $     --      $   --     $  936,116
  Management services.......................    78,466     26,568      67,506          --        172,540
  Real estate development...................        --         --     493,152          --        493,152
  Corporate and all other...................        --         --          --       8,625          8,625
                                              --------   --------    --------      ------     ----------
                                              $648,232   $392,918    $560,658      $8,625     $1,610,433
                                              ========   ========    ========      ======     ==========

                                                Mountain     Non-
2006                                             resort    mountain   Real estate   Corporate     Total
----                                            --------   --------   -----------   ---------   ---------
Segment operating profit:
  Resort and travel operations................  $75,394    $13,294     $     --      $   --     $  88,688
  Management services.........................    5,434      9,176       22,394          --        37,004
  Real estate development.....................       --         --      147,589          --       147,589
  Corporate and all other.....................       --         --           --       8,625         8,625
                                                -------    -------     --------      ------     ---------
                                                $80,828    $22,470     $169,983      $8,625       281,906
                                                =======    =======     ========      ======
Less:
  Interest expense............................                                                    (47,562)
  Corporate general and administrative
     expenses.................................                                                    (33,405)
  Depreciation and amortization...............                                                   (104,409)
                                                                                                ---------
Income from continuing operations before
  income taxes and non-controlling interest...                                                  $  96,530
                                                                                                =========

                                              Mountain     Non-
2005                                           resort    mountain   Real estate   Corporate     Total
----                                          --------   --------   -----------   ---------   ----------
Segment revenue:
  Resort and travel operations..............  $489,407   $317,146    $     --      $   --     $  806,553
  Management services.......................    82,196     24,437      70,054          --        176,687
  Real estate development...................        --         --     629,554          --        629,554
  Corporate and all other...................        --         --          --       5,620          5,620
                                              --------   --------    --------      ------     ----------
                                              $571,603   $341,583    $699,608      $5,620     $1,618,414
                                              ========   ========    ========      ======     ==========

                                                  Mountain     Non-      Real
2005                                               resort    mountain   estate    Corporate    Total
----                                              --------   --------   -------   ---------   --------
Segment operating profit:
  Resort and travel operations..................  $83,702    $15,849    $    --    $   --     $ 99,551
  Management services...........................    8,673      8,231     26,125        --       43,029
  Real estate development.......................       --         --     67,639        --       67,639
  Corporate and all other.......................       --         --         --     5,620        5,620
                                                  -------    -------    -------    ------     --------
                                                  $92,375    $24,080    $93,764    $5,620      215,839
                                                  =======    =======    =======    ======
Less:
  Interest expense..............................                                               (44,165)
  Corporate general and administrative
     expenses...................................                                               (20,571)
  Depreciation and amortization.................                                               (71,837)
  Call premium and unamortized costs of senior
     notes redeemed.............................                                               (30,173)
  Write-down of stand-alone golf course
     assets.....................................                                               (17,568)
                                                                                              --------
Income from continuing operations before income
  taxes and non-controlling interest............                                              $ 31,525
                                                                                              ========

                                                                YEARS ENDED JUNE 30
                                                              -----------------------
                                                                 2006         2005
                                                              ----------   ----------
Segment assets
  Mountain resort...........................................  $1,087,404   $1,025,742
  Non-mountain..............................................     268,799      271,211
  Real estate...............................................   1,044,454    1,126,413
  Corporate.................................................     266,425      256,435
                                                              ----------   ----------
                                                              $2,667,082   $2,679,801
                                                              ==========   ==========
Segment capital expenditures
  Mountain resort...........................................      76,312   $   67,051
  Non-mountain..............................................      23,137       12,324
  Corporate.................................................      19,154       21,203
                                                              ----------   ----------
                                                              $  118,603   $  100,578
                                                              ==========   ==========
Geographic Information
Revenue
  Canada....................................................  $  424,269   $  465,285
  United States.............................................     756,244      822,361
  International.............................................     429,920      330,768
                                                              ----------   ----------
                                                              $1,610,433   $1,618,414
                                                              ==========   ==========
Operating profit
  Canada....................................................      47,744   $   41,301
  United States.............................................     172,787      138,053
  International.............................................      61,375       36,485
                                                              ----------   ----------
                                                              $  281,906   $  215,839
                                                              ==========   ==========
Identifiable assets
  Canada....................................................  $1,144,624   $1,047,118
  United States.............................................   1,263,483    1,380,661
  International.............................................     258,975      252,022
                                                              ----------   ----------
                                                              $2,667,082    2,679,801
                                                              ==========   ==========

DIVIDEND POLICY

     From 1991 to January 2006 the Corporation paid regular, semi-annual dividends of Cdn.$0.08 per Common Share. Commencing in April 2006 the Corporation has paid regular, quarterly dividends of Cdn. $0.08 per Common Share. Future dividends will be paid at the discretion of Intrawest's Board of Directors and will be subject to the Corporation's earnings, financial condition, capital requirements and such other factors as are deemed relevant by the Corporation's Board of Directors.

     The indentures that govern Intrawest's unsecured notes impose certain limitations on the declaration or payment of cash dividends and other distributions on the Common Shares of the Corporation, including provisions which, subject to certain adjustments and exceptions, restrict the amount of such dividends or distributions to an amount, calculated on a cumulative basis, to be not greater than the sum of, among other items, net cash proceeds from the issuance of equity and 50% of consolidated net income from specified dates.

     As described in the Circular, in the Arrangement Agreement the Corporation has agreed not to declare, set aside or pay any dividend on the Common Shares, other than the regularly scheduled quarterly cash dividends consistent with past practice.

                             MARKET FOR SECURITIES

     The authorized capital of Intrawest is comprised of an unlimited number of Common Shares. Each Common Share is entitled to one vote on all matters brought before shareholders. The Common Shares are listed and traded on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX"). The NYSE is the principal market for the Common Shares.

     Set out below are the price ranges and volume of the Common Shares that traded on the NYSE and the TSX for the year ended June 30, 2006.

                            New York Stock Exchange

                                                              HIGH     LOW
                                                              U.S.$   U.S.$    VOLUME
                                                              -----   -----   ---------
2005
  July......................................................  24.80   23.30   2,427,600
  August....................................................  26.25   24.69   1,923,600
  September.................................................  27.45   25.81   3,354,900
  October...................................................  27.50   23.19   3,281,300
  November..................................................  27.95   23.66   2,957,900
  December..................................................  29.45   27.77   3,210,700
2006
  January...................................................  29.25   27.75   1,504,700
  February..................................................  33.83   26.31   5,557,100
  March.....................................................  34.29   30.82   7,095,800
  April.....................................................  36.00   33.50   5,625,100
  May.......................................................  37.69   32.28   6,277,200
  June......................................................  34.25   30.52   6,343,700

                             Toronto Stock Exchange

                                                              HIGH     LOW
                                                              CDN.$   CDN.$    VOLUME
                                                              -----   -----   ---------
2005
  July......................................................  30.50   28.17   1,317,409
  August....................................................  31.26   29.25   1,077,790
  September.................................................  32.48   30.01   1,246,507
  October...................................................  32.18   25.26   1,708,665
  November..................................................  32.57   27.60   1,438,944
  December..................................................  34.97   32.26   1,038,625
2006
  January...................................................  34.03   31.75     813,592
  February..................................................  38.50   30.31   1,841,713
  March.....................................................  39.88   35.40   1,625,920
  April.....................................................  40.50   38.50     808,599
  May.......................................................  41.94   35.06   1,310,252
  June......................................................  37.97   33.69   1,159,066

                      PREVIOUS DISTRIBUTIONS OF SECURITIES

PREVIOUS PURCHASES AND SALES

     During the 12 months preceding the date of this Annual Information Form, the Corporation has purchased 86,900 Common Shares, at an average price of Cdn.$32.81 per Common Share pursuant to a normal course issuer bid on the facilities of the TSX, which bid expires in November 2006. The Corporation has not otherwise purchased any Common Shares during the 12 months preceding this Annual Information Form. The securities distributed during the five years preceding this Annual Information Form are the securities set out below.

PREVIOUS DISTRIBUTIONS

     During the five years preceding the date of this Annual Information Form, the Corporation has distributed the following securities.

PREVIOUS DISTRIBUTIONS OF COMMON SHARES

                                                                             NUMBER OF
                                                                              SHARES       PRICE PER SHARE
DATE                                                        PURPOSE         DISTRIBUTED        CDN. $
----                                                  -------------------   -----------    ---------------
June 4, 2002........................................  Public offering        3,250,000              27.50
Fiscal 2002.........................................  Exercise of Options      270,900      10.41 - 23.80
Fiscal 2003.........................................  Exercise of Options      305,000       9.73 - 14.47
Fiscal 2004.........................................  Exercise of Options       44,500      11.54 - 23.80
Fiscal 2005.........................................  Exercise of Options      223,182      13.79 - 28.00
Fiscal 2006.........................................  Exercise of Options    1,030,100      14.02 - 29.65

PREVIOUS DISTRIBUTIONS OF OPTIONS

                                                          SHARES    EXERCISE PRICE
DATE                                                      COVERED       CDN. $          EXPIRY DATE
----                                                      -------   --------------   ------------------
October 12, 2001........................................  474,500       23.80        October 11, 2011
May 13, 2002............................................  237,300       28.23        May 12, 2012
September 9, 2002.......................................  420,000       25.37        September 8, 2012
February 10, 2003.......................................   25,000       16.38        February 9, 2013
September 26, 2003......................................  364,000       18.85        September 25, 2013
July 21, 2004...........................................  386,500       22.07        July 20, 2014
February 7, 2005........................................   30,000       19.17(US$)   February 6, 2015

                          AUDIT COMMITTEE INFORMATION

COMPOSITION

     The Audit Committee is composed of David King, Gordon MacDougall and Paul Manheim. Each committee member is independent and financially literate. The Board of Directors of the Corporation has determined that Mr. Manheim is the Audit Committee financial expert.

RELEVANT EDUCATION AND EXPERIENCE

     David King is President of David King Corporation, a private investment company. Mr. King has a long history in North American real estate markets. Commencing in the early 1960s with Sears Canada's real estate department, Mr. King was a Senior Officer of Cambridge Shopping Centres Limited for six years and a Senior Officer and President of Campeau Corporation for 15 years. Since 1988 Mr. King has pursued various private business interests and served on a number of public company boards. He is currently Vice-Chairman and Director of Morguard Corporation, Chairman and Trustee of Morguard Real Estate Investment Trust and a Director of AGF Management Limited, Revenue Properties Company Limited and Tri-White Corporation.

     Gordon MacDougall is a director of Connor, Clark & Lunn Investment Management Ltd. and a partner of Connor, Clark and Lunn Investment Management Partnership. Mr. MacDougall has been involved in the investment management business for over 35 years and is currently the leader of the client solutions team, responsible for institutional client service. He is also responsible for North American portfolio structure and strategy. He holds the CFA designation, an MBA from the University of Pittsburgh and a Bachelor of Commerce from Sir George Williams University.

     Paul Manheim is Chairman and Managing Director of HAL Investments Asia B.V., a subsidiary of HAL Holding N.V., an international holding company traded on the Amsterdam Stock Exchange. HAL Investments Asia B.V. owns a portfolio of optical retail outlets in China and is affiliated with Europe's largest optical retailer. Mr. Manheim joined Holland America Line, N.V., the predecessor of HAL Holding N.V., in 1982 and has held various financial and corporate development positions prior to his current position. Prior to assuming his role in Shanghai, China in 2005, he was President and CEO of HAL Real Estate Investments, Inc., a developer and owner of a portfolio of real estate in the Pacific Northwest consisting of multi-family, office and mixed-use assets. Mr. Manheim received a Bachelor of Commerce degree from the University of New South Wales, Australia and is a Chartered Accountant.

AUDIT COMMITTEE CHARTER

I.   Audit Committee Purpose

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities for:

     -  The integrity of the Corporation's financial statements.

     -  The Corporation's compliance with legal and regulatory requirements.

     -  The independent auditor's qualifications and independence.

     - The performance of the Corporation's internal audit function and external auditors.

     The Audit Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

     - Propose the appointment, approve the compensation and oversee the work of the public accounting firm employed by the Corporation to conduct the annual audit. This firm will report directly to the Audit Committee.

     - Resolve any disagreements between management and the external auditor regarding financial reporting.

     - Pre-approve all auditing and permitted non-audit services performed by the Corporation's external auditor.

     - Retain independent counsel, accountants or others to advise the Committee or assist in the conduct of an investigation.

     - Seek any information it requires from employees, all of whom are directed to cooperate with the Committee's requests, or external parties.

     - Meet with the Corporation's officers, external auditors or outside counsel, as necessary.

II.  Audit Committee Composition and Meetings

The Audit Committee shall be comprised of three or more directors, each of whom shall be independent of management and free from any relationship that could, in the opinion of the Board of Directors, be reasonably expected to interfere with the exercise of their independent judgment as a member of the Committee. All members of the Committee shall be financially literate and at least one member of the Committee shall be designated as a financial expert as defined by applicable legislation and regulation. Committee members are appointed by the Board. From time to time the Board may appoint additional members of the Committee, or remove any member from the Committee.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Audit Committee Chairman shall prepare and/or approve an agenda in advance of each meeting. The Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. It will meet separately, periodically, with management, with internal auditors and with external auditors. It will also meet periodically in executive session.

III. Audit Committee Responsibilities

The Committee will carry out the following responsibilities:

     A. Financial Reporting

     - Review significant accounting and reporting issues and understand their impact on the financial statements.

     - Discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and approve the financial statements and recommend their approval to the Board.

     - Review disclosures made by the Chief Executive Officer and Chief Financial Officer during the certification process.

     - Discuss earnings news releases as well as financial information and earnings guidance provided to analysts and rating agencies.

     B. Internal Control

     - Review reports on the effectiveness of the Corporation's internal control system, including information technology security and control.

     - Understand the scope of the internal and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

     C. External Audit

     - Review the external auditor's proposed audit scope and approach, including coordination of audit effort with internal audit.

     - Review the performance of the external auditors and recommend their appointment or discharge to the Board.

     - Ensure the rotation of the lead audit partner every five years and other audit partners every seven years and consider whether there should be regular rotation of the audit firm itself.

     - Present its conclusions with respect to the external auditor to the full Board.

     D. Internal Audit

     - Review with management and the Vice President, Internal Audit Services the charter, plans, activities, staffing and organizational structure of the internal audit function.

     - Confirm and ensure the independence of the internal audit function and concur in the appointment, replacement or dismissal of the Vice President, Internal Audit Services.

     -  Review the effectiveness of the internal audit function.

     - Meet separately with the Vice President, Internal Audit Services, on a regular basis, to discuss any matters that the Committee or internal audit believes should be discussed privately.

     E. Compliance

     - Review with the Corporation's counsel and management, at least annually, any legal matters that could have a significant impact on the organization's financial statements.

     - Review with management the effectiveness of the Corporation's system for monitoring compliance with applicable laws, regulations and inquiries received from regulators or governmental agencies.

     - Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters and for the confidential, anonymous submission by employees of the Corporation regarding questionable accounting or auditing matters.

     - Monitor, review and oversee compliance by directors and officers of the Corporation of the Standards of Business Conduct and report to the Board regarding such compliance.

IV. Other Responsibilities

     - Maintain minutes of meetings and report regularly to the Board of Directors about Committee activities.

     - Review and assess the adequacy of this Charter at least annually and submit the Charter to the Board of Directors for approval.

     - Assess annually the effectiveness of the Committee against its Charter and report the results of the assessment of the Board.

     - Perform any other activities consistent with this Charter, as requested by the Board.

AUDIT FEES

     The fees paid to KPMG LLP for audit and non-audit services for the two years ended June 30, 2006 are set out in the table below.

TYPE OF FEES                                                   2006     2005
------------                                                  ------   ------
                                                               (in thousands
                                                                of dollars)
Audit.......................................................  $2,889   $2,553
Audit-related services......................................     446      814
Tax services................................................     649      364
Other.......................................................      --        8
                                                              ------   ------
                                                              $3,984   $3,739
                                                              ======   ======

     Audit fees include professional services rendered by the external auditors to perform the annual audit and quarterly reviews of Intrawest's consolidated financial statements, French translating services for quarterly and audited financial statements, and accounting consultations and services required by legislation such as comfort letters, consents, reviews of security filings and statutory audits.

     Audit-related services include accounting consultations on proposed transactions, internal control reviews and audits of subsidiaries not required by legislation or regulation.

     Tax services fees include all services for tax compliance, tax planning and tax advice.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The names and municipalities of residence of the directors and executive officers of the Corporation and their principal occupations are set forth below.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE                             PRINCIPAL OCCUPATION                    DIRECTOR SINCE
----------------------------------                             --------------------                    --------------
Joe S. Houssian..............................  Chief Executive Officer of the Corporation                   1979
West Vancouver, British Columbia
David A. King(1)(2)..........................  President of David King Corporation                          1990
Victoria, British Columbia                     (a private investment company)
Gordon H. MacDougall(1)(3)...................  Partner of Connor, Clark and Lunn Investment                 1990
West Vancouver, British Columbia               Management Partnership (an investment management
                                               firm)
Paul M. Manheim(1)(2)........................  Chairman and Managing Director of                            1992
Shanghai, China                                HAL Investments Asia B.V. (a subsidiary of an
                                               international holding company)
Marti Morfitt(3).............................  President and Chief Executive Officer of CNS, Inc.           2005
Eden Prairie, Minnesota                        (a consumer health care products company)
Paul A. Novelly(2)(3)........................  Chairman and Chief Executive Officer of                      1997
St. Thomas, U.S. Virgin Islands                Apex Oil Company, Inc. (a petroleum products company)
Bernard A. Roy(3)............................  Senior partner, Ogilvy Renault (a law firm)                  1992
Montreal, Quebec
Khaled C. Sifri(2)...........................  Managing Director, SHUAA Capital PSC                         1990
Dubai, United Arab Emirates                    (an investment banking firm)
Nicholas C.H. Villiers.......................  Consultant                                                   1990
London, England
Alex Wasilov.................................  President and Chief Operating Officer of                     2005
Vancouver, British Columbia                    the Corporation

---------------

(1)  Member of the Audit Committee.

(2)  Member of the Corporate Governance and Nominating Committee.

(3)  Member of the Human Resources Committee.

     The Corporation does not have an Executive Committee and is required to have an Audit Committee. Each director will serve as a director until the next annual meeting or until his successor is elected or appointed.

EXECUTIVE OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE                PRINCIPAL OCCUPATION
----------------------------------                --------------------
John E. Currie..................................  Chief Financial Officer
North Vancouver, British Columbia
Joe S. Houssian.................................  Chief Executive Officer
West Vancouver, British Columbia
Daniel O. Jarvis................................  Chief Corporate Development Officer
Vancouver, British Columbia
Hugh R. Smythe..................................  President, Mountain Operations
Whistler, British Columbia
Alex Wasilov....................................  President and Chief Operating Officer
Vancouver, British Columbia

     As at June 30, 2006, the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, or exercised control or direction over, 4.1% of the outstanding Common Shares of the Corporation (including Common Shares beneficially owned by a company the shares of which are owned by companies of which a director and executive officer and his spouse are the shareholders, and in respect of which such director and executive officer disclaims beneficial ownership, and Common Shares over which a director shares voting power and investment power and in respect of which such director disclaims beneficial ownership).

     During the past five years, each of the directors and officers of the Corporation has been associated in various capacities with Intrawest or the company or organization indicated opposite his name in the tables above or with affiliates thereof, except for Mr. Sifri who was Managing Partner of the Hadef Al Dhahiri & Associates law firm in Dubai from 1999 to 2004 and became Managing Director -- Investment Banking of SHUAA Capital PSC from June 2004, Mr. Villiers who prior to May 2002 was Vice President and Director of RBC Dominion Securities Inc. and Mr. Wasilov who was President and Chief Operating Officer of Rosenbluth International from September 1999 to October 2003, a senior advisor at American Express from October 2003 to March 2004 and President and Chief Operating Officer of Hirtle, Callaghan & Co. Inc. from March 2005 to April 2006.

     Except as otherwise disclosed herein, none of the directors or executive officers of the Corporation, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the Corporations's voting securities, and no associate or affiliate of any of the foregoing has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation.

                         STANDARDS OF BUSINESS CONDUCT

     The Corporation has adopted a code of ethics entitled Intrawest Corporation Standards of Business Conduct (the "Standards"). The Standards are applicable to all of the Corporation's employees, consultants and members of the Board of Directors, including the chief executive officer, chief financial officer and corporate controller. The Standards embody the commitment of the Corporation and its subsidiaries to conduct business in accordance with the highest ethical standards and applicable laws, rules and regulations. The Standards can be found at the Corporation's web site at www.intrawest.com/about/overview/conduct.asp.

                             ADDITIONAL INFORMATION

     The Corporation shall provide to any person or company, upon request to the Corporate Secretary of the Corporation:

     (a) when the securities of the Corporation are in the course of a distribution under a short form prospectus or a preliminary short form prospectus:

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative consolidated financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation for any period subsequent to the Corporation's most recently completed financial year;

        (iii) one copy of the Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)   at any other time, one copy of any of the documents referred to in
           (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of informed persons in material transactions, where applicable, is contained in the Corporation's Information Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Corporation's comparative consolidated financial statements for its most recently completed financial year. The Information Circular, together with other information, may be found on SEDAR at www.sedar.com.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Corporation, Suite 800, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 (ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY, UNLESS OTHERWISE INDICATED)

     The following management's discussion and analysis ("MD&A") should be read in conjunction with our audited consolidated financial statements for the year ended June 30, 2006 and accompanying notes included in this annual information form. The discussion of our business may include forward-looking statements about our future operations, financial results and objectives. These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking information. Factors that could cause or contribute to differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A summary of the major differences between Canadian GAAP and U.S. GAAP is contained in Note 22 of our consolidated financial statements.

     We use several non-GAAP measures to assess our financial performance, such as EBITDA(1) and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements. These non-GAAP measures are referred to in this document because we believe they are indicative measures of a company's performance and are generally used by investors to evaluate companies in the resort and travel operations and resort development industries.

     Additional information relating to our company, including our annual information form, is filed on SEDAR at www.sedar.com. The date of this MD&A is September 1, 2006.

COMPANY OVERVIEW

     Intrawest is one of the world's leading destination resort and adventure-travel companies. Over the past 30 years we have built a diverse portfolio of resort and travel operations businesses that offer a wide array of experiences to over seven million customers. We are the largest mountain resort real estate developer in North America, with approximately 21,000 units of future development under our control. Our principal strength is our ability to combine expertise in resort and travel operations and real estate development.

     We have a network of nine mountain resorts, geographically diversified across North America's major ski regions. Our resorts include Whistler Blackcomb (77% interest) and Panorama in British Columbia, Blue Mountain (50% interest) in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper and Winter Park in Colorado and Mountain Creek in New Jersey. Whistler Blackcomb is a host venue for the 2010 Winter Olympic and Paralympic Games. We operate Winter Park under a long-term lease arrangement from the City and County of Denver and since the lease gives us control over the resort, Winter Park is treated the same as any of our directly owned resorts from an operating and financial reporting perspective. Our resorts hosted 7.0 million skier visits (defined as the number of people who obtain a lift ticket or pass and use a ski area for all or any part of one day) in fiscal 2006, 9% of the Canadian and U.S. market, which gives us a greater market share than any other owner in the North American mountain resort industry. In addition, we have a 15% interest in Mammoth Mountain Ski Area in California. Effective in October 2005 we sold the majority of our interest in Mammoth resulting in a decrease in our ownership interest from 59.5% to our current 15% interest.

     In addition to our mountain resorts we own Alpine Helicopters, the parent company of Canadian Mountain Holidays which is the largest heli-skiing operation in the world. This diverse portfolio of mountain-based assets allows us to offer a wide variety of vacation experiences and attract a broad range of customers. Canadian Mountain Holidays is part of our adventure and active travel division which also includes Abercrombie & Kent ("A&K"), a worldwide group of related travel companies offering luxury tour and travel services in more than 100 countries. We acquired a 67% interest in A&K in July 2004 and we have an option to purchase the remaining 33%.

---------------

(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, income taxes, depreciation and amortization, non-controlling interest and any non-recurring items.

     We own and operate a warm-weather resort, Sandestin Golf and Beach Resort, one of the largest resort and residential communities in northwestern Florida. We have demonstrated at Sandestin that the village-centered model that we developed in the mountains can be applied to warm-weather locations. Sandestin is our largest lodging operation with close to 250,000 room nights booked annually. Our lodging business is primarily focused on the management of resort residences on behalf of third-party owners. We currently manage approximately 7,800 lodging units spread across our resorts as well as several third-party owned resorts, including Squaw Valley in California, Lake Las Vegas in Nevada and Les Arcs in France.

     Our revenue comes from three primary sources: resort and travel operations, management services and real estate development. Resort and travel operations comprise all the leisure businesses that we own at our resorts as well as active and adventure travel tours at A&K and Alpine Helicopters. Resort and travel operations generated 59% of our total revenue in 2006, mainly from sales of lift tickets, adventure-travel tours, retail and rental merchandise, food and beverage, ski school services and golf. Management services comprise fees from assets we manage on behalf of third-party owners and from sales, development and supervisory services we provide to other entities. Management services provided 11% of our total revenue in 2006. We develop real estate for sale at our resorts and at several other locations in North America and Europe. Real estate development provided 30% of our total revenue in 2006.

MAJOR CORPORATE DEVELOPMENT

     On August 11, 2006, we announced that we had entered into a definitive agreement under which a company that owns a number of funds managed by Fortress Investment Group LLC ("Fortress") will acquire all of our outstanding common shares at a price of $35.00 per share payable in cash. The total value of the transaction, including debt, is approximately $2.8 billion. The transaction will be carried out by way of a statutory plan of arrangement and, accordingly, must be approved by the applicable court and by 66 2/3% of the votes cast by holders of our shares at a special meeting of shareholders. Our Board of Directors has unanimously resolved to recommend to our shareholders that they vote in favor of the transaction. The proposed transaction is expected to close in October 2006, shortly after receipt of shareholder and court approvals.

     The Fortress announcement was the culmination of an initiative that started in February 2006 when we announced that we were reviewing our strategic options for enhancing shareholder value, including a capital structure review, strategic partnerships or business combinations. A special committee of our Board of Directors oversaw the review process and the board and our financial advisors considered many different proposals before deciding to recommend the one from Fortress.

SUMMARY OF FISCAL 2006 OPERATIONS

     Fiscal 2006 was a pivotal year for Intrawest as we undertook several important growth initiatives (including the previously mentioned review of strategic options) and we completed several major transactions. We believe that we are well positioned to realize growth in earnings and cash flow in the future.

     Income from continuing operations increased from $24.1 million ($0.50 per diluted share) in 2005 to $55.3 million ($1.12 per diluted share) in 2006. Total Company EBITDA was $267.5 million in 2006, up from $225.1 million in 2005 reflecting increased EBITDA from real estate that was partially offset by lower EBITDA from resort and travel operations and management services and higher corporate general and administrative expenses. Higher depreciation and amortization expenses, income taxes and non-controlling interest in 2006 were largely offset by a write-down of our stand-alone golf courses and costs to redeem senior notes in 2005.

     We sold the majority of our interest in Mammoth Mountain Ski Area in 2006 and recognized an after-tax gain of $61.3 million on the transaction. This gain, as well as Mammoth's resort and travel operations results to the sale date (including the 2005 comparatives), have been classified as discontinued operations.

     Net income increased from $32.8 million ($0.68 per diluted share) in 2005 to $115.2 million ($2.33 per diluted share) in 2006.

FISCAL 2006 REVIEW OF RESORT AND TRAVEL OPERATIONS

     For financial reporting purposes we fully consolidate all of our resort and travel operations businesses except for Blue Mountain, which we proportionately consolidate at our 50% interest and Mammoth, which we account for on a cost basis.

     Our resort and travel operations are segregated into two reportable segments: mountain resort and travel operations and non-mountain resort and travel operations. The mountain segment comprises all the resort operations at our nine mountain resorts, Alpine Helicopters (including Canadian Mountain Holidays) and a number of smaller mountain-oriented businesses, including the Intrawest Retail Group. The non-mountain segment mainly comprises A&K, resort operations at Sandestin and our stand-alone golf courses.

     The key drivers of the mountain resort and travel operations business are skier visits, revenue per visit and margins. Skier visits are impacted by many factors including the quality of the on-mountain and base area facilities, weather conditions, the amount of snowfall, the accessibility of the resort and the cost to the visitor. Our strategy to increase skier visits has primarily focused on upgrading the on-mountain facilities and building base area villages that provide accommodation and add amenities to attract a broader range of guests. The village also helps to extend the length of stay and spread visits more evenly during the week and during the season. The key drivers of the non-mountain segment are similar; i.e., the number of tours, revenue per tour and margins for A&K, and golf rounds, revenue per round and margins for the warm-weather resort operations.

     The following table highlights the results of our resort and travel operations business.

                                                                 2006         2005      Change (%)
                                                              ----------   ----------   ----------
Skier visits(1).............................................   6,688,000    6,322,000        6
Revenue (millions)..........................................  $    936.1   $    806.6       16
EBITDA (millions)...........................................  $     88.7   $     99.6      (11)
Margin(%)...................................................         9.5         12.3

---------------

(1) Skier visits for all of our nine resorts are at 100%, except for Blue Mountain at 50%.

     Revenue from resort and travel operations increased from $806.6 million in 2005 compared with $936.1 million in 2006. Revenue from the mountain segment increased from $489.4 million to $569.8 million while revenue from the non-mountain segment increased from $317.2 million to $366.3 million.

  Mountain Resort and Travel Operations Revenue

     In December 2004 we increased our ownership of Alpine Helicopters from 45% to 100% and the incremental revenue in 2006 from our increased ownership interest was $13.5 million. In addition, in August 2005 we entered into a lease to operate Parque de Nieve, an indoor snowdome in Spain, and revenue in 2006 included $6.9 million from this new business. The rise in the value of the Canadian dollar, from an average rate of US$0.80 in 2005 to US$0.86 in 2006, increased reported mountain segment revenue by $22.8 million. On a same-business, constant exchange rate basis mountain resort and travel operations revenue increased by $37.2 million in 2006 due to:

                                                               (millions)
                                                               ----------
Increase in skier visits....................................     $21.3
Decrease in revenue per skier visit.........................      (2.3)
Increase in non-skier visit revenue.........................      18.2
                                                                 -----
                                                                 $37.2
                                                                 =====

     Skier visits increased 6% from 6,322,000 in 2005 to 6,688,000 in 2006 resulting in a $21.3 million increase in mountain segment revenue. Skier visits increased by 11% at our western resorts, however this was partially offset by a decrease of 3% at our eastern resorts.

     Whistler Blackcomb saw a 15% increase in skier visits compared with 2005 when all our British Columbia operations experienced very challenging weather conditions, with heavy rainfall in mid-January followed by warm, dry conditions through mid-March. We continued, however, to see some spill-over effect from the sub-standard ski season last year, evidenced by the fact that notwithstanding near record snowfall, Whistler Blackcomb's skier visits in 2006 were 2% lower than 2004. In Colorado, Copper and Winter Park benefited from the best snow conditions in many years, enabling the resorts to increase skier visits by 8% on a combined basis in 2006.

     Skier visits at Tremblant were impacted by a strike by 1,500 unionized workers that began on December 17 and was settled on January 3 (however the resort did not regain full operations until a week later). Although the resort was able to remain open during the important Christmas holiday season using 200 management personnel, it operated at significantly reduced capacity. The strike had a lingering impact on the remainder of Tremblant's season. This factor combined with seven weekends of either rain or extremely low temperatures between January and March reduced Tremblant's skier visits by 11% in 2006. The poor weather also impacted Stratton and to a lesser extent Snowshoe, where skier visits declined by 3% and 1%, respectively. Our other eastern resorts, Blue Mountain and Mountain Creek, were not as impacted by the weather, realizing skier visit increases of 1% and 7%, respectively.

     Mountain segment revenue decreased by $2.3 million due to a 1% decrease in revenue per skier visit from $58.13 in 2005 to $57.78 in 2006 (on a constant exchange rate basis). Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources such as retail and rental stores, ski school, and food and beverage services. Ticket yields reflect the mix of ticket types (e.g., adult, child, season pass and group), the proportion of day versus destination visitors (destination visitors tend to be less price sensitive), and the amount of discounting of full-price tickets in regional markets. Revenue per visit from non-ticket sources is also influenced by the mix of day versus destination visitors, the affluence of the visitor base, and the quantity and type of amenities and services offered at the resort.

     Revenue per skier visit from ticket sales (our effective ticket price) increased moderately from $29.38 to $29.72. A 4% aggregate increase at six of our resorts was partly offset by a 1% aggregate decrease at Whistler Blackcomb, Tremblant and Stratton. Revenue per visit from non-ticket sources decreased 2% from $28.74 to $28.07.

     A shift in the mix of visits from higher-yielding destination visitors to lower-yielding regional visitors reduced our effective ticket price and revenue per visit from non-ticket sources at Whistler Blackcomb. A lack of bookings from long-haul U.S. markets, which decreased by 32% compared with 2005, was the main reason for the decline in destination visits. The high Canadian dollar, the cost of flights into Vancouver and generally excellent conditions at resorts in the western U.S. contributed to the reduced bookings. It is also likely that the lack of snow and generally poor weather at Whistler Blackcomb in November and December during the prime booking window for the peak January to March period caused potential visitors to book elsewhere. For the 2005/2006 season, 42% of Whistler Blackcomb's room nights were booked by regional visitors compared with an average of 36% over the previous six seasons. At Tremblant our effective ticket price decreased by 7% as we discounted many of our prices during the period when the workers' strike limited our operations and then afterwards to stimulate demand. Reduced visits due to the poor weather during the peak-yielding January to March period also impacted our revenue per visit at Tremblant.

     For the purposes of this MD&A, non-skier visit revenue for our mountain segment comprises revenue from sources that are not driven by skier visits (i.e., golf and other summer activities at our mountain resorts and revenue from businesses such as Alpine Helicopters and the Intrawest Retail Group). Overall, on a same-business basis, non-skier visit revenue increased by $18.2 million in 2006. Revenue from golf and other summer activities at our mountain resorts increased by $5.9 million, due primarily to growth in revenue from mountain biking and sightseeing at Whistler Blackcomb. Revenue at Alpine Helicopters (excluding the impact of our increased ownership interest) increased by $2.7 million in 2006 due mainly to achieving higher revenue at Canadian Mountain Holidays as a result of having superior snow conditions. Strong skier visit growth in the western U.S. and the opening of nine new stores enabled the Intrawest Retail Group to increase its revenue by $5.9 million in 2006. We recorded rental revenue of $2.8 million in 2006 from our commercial property at Squaw Valley. Net rental income was capitalized in 2005 since this property was in the lease up stage.

  Non-mountain Resort and Travel Operations Revenue

     Non-mountain resort and travel operations revenue increased by $49.1 million in 2006 to $366.3 million. A&K travel tour revenue increased by $44.4 million (18%) as the adventure-travel tour business continued its strong rebound. A&K saw significant growth in tour revenues from all its major destinations, particularly East Africa, the Orient and Egypt which increased by 32%, 26% and 23%, respectively. In addition to revenue from travel tours, A&K realized $1.5 million of licensing fees in 2006, down from $6.5 million in 2005. These fees were earned from an operator of destination clubs, who was given the right to use A&K's brand name for marketing the clubs. The licensing agreement was terminated by A&K in August 2005.

     Non-mountain revenue in 2006 included $1.9 million of rental revenue from our commercial property at Lake Las Vegas. Net rental income was capitalized in 2005 since this property was in the lease up stage. Revenue at Sandestin increased by $7.1 million (15%) due mainly to strong growth in its food and beverage and banquet business and increased activities revenue. Sandestin also collected a $2.7 million business interruption insurance claim related to the hurricanes last summer.

     Golf rounds in 2006 were 21% lower than 2005 at Sandestin (due in part to the closure for most of the year of the Baytowne course for renovations) and 1% higher at our stand-alone golf courses. Demand for golf has not grown over the past few years and the markets in which our warm-weather golf courses operate are highly competitive. The shortfall in rounds at Sandestin was counterbalanced by higher revenue per round, resulting in a 4% decline in golf revenue at Sandestin and a 4% increase in golf revenue at our stand-alone courses. In line with the decision that we announced last year to exit the stand-alone golf business, we sold two golf courses in June 2006 -- South Mountain and Big Island Country Club. We have leased back Big Island Country Club up to December 31, 2006.

  Resort and Travel Operations Revenue Breakdown

     Resort and travel operations revenue for the mountain and non-mountain segments combined (as reported and on a same-business, constant exchange rate basis) was broken down by major business component as follows:

                                              2006                 2006      2005
                                             REVENUE   Note(1)   ADJUSTED   Revenue   Increase   Change (%)
                                             -------   -------   --------   -------   --------   ----------
                                                                       (millions)
Mountain operations........................  $299.6    $(30.4)    $269.2    $252.2     $17.0          7
Adventure-travel tours.....................   294.9        --      294.9     250.5      44.4         18
Retail and rental shops....................   111.2      (5.7)     105.5     100.9       4.6          5
Food and beverage..........................    96.0      (2.5)      93.5      86.1       7.4          9
Ski school.................................    42.5      (2.6)      39.9      39.2       0.7          2
Golf.......................................    30.7      (0.4)      30.3      27.5       2.8         10
Other......................................    61.2      (1.5)      59.7      50.2       9.5         19
                                             ------    ------     ------    ------     -----
                                             $936.1    $(43.1)    $893.0    $806.6     $86.4         11
                                             ======    ======     ======    ======     =====

---------------

Note

(1) Removes the impact of the increase in the value of the Canadian dollar, the acquisition of 55% of Alpine Helicopters and lease of Parque de Nieve.

  Resort and Travel Operations Expenses and EBITDA

     Resort and travel operations expenses increased from $707.0 million in 2005 to $847.4 million in 2006. The mountain segment increased by $88.7 million to $494.4 million, while the non-mountain segment increased by $51.7 million to $353.0 million.

     Our acquisition of the remaining 55% of Alpine Helicopters and the lease of Parque de Nieve increased mountain resort and travel expenses by $12.7 million and $7.9 million, respectively, and the translation effect of the stronger Canadian dollar increased it by a further $18.7 million. The recognition of rental operations at Squaw Valley increased expenses by $2.9 million. Excluding these factors, expenses in the mountain segment increased by $46.5 million to $452.2 million mainly due to:

     - Higher business volumes at our British Columbia operations (Whistler Blackcomb, Panorama and Alpine Helicopters) and our Colorado resorts, which increased mountain segment expenses by $22.9 million.

     - The opening of nine new stores by the Intrawest Retail Group in fiscal 2006 resulting in $6.1 million of incremental expenses.

     - A new initiative (referred to internally as operational excellence and modeled off Six Sigma) designed to change our work processes in order to create future cost savings and efficiencies, which added $4.6 million of costs.

     - Increases of $3.5 million in fuel and utility costs and $2.0 million in rent expenses, partly as a result of selling our commercial properties in 2005 and becoming a tenant of a third-party landlord.

     - The workers' strike at Tremblant, which added $1.4 million of direct expenses related to security, marketing and extra costs of the employees who substituted for the striking workers.

     - An increase of $6.4 million in divisional operations group overhead, mainly related to sales and marketing and information technology.

     Increased business volumes at A&K and the recognition of rental operations at Lake Las Vegas added $37.7 million and $2.5 million, respectively, of non-mountain resort and travel operations expenses in 2006. We incurred severance and other costs of $0.7 million in 2006 related to our decision to exit the stand-alone golf business. Expenses at Sandestin increased by $9.7 million (19%) due mainly to increased business in the food and beverage division and higher payroll, transportation and maintenance costs.

     EBITDA from resort and travel operations decreased from $99.6 million in 2005 to $88.7 million in 2006. The acquisition of 55% of Alpine Helicopters increased EBITDA by $0.8 million while the lease of Parque de Nieve incurred a loss of $1.1 million in its first year under our management. The translation effect of the higher Canadian dollar increased EBITDA by $4.1 million. On a same-business, constant exchange rate basis, EBITDA from the mountain segment decreased from $83.7 million to $71.6 million while EBITDA from the non-mountain segment declined from $15.8 million to $13.3 million.

     Superior weather and snow conditions in 2006 compared with 2005 at our British Columbia operations increased EBITDA by $3.4 million, however this was significantly below our expectations due to the shortfall in higher-margin destination visitors at Whistler Blackcomb discussed above. In Colorado, excellent conditions and record skier visits increased EBITDA in 2006 by $3.6 million. These positive factors were offset by a number of negative factors, including the direct and lingering impact of the workers' strike at Tremblant and the challenging weather in Quebec and Vermont in January and February, which reduced EBITDA at Tremblant and Stratton by $7.9 million and $2.3 million, respectively. The balance of the decrease in mountain segment EBITDA was due mainly to the expense increases described above.

     In the non-mountain segment, EBITDA from A&K's travel tour business increased by $6.7 million (49%) due mainly to sales growth and improved tour yields. The improvement in yields was primarily achieved by driving more sales through A&K's owned sales and marketing companies (rather than third-party travel agents) to its owned destination management companies as well as maximizing the number of guests per tour. The increase in travel tour EBITDA was partially offset by a decrease of $5.0 million in EBITDA from A&K licensing fees due to the termination of the licensing agreement. EBITDA from Sandestin decreased by $2.6 million in 2006 as expense increases were not counterbalanced by increased traffic to the resort in the aftermath of the hurricanes.

     The decline in EBITDA reduced our resort and travel operations margin from 12.3% in 2005 to a disappointing 9.5% in 2006. Our goal is to increase our margin to the mid-teen percentages primarily by increasing the destination visitors to Whistler Blackcomb, returning to more normal operations at Tremblant compared with the strike-affected current winter season and realizing the benefit of various cost saving initiatives, including those related to our operational excellence project.

FISCAL 2006 REVIEW OF MANAGEMENT SERVICES

     Management services revenue and EBITDA in 2006 and 2005 were broken down as follows:

                                                                    2006               2005
                                                              ----------------   ----------------
                                                              Revenue   EBITDA   Revenue   EBITDA
                                                              -------   ------   -------   ------
                                                                          (millions)
Services related to resort and travel operations
  Lodging and property management...........................  $ 95.4    $13.4    $ 87.9    $16.7
  Other resort and travel fees..............................     9.6      1.2      14.7       --
                                                              ------    -----    ------    -----
                                                               105.0     14.6     102.6     16.7
                                                              ------    -----    ------    -----
Services related to real estate development
  Real estate services fees.................................    22.4     11.0      24.3     13.2
  Playground sales fees.....................................    45.1     11.4      49.8     13.1
                                                              ------    -----    ------    -----
                                                                67.5     22.4      74.1     26.3
                                                              ------    -----    ------    -----
                                                              $172.5    $37.0    $176.7    $43.0
                                                              ======    =====    ======    =====

     The increase in revenue from lodging and property management was due mainly to opening new lodging operations at Les Arcs and Westin Trillium House at Blue Mountain and the acquisition of a lodging business at Seaside near Sandestin, which in aggregate added $6.6 million of revenue. In addition, Intrawest Hospitality Management, with operations at Mammoth, Squaw and Lake Las Vegas, experienced strong revenue growth on a 24% increase in occupied room nights. These positive factors were partly offset by a decline in revenue at Tremblant, which saw a decrease of 17% in occupied room nights due to the impact of the workers' strike and difficult weather conditions. Despite the increase in revenue, EBITDA from lodging and property management decreased by $3.3 million in 2006. The new operations at Les Arcs, Blue Mountain and Seaside increased EBITDA by $1.4 million, however this was offset by reductions in EBITDA of $1.9 million at Tremblant and $2.2 million at Sandestin. The decline at Sandestin was mainly due to a $1.6 million increase in housekeeping labor. We had hired more employees in expectation of increased room bookings at Sandestin, however occupied room nights declined 4% in 2006.

     Other resort and travel fees, which comprise reservation fees earned by our central call center, golf course management fees and club management fees earned by Intrawest Resort Club, decreased by $5.1 million in 2006. We sold our reservations company in Colorado in August 2005 and we continued to focus on booking reservations to our own resorts while reducing our third-party reservations business. As a result, reservations fees declined by $4.3 million in 2006. The decision we made at the end of fiscal 2005 to exit the non-resort golf business reduced golf course management fees by $1.2 million in 2006 as we surrendered many of our management contracts. Our third-party reservations business was not profitable and winding it down increased EBITDA from other resort and travel fees by $2.0 million in 2006. This was partially offset by reduced EBITDA from golf course management.

     The decreases in real estate services fees revenue and EBITDA of $1.9 million and $2.2 million, respectively, in 2006 were due to reduced development and marketing fees from managing partnership projects. These fees declined as we completed construction of several projects that had been sold to partnerships in prior years and we did not sell any new projects to partnerships in 2006. The larger decrease in EBITDA relative to the decrease in revenue in 2006 reflects a lower weighting of marketing fees, which have a higher margin than development fees. Marketing fees constituted 25% of real estate services fees in 2006 compared with 37% in 2005.

     The decreases in revenue and EBITDA from Playground (our real estate marketing and sales company) sales fees were mainly due to a slower resales market in Florida, which has been an important source of business for Playground, in the aftermath of hurricane Katrina. In addition, revenue and EBITDA was influenced by the timing of completion of certain projects. Playground recognizes revenue either when the purchaser signs a firm contract, or on closing, depending upon the terms of the listing agreement with the developer.

FISCAL 2006 REVIEW OF REAL ESTATE DEVELOPMENT

     We have two real estate businesses -- Intrawest Placemaking and the Intrawest Resort Club. Intrawest Placemaking develops and sells three main products: condo-hotel units (typically, small village-based units that owners occupy periodically and put into a rental pool at other times), townhome units (typically, larger units outside the main village core that owners primarily retain for their own use) and single-family lots (serviced land on which owners or other developers build homes). The condo-hotel units are usually built over ground-floor commercial space that we rent out to third-party tenants and partially occupy for our operations. This commercial space is also developed for the purpose of sale. In order to broaden market appeal, condo-hotel and townhome units are sold on the basis of both whole ownership and fractional ownership. Intrawest Resort Club's business is a flexible form of timeshare where owners purchase points that entitle them to use accommodation at different resorts. Since Intrawest Resort Club currently generates only about 10% of our total real estate revenue it is not reported as a separate business segment in our financial statements.

     Our business strategy for real estate has two major elements: to maximize profits from the sale of real estate units and to create accommodation ("warm beds") for destination visitors to stay at the resort. Many of our real estate buyers enter into rental management agreements with us from which we earn lodging and property management fees. Furthermore, the visitors also buy lift tickets or golf tee times, food and beverage, and retail merchandise, which provide an annuity for our resort and travel operations.

     The real estate development business is highly capital intensive. In order to reduce our capital requirements for real estate development we have entered into various partnership and joint venture arrangements. Our equity interests in these partnerships range from 15% to 40%.

     We generally recognize real estate sales revenue at the time of "closing," which is when title to a completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy. Since our standard practice is to pre-sell our real estate units, any proceeds received from purchasers prior to closing are recorded as deferred revenue on our balance sheet. Some of our real estate development partnerships recognize real estate sales on a percentage-of-completion basis and we record our share of income from the partnerships on the same basis.

     The following table highlights the results of our real estate business in 2006 compared with 2005.

                                                               2006     2005    Change (%)
                                                              ------   ------   ----------
Units closed(1).............................................     445      557      (20)
Revenue (millions)..........................................  $488.6   $627.5      (22)
Operating profit (millions).................................  $147.6   $ 67.6      118
Margin......................................................   30.2%    10.8%

---------------

(1) Units closed excludes units in projects sold to partnerships. In 2006 and 2005 the partnerships closed an additional 578 and 467 units, respectively.

     Two major real estate transactions occurred in 2006. We sold the majority of our developable lands at Mammoth for proceeds of $114.7 million to an entity in which Starwood Capital Group Global L.L.C. ("Starwood") has an 85% interest and we have a 15% interest. This transaction followed the earlier sale during 2006 of the majority of our interest in Mammoth Mountain Ski Area to an affiliate of Starwood. The real estate sold comprises land for the future development of over 1,100 residential units and 40,000 square feet of commercial space in the town of Mammoth Lakes. The other major transaction in 2006 was the sale of a 26-acre beachfront property in Maui for proceeds of $73.3 million. The vendor of the property was a partnership in which we had a 40% interest, however the partnership was a variable interest entity ("VIE") that we were required to fully consolidate because we were its primary beneficiary. Hence real estate development revenue includes 100% of the sales proceeds to the partnership and real estate development expenses includes 100% of the partnership's cost of sales, being $29.4 million. The partner's share of the profit from this transaction of $18.5 million is included in non-controlling interest. Subsequent to closing this transaction, the partnership was restructured and we ceased to be its primary beneficiary (see Critical Accounting Policies -- Consolidation of
VIEs).

     Revenue for 2005 included $170.7 million for sales of seven projects and one land parcel to partnerships in which we hold a 35% equity interest. These sales proceeds comprise the fair market value of the land for the projects as well as accumulated development costs. There were no such project sales to partnerships in 2006. In addition, in 2005, we sold three projects for $29.8 million to cost accounted partnerships. We also sold commercial properties at seven of our resorts for proceeds of $109.5 million to a partnership in which CNL Income Properties, Inc., a real estate investment trust, is an 80% partner and we are a 20% partner.

     Excluding the transactions described above, revenue from real estate development decreased from $316.9 million in 2005 to $300.6 million in 2006. Revenue generated by Intrawest Placemaking decreased from $272.1 million to $240.7 million while revenue generated by Intrawest Resort Club increased from $44.8 million to $59.9 million.

  Intrawest Placemaking Revenue

     We closed a total of 445 units in 2006, down from 557 in 2005. Closings of units in projects sold to partnerships are excluded from our reported closings. In 2006 the partnerships closed 578 units compared with 467 units in 2005.

     The translation effect of the higher Canadian dollar increased reported real estate development revenue by $2.6 million in 2006. The average price per closed unit increased from $488,000 in 2005 to $543,000 (on a constant exchange rate basis) in 2006. During 2005 in order to sell long-standing inventory at Solitude and Copper we discounted prices and closed 62 units at an average price of $286,000 per unit. Excluding these units, the average price per closed unit in 2005 was $514,000.

  Intrawest Resort Club Revenue

     The 34% increase in resort club group revenue in 2006 was due mainly to the sale of a 29-acre land parcel adjacent to the club location in Palm Desert for $14.4 million. This land was surplus to our requirements to build units for the resort club. In addition, we sold $6.6 million of titled fractional interests in units at the club location in Mexico. Both of these transactions were designed to accelerate the monetization of the resort club group's properties. Resort club points sales declined by 13% to $38.9 million in 2006 mainly due to the lack of destination visitors to Whistler and the workers' strike at Tremblant, which reduced our tour flow of potential buyers.

  Sales to Partnerships

     In 2004 we implemented a partnering strategy for real estate development in order to reduce our cash requirements for new projects, increase the return on capital of our real estate assets and limit our exposure to the risks of the real estate business. In 2004 and 2005 we sold a total of 21 projects for proceeds of $363.7 million to partnerships in which we hold 30% or 35% equity interests. We did not complete any project sales to such partnerships in 2006.

     Under Canadian GAAP, profits on real estate sales to partnerships that we account for using the equity method are required to be deferred and are then recognized on the same basis as the partnership recognizes its real estate revenue. The deferred land profit is initially included in real estate development expenses in our statement of operations and in deferred revenue on our balance sheet. Subsequently, when the partnership recognizes its real estate revenue, we record a portion of the deferred land profit as a credit to real estate development expenses in our statement of operations. When properties are sold to an equity accounted partnership for a loss, that loss is recognized in the statement of operations at the closing date. Below is a continuity schedule of deferred land profits on sales to equity accounted partnerships.

                                                               2004     2005     2006
                                                              ------   ------   ------
                                                                     (millions)
Sales proceeds..............................................  $193.0   $170.7   $   --
Cost of sales...............................................   154.7     97.7       --
                                                              ------   ------   ------
Land profit (initially deferred)............................    38.3     73.0       --
                                                              ------   ------   ------
Opening deferred land profit................................      --     30.8     80.3
Land profit (initially deferred)............................    38.3     73.0       --
Deferred land profit recognized in year.....................    (7.5)   (23.5)   (30.4)
                                                              ------   ------   ------
Closing deferred land profit................................  $ 30.8   $ 80.3   $ 49.9
                                                              ======   ======   ======

     Profits on sales to partnerships that we account for using the cost method, such as the sale in 2006 of lands at Mammoth to the partnership with Starwood, are recognized in full on the closing date. In 2005 we sold three projects for $29.8 million to cost accounted partnerships. The determinants of whether an investment is accounted for by the equity method or by the cost method is based on our percentage ownership and the degree of our influence in the partnership's key operating, investing and strategic decisions.

  Real Estate EBITDA

     Real estate EBITDA increased from $103.0 million in 2005 to $175.2 million in 2006. Real estate EBITDA comprises operating profit from real estate plus interest included in real estate development expenses. During the development process, interest is capitalized to properties and the interest is expensed when the properties are closed. Interest included in real estate development expenses decreased by 22% to $27.6 million in 2006, in line with the 20% decrease in the number of units closed. Operating profit from real estate, rather than real estate EBITDA, is included in the computation of net income.

     Operating profit from real estate development increased from $67.6 million in 2005 to $147.6 million in 2006 mainly due to recognizing profit of $56.8 million on the Mammoth land sale to the Starwood partnership and $43.9 million on the Maui land sale. In 2005 operating profit included $11.5 million for project sales to cost accounted partnerships and a loss of $3.4 million on the sale of commercial properties to the CNL partnership. Excluding these transactions, operating profit from real estate development was $46.9 million in 2006 compared with $59.5 million in 2005. A number of factors impacted operating profit in each year, including:

     - The 20% decrease in the number of units closed in 2006.

     - The mix of product types (i.e., condo-hotel, townhome and single-family lot), which was weighted more towards condo-hotels in 2006. Condo-hotels generally have lower margins than the other product types because common areas reduce building efficiency (the ratio of saleable area to buildable area). In total, 61% of the closings in 2006 were condo-hotel units, 24% were townhomes and 15% were lots, compared with 47% condo-hotel units, 31% townhomes and 22% lots in 2005.

     - Progress on the construction of projects owned by equity accounted partnerships in 2006. Equity income and land profit, which are recognized on a percentage-of-completion basis, increased from $25.5 million in 2005 to $34.9 million in 2006.

     - The provision of various reserves and write downs. In 2006 we expensed $3.8 million of costs in connection with the remediation of deficiencies at a project that we completed several years ago at Sandestin. We expect to recover most of these costs from insurance carriers and consultants, however GAAP restricts these recoveries from being recorded until they are certain. We also wrote down the book value of our Appalachian project at Mountain Creek by $5.2 million as significant construction delays and disputes with the general contractor (resulting in the termination of the contractor's contract) increased costs and caused the project to be unprofitable. Similarly in 2005, we wrote down the carrying value of our Lake Las Vegas commercial properties by $4.2 million.

  Real Estate Pre-sales

     At August 31, 2006, real estate presales amounted to $165.7 million for delivery in fiscal 2007 and a further $185.2 million for delivery in fiscal 2008. In addition, the real estate partnerships had presales of $211.2 million and $263.3 million, respectively, to close in fiscal 2007 and fiscal 2008 and a further $425.5 million to close in fiscal 2009.

FISCAL 2006 REVIEW OF CORPORATE OPERATIONS

  Interest Income, Other Income and Other Expenses

     Interest, other income and other expense increased from $5.6 million in 2005 to $8.6 million in 2006. The breakdown was as follows:

                                                              2006    2005   Change
                                                              -----   ----   ------
                                                                   (millions)
Interest income.............................................  $10.4   $6.8    $3.6
Loss on asset disposals.....................................   (1.9)  (0.6)   (1.3)
Legal and other costs related to the Fortress transaction...   (1.6)    --    (1.6)
Miscellaneous income (expenses).............................    1.7   (0.6)    2.3
                                                              -----   ----    ----
                                                              $ 8.6   $5.6    $3.0
                                                              =====   ====    ====

     The increase in interest income in 2006 was mainly due to $1.2 million more interest on notes receivable from real estate partnerships and $1.1 million more interest at A&K. In 2006 we sold two of our stand-alone golf courses -- South Mountain and Big Island Country Club for an aggregate loss of $1.1 million. Miscellaneous income in 2006 mainly comprises foreign exchange gains.

  Interest Costs

     Note 16 of our consolidated financial statements provides a reconciliation of total interest incurred to the amount of interest expense (including interest in real estate expenses) in the statement of operations.

     We incurred interest costs of $79.1 million in 2006, down from $80.9 million in 2005 due mainly to the refinancing of senior notes during 2005. In the second and third quarters of 2005 we redeemed $394.4 million of 10.5% senior notes by issuing $329.9 million of 7.5% and 6.875% senior notes and drawing on our senior credit facility.

     We capitalized $31.7 million of interest incurred in 2006 compared with $36.0 million in 2005. The decrease was due mainly to the completion of various properties, including our commercial properties at Squaw and Lake Las Vegas that resulted in expensing $5.8 million of interest in 2006 that was capitalized in 2005. The net impact of the reductions in interest incurred and interest capitalized was to increase interest expense from $44.2 million in 2005 to $47.6 million in 2006.

     In addition to interest expense, during 2005 we expensed call premiums and unamortized deferred financing costs of $30.2 million when we redeemed the senior notes.

  General and Administrative Costs

     All general and administrative ("G&A") costs incurred by our resorts and other operations group businesses are included in resort and travel operations and management services expenses. Similarly, G&A costs incurred in the development of real estate are initially capitalized to properties, and then expensed as part of real estate costs in the period when the properties are closed. Corporate G&A expenses, which mainly comprise executive employee costs, public company costs, audit and legal fees, corporate information technology costs and head office occupancy costs are disclosed as a separate line in the statement of operations.

     Corporate G&A expenses increased significantly from $20.6 million in 2005 to $33.4 million in 2006 due mainly to $7.8 million increased expenses related to stock-based compensation plans and $3.5 million related to a new branding/business strategy initiative. Our stock-based compensation plans are described in note 12 of our consolidated financial statements. We introduced four new plans during 2006 (one of which replaced the key executive employee benefit plan, which was fully vested in 2005) and the incremental cost of these plans was $3.4 million. All of our stock-based compensation plans are marked-to-market and the 20% rise in our share price during 2006 increased the plan liabilities at the end of last year and therefore compensation expense in 2006, by $3.8 million. We have entered into a share swap transaction with a major financial institution that partially mitigates the effect of these mark-to-market adjustments. The goal of the new branding/business strategy initiative is to increase our share of the resort and travel market by changing how and what we communicate to prospective customers. The costs in 2006 were primarily incurred in connection with research and concept testing. In addition to the above, the higher Canadian dollar increased reported corporate G&A by $1.4 million in 2006.

  Depreciation and Amortization

     Depreciation and amortization expense increased from $71.8 million in 2005 to $104.4 million in 2006. Early in fiscal 2006 we commenced a review of the useful lives and depreciation methods of our ski and resort operations assets. As a result of this review we increased depreciation and amortization expense in 2006 by $21.5 million. This adjustment includes both a prospective change from the current period in our depreciation method from declining balance to straight-line and a change in the useful lives of the assets to better reflect our historical operating experience and the remaining service and earning potential of the assets. We estimate that this change in the method of recognizing the carrying value of these assets against their remaining useful lives will increase depreciation and amortization expense on an ongoing annual basis by approximately $9 million.

     We depreciated our Squaw and Lake Las Vegas commercial assets for the first year in 2006 adding $2.9 million to depreciation expense and the translation effect of the higher Canadian dollar added a further $3.9 million. The balance of the increase was due to depreciation of our increased fixed asset base due to capital expenditures during 2005 and 2006.

  Write-down of Stand-alone Golf Course Assets in 2005

     During 2005 we decided that our stand-alone golf courses (Swaneset in British Columbia, Three Peaks in Colorado, South Mountain in Arizona and Big Island Country Club in Hawaii) no longer served our financial or strategic objectives and we implemented a plan to sell them. In preparation for sale, we engaged independent appraisers to value the operations and as a result we wrote down the golf assets by $17.6 million in 2005. During 2006 we sold the South Mountain and Big Island Country Club courses.

  Income Taxes

     Income tax expense was $8.1 million in 2006 compared with a recovery of $2.0 million in 2005 mainly due to earning approximately three times more pre-tax income in 2006. Note 13 of our consolidated financial statements provides a reconciliation between the income tax charge at the statutory rate (34.1%) and our actual income tax charge.

  Non-Controlling Interest

     Non-controlling interest increased from $9.4 million in 2005 to $33.1 million in 2006 due mainly to the inclusion of $18.5 million for our partner's profits on the sale of the property in Maui, as described in Review of Real Estate Development above. The balance of the increase was due to improved results of A&K and Whistler Blackcomb in 2006.

2006 FOURTH QUARTER RESULTS

     Total Company EBITDA was $35.6 million in the fourth quarter of 2006 (the "2006 quarter"), down from $47.5 million in the fourth quarter of 2005 (the "2005 quarter") mainly due to incurring higher corporate G&A expenses and somewhat lower EBITDA from resort and travel operations and real estate development. Significantly increased depreciation and amortization expense in the 2006 quarter was offset by the $17.6 million write-down of our stand-alone golf assets in the 2005 quarter resulting in a loss from continuing operations of $24.3 million ($0.49 per diluted share) in the 2006 quarter compared with a loss of $19.9 million ($0.41 per diluted share) in the 2005 quarter.

     Resort and travel operations revenue increased by $48.5 million to $203.1 million in the 2006 quarter, of which $7.5 million was due to the translation effect of the higher Canadian dollar. Revenue from our mountain resorts increased by $17.1 million due mainly to a 28% increase in skier visits. The timing of Easter in April in 2006 and in March in 2005 increased skier visits and revenue in the 2006 quarter but did not have a similar positive impact on the 2005 quarter. The largest increase was at Whistler Blackcomb where skier visits increased by 39% and revenue increased 33% due to strong growth in the regional market in response to significantly improved conditions. A&K continued its strong performance, achieving a 29%, or $14.1 million, increase in adventure-travel tour revenue. Sandestin also experienced significant revenue growth due in part to increased traffic to the resort and in part to receipt of a $2.7 million business interruption insurance claim related to the hurricanes in the first quarter of the fiscal year. Resort and travel operations incurred an EBITDA loss of $17.0 million in the 2006 quarter compared with a $15.4 million loss in the 2005 quarter. We incurred aggregate losses of $1.5 million in the 2006 quarter from Parque de Nieve and our commercial operations at Squaw Valley and Lake Las Vegas (these operations were capitalized in the 2005 quarter) and the termination of A&K's licensing agreement reduced EBITDA by $1.4 million.

     Management services revenue and EBITDA in the 2006 and 2005 quarters were broken down as follows:

                                                                2006 QUARTER       2005 Quarter
                                                              ----------------   ----------------
                                                              Revenue   EBITDA   Revenue   EBITDA
                                                              -------   ------   -------   ------
                                                                          (millions)
Services related to resort and travel operations
  Lodging and property management...........................   $25.5     $0.4     $17.6    $(0.9)
  Other resort and travel fees..............................     1.0     (0.8)      1.3     (1.2)
                                                               -----     ----     -----    -----
                                                                26.5     (0.4)     18.9     (2.1)
                                                               -----     ----     -----    -----
Services related to real estate development
  Real estate services fees.................................     4.1      2.4      10.6      7.6
  Playground sales fees.....................................    13.3      4.5      19.6      1.4
                                                               -----     ----     -----    -----
                                                                17.4      6.9      30.2      9.0
                                                               -----     ----     -----    -----
                                                               $43.9     $6.5     $49.1    $ 6.9
                                                               =====     ====     =====    =====

     The increases in revenue and EBITDA from lodging and property management were due mainly to opening new lodging operations at Les Arcs and Westin Trillium House at Blue Mountain and the acquisition in March 2006 of a lodging business at Seaside near Sandestin. The decrease in revenue and increase in EBITDA from other resort and travel fees was mainly due to curtailing our third-party reservations business which was incurring losses. We did not sell any new projects to partnerships during fiscal 2006 and the completion of construction of several projects that had been sold to partnerships in prior years reduced revenue and EBITDA from real estate services fees in the 2006 quarter. A slower resales market in Florida and the timing of project completions reduced Playground sales fee revenue in the 2006 quarter. Playground's EBITDA increased, however, because the full annual allocation of Playground G&A costs to the management services segment was made in the 2005 quarter whereas during fiscal 2006 we made allocations each quarter.

     Revenue from real estate development decreased, as expected, from $338.3 million in the 2005 quarter to $203.1 million in the 2006 quarter. We sold nine properties to partnerships for $180.7 million in the 2005 quarter and closed on the second phase of the sale of Mammoth lands to the partnership with Starwood for $42.6 million in the 2006 quarter. In addition to these transactions, we closed 254 units in the 2006 quarter at an average price per unit of $514,000 compared with 243 units in the 2005 quarter at an average price per unit of $592,000. The lower average price per unit reflects a much greater weighting of condo-hotel closings and much lower weighting of townhome closings in the 2006 quarter versus the 2005 quarter. Operating profit from real estate development was $39.9 million in the 2006 quarter, including $13.9 million from the Mammoth lands sale compared with $42.9 million in the 2005 quarter, including $11.5 million for project sales to cost accounted partnerships.

     Interest income, other income and other expenses increased from a loss of $0.3 million in the 2005 quarter to income of $0.8 million in the 2006 quarter. Increases in interest income and foreign exchange gains in the 2006 quarter were partially offset by $1.6 million of legal and other costs related to the sale of the company to Fortress and losses totaling $1.1 million on the sale of the South Mountain and Big Island Country Club golf courses. In the 2005 quarter we recorded a loss of $0.7 million on the sale of our Colorado-based reservations company.

     Interest expense increased from $12.5 million to $14.0 million as we capitalized less interest to real estate properties. Several properties, including our commercial assets at Squaw Valley and Lake Las Vegas, were completed at the beginning of the fiscal year and interest related to them was expensed in the 2006 quarter and capitalized in the 2005 quarter.

     Corporate G&A expenses increased from $5.2 million to $11.0 million due mainly to an increase of $3.8 million in compensation expenses, including stock-based compensation and $1.1 million of costs related to our new branding/corporate strategy initiative.

     Depreciation and amortization expense increased from $16.3 million to $30.2 million, including $4.0 million in connection with the change in the depreciation method and useful lives of our resort and travel operations assets. The majority of the adjustment related to this change was recorded in our third quarter. We began depreciating our Squaw and Lake Las Vegas commercial assets for the first time in the 2006 quarter adding $2.9 million to depreciation expense and the translation effect of the higher Canadian dollar added a further $1.7 million. The balance of the increase was due to depreciation of our increased fixed asset base due to capital expenditures during 2005 and 2006.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flows in 2006 compared with 2005

     The following table summarizes our major sources and uses of cash in 2006 and 2005. This table should be read in conjunction with the Consolidated Statements of Cash Flows.

                                                               2006     2005    Change
                                                              ------   ------   -------
                                                                     (millions)
Funds from continuing operations............................  $162.9   $101.5   $  61.4
Cash for real estate including partnership investments......  (159.8)   (12.2)   (147.6)
Cash for resort capex and other assets......................  (128.9)  (101.6)    (27.3)
Cash flow from long-term receivables and working capital....   (22.9)    59.5     (82.4)
Funds from discontinued operations..........................   (10.5)    14.9     (25.4)
                                                              ------   ------   -------
Free cash flow..............................................  (159.2)    62.1    (221.3)
Cash from (for) business acquisitions and disposals.........   163.7    (20.3)    184.0
                                                              ------   ------   -------
Net cash flow from operating and investing activities.......     4.5     41.8     (37.3)
Net financing outflows......................................   (25.0)   (10.7)    (14.3)
                                                              ------   ------   -------
Increase (decrease) in cash.................................  $(20.5)  $ 31.1   $ (51.6)
                                                              ======   ======   =======

     Funds from continuing operations increased from $101.5 million in 2005 to $162.9 million in 2006. An increase of $77.4 million in funds from real estate development and a decrease of $14.7 million in funds required for interest, costs to redeem senior notes and income taxes were partially offset by a decrease of $30.7 million in funds from resort and travel operations and management services, net of corporate G&A costs. For more details on the reasons for these changes see the Review of Operations sections earlier in this MD&A.

     Real estate development used $159.8 million of cash in 2006, significantly more than the $12.2 million in 2005. These amounts include cash requirements for real estate that we develop on our own as well as our net investment in real estate partnerships. The year-over-year shift was due mainly to selling eight projects to equity accounted partnerships in 2005 compared with none in 2006. Real estate cash flow in 2005 was also improved by $100.4 million as a result of selling our commercial properties. In addition to the cash requirements for the properties we owned in 2005, we spent $39.6 million in 2006 to acquire new land holdings at Hilton Head, South Carolina, Napa, California and St. Emilion, France for the future development of 1,800 units. We did not acquire any new land holdings during 2005.

     Expenditures on resort and travel operations assets ("capex") and other assets used $128.9 million of cash in 2006, up from $101.6 million in 2005. Capex comprised $99.4 million and $79.4 million, respectively, in 2006 and 2005 of these amounts. Each year we spend about $40 million on maintenance capex at our resorts and in our other resort and travel operations businesses. Maintenance capex is considered non-discretionary (since it is required to maintain the existing level of service) and comprises such things as snow grooming machine or golf cart replacement, snowmaking equipment upgrades and building refurbishments. Expansion capex (e.g., new lifts or new restaurants) is considered discretionary and the annual amount varies year by year. In 2006 our major expansion capex projects comprised $22.7 million for buildings, including the Stratton Mountain Inn and employee housing building in Winter Park, $14.4 million for lifts at Whistler, Snowshoe and Winter Park and $4.2 million to renovate the Baytowne golf course at Sandestin.

     We spent $29.5 million on other assets in 2006, up from $22.2 million that we spent in 2005. These expenditures mainly comprise furniture, fixtures and equipment outside of our resorts, information technology systems, long-term financing costs and miscellaneous investments. Expenditures in 2006 included an investment of $5.4 million for a lodging operation in Seaside near Sandestin.

     Long-term receivables and working capital used $22.9 million of cash in 2006 whereas these items generated $59.5 million of cash in 2005. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue. Cash from real estate presales was $37.7 million lower at June 30, 2006 than the end of last year. The balance of the change was mainly due to decreasing payables in 2006.

     Funds from discontinued operations, being cash flow from Mammoth Mountain Ski Area prior to its sale, used $10.5 million of cash in 2006. The effective sale date was October 31, 2005 so cash flow from Mammoth's prime winter season was excluded. In 2005 funds from discontinued operations generated $14.9 million of cash since 12 months of operations were included. We continue to own 15% of Mammoth and subsequent to June 30, 2006 we received a dividend of $1.5 million in connection with our interest.

     Our businesses generated negative free cash flow of $159.2 million in 2006 compared with positive free cash flow of $62.1 million in 2005 due mainly to the additional cash requirements for real estate development.

     Business acquisitions and disposals generated $163.7 million of cash in 2006, including $149.1 million from the sale of the majority of our interest in Mammoth. In addition, we collected $14.4 million from the sale of our South Mountain golf course in June 2006. This sale was in line with the decision we made last year to exit the stand-alone golf business. We also sold our Big Island Country Club golf course in Hawaii, however no cash was collected on this sale in 2006. In 2005 we spent $20.3 million on business acquisitions and disposals, being $36.9 million to acquire the 55% of Alpine Helicopters that we did not already own, net of $15.2 million cash acquired on the acquisition of 67% of A&K and $1.5 million cash from miscellaneous asset sales. We have identified other non-core assets, including our golf operations at Swaneset and our commercial properties at Squaw Valley and Lake Las Vegas that we plan to sell in 2007.

     In total, our operating and investing activities generated $4.5 million of cash in 2006, down from $41.8 million of cash in 2005. Our financing activities used $25.0 million of cash in 2006, including $10.1 million, $22.3 million and $31.8 million, respectively, to pay dividends, distributions to our non-controlling interests in Whistler Blackcomb and A&K and repay bank and other borrowings. We also spent $2.4 million to acquire 86,900 of our common shares through a normal course issuer bid. The share buy back program was suspended after we initiated our review of strategic options that culminated in the agreement with Fortress. These outflows were partially funded by a $19.9 million dividend received from Mammoth before its sale and $21.7 million from employees exercising stock options. In 2005 our financing activities used $10.7 million of cash, with outflows of $23.9 million for dividends and distributions to non-controlling interests and inflows of $13.2 million from bank and other borrowings and stock option exercises.

  Contractual Obligations

     In our normal operations, we enter into arrangements that obligate us to make future payments under contracts such as debt and lease agreements. The following table summarizes our contractual obligations as at June 30, 2006:

                                                                      Payments Due by Period
                                                              ---------------------------------------
                                                              Less Than    1-3      4-5     More Than
                                                    Total      1 Year     Years    Years     5 Years
                                                   --------   ---------   ------   ------   ---------
                                                                       (millions)
Long-term debt...................................  $  915.6    $ 41.6     $151.0   $125.9    $597.1
Capital leases...................................      36.9       3.5        3.0      3.3      27.1
Interest payments on debt........................     373.0      69.3      114.4     97.1      92.2
Operating leases.................................     257.6      23.4       43.0     38.9     152.3
Purchase obligations(1)..........................     355.4     276.3       79.1       --        --
                                                   --------    ------     ------   ------    ------
Total contractual obligations....................  $1,938.5    $414.1     $390.5   $265.2    $868.7
                                                   ========    ======     ======   ======    ======

---------------

(1) Purchase obligations comprise construction and other contracts related primarily to our real estate business.

     Our primary contractual obligations are payments under long-term debt agreements. The amount due in less than one year includes $28.9 million of construction financing that we expect to repay from the proceeds of real estate closings. We expect to fund the remainder of the debt as well as the other contractual obligations in the ordinary course of business through our operating cash flows and our credit facilities.

     We have a number of revolving credit facilities to meet our contractual obligations and other capital requirements. Our main source of liquidity, our senior credit facility, was renewed during 2005 for a term of three years and its capacity was increased to $425 million. At June 30, 2006, we had drawn $145.7 million under this facility and we had also issued letters of credit for $76.6 million, leaving $202.7 million available to cover our future liquidity requirements. Several of our resorts and businesses also have lines of credit to fund seasonal cash requirements. Financing for real estate construction is generally provided through one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are adequate to finance all of our normal operating needs.

  Off-Balance Sheet Arrangements

     We have no commitments that are not reflected in our balance sheets except for operating leases, which are included in the table of contractual obligations above, and commitments primarily under various servicing agreements that are secured by letters of credit. As disclosed in Note 15 of our consolidated financial statements, we have issued letters of credit for these purposes amounting to $88.1 million at June 30, 2006. We have no off-balance sheet arrangements that are expected to have a material effect on our results of operations, financial condition, liquidity or capital resources.

  Transactions with Related Parties

     In order to reduce our capital requirements for real estate development and to limit our exposure to the risks of the real estate business, we sell real estate properties to partnerships in which we hold an investment. Generally, at the time of sale, the properties have been designed into an individual project that has been pre-sold and is ready to commence construction. The partnerships construct the project, sell the remaining units and, on completion, transfer title to the end purchasers. In certain cases, we sell the properties to the partnership at the land acquisition phase and the partnership undertakes the land servicing and infrastructure work, project design, marketing and sales, construction and unit closings. Our equity interests in these partnerships range from 15% to 40%.

     In 2005 we also sold commercial properties at seven of our resorts to a partnership in which we hold a 20% interest. We lease approximately 30% of the space in these commercial properties for our resort and travel operations business and we head-lease certain vacant premises.

     Periodically we make advances to the partnerships, on which we earn interest, and we also earn fees by providing management services to the partnerships. Our exposure to losses is limited to our investment in and advances to the partnerships. Details of transactions with these partnerships are contained in Note 20 of our consolidated financial statements.

BUSINESS RISKS

     We are exposed to various risks and uncertainties in the normal course of our business that can cause variation in our results of operations and affect our financial condition. Some of these risks and uncertainties, as well as the factors or strategies that we employ to mitigate them, are discussed below. Additional risks and uncertainties not described below or not currently known to us could affect our businesses. It is impossible to predict whether any risk will occur, or if it does, what its ultimate consequences might be, hence the impact on our business could be materially different than we currently expect.

  Economic Downturn

     Skiing, golf and touring are discretionary recreational activities with relatively high participation costs. A severe economic downturn could reduce spending on recreational activities and result in declines in visits and revenue. In addition, a deterioration of economic conditions could weaken sales of resort real estate and reduce the value of our real estate assets.

     Mitigating factors and strategies:

     - The profile of our customer base, with incomes well above the national average, makes them less likely to have their leisure plans impacted by a recession.

     - The geographic diversity of our resort and travel operations reduces the impact of an economic downturn in any particular region.

     - Our practice of securing land through options or joint ventures and pre-selling real estate before the start of construction reduces the cost of land holdings and unsold real estate units in the event of a market downturn.

  Competition

     The industries in which we operate are highly competitive. There can be no assurance that our principal competitors will not be successful in capturing a share of our present or potential customer base.

     Mitigating factors and strategies:

     - The mountain resort industry has significant barriers to entry (e.g., very high start-up costs, significant environmental hurdles) so very few new resorts are being created.

     - Our resorts have natural competitive advantages (e.g., in terms of location, vertical drop and quality of terrain) and we have enhanced those advantages by upgrading the facilities on the mountain and building resort villages at the base.

     - We have a loyal customer base that is strongly committed to our resorts, products and services.

     - We control substantially all of the supply of developable land at our resorts.

     - We have expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management.

  Growth Initiatives

     We intend to increase revenue and EBITDA by acquiring new businesses, establishing strategic partnerships and securing management contracts. New acquisition opportunities may not exist on favorable terms and newly managed or acquired businesses may not be successfully integrated into our existing operations.

     Mitigating factors and strategies:

     - We operate exclusively in the leisure and resort real estate industries and we will not make any investments in businesses outside these industries.

     - We have scalable organizational structures that allow us to add new businesses without significantly impacting our systems and human resources.

  Capital Expenditures

     Our competitive position depends, in part, on our ability to maintain and improve the quality of our resort and travel operations facilities, which requires significant capital expenditures. In addition, we require significant capital expenditures to expand our real estate holdings and carry out our development activities. Adequate funds may not be available to make all planned or required capital expenditures and, if they are available, there is no assurance that they will lead to improved results.

     Mitigating factors and strategies:

     - Our strategy of teaming with financial partners reduces the amount that we have to fund for capital expenditures.

     - Our senior managers are focused on return on capital measures and their bonus entitlements are tied in part to achieving return on capital targets.

  Currency Fluctuations

     A significant shift in the value of the Canadian dollar, particularly against the U.S. dollar, could impact visits and therefore earnings at our Canadian resorts. In addition, since we report earnings in U.S. dollars but our income is derived from Canadian, U.S. and international sources, we are exposed to foreign currency exchange risk in our reported earnings. Revenues and expenses of our Canadian or international operations will be impacted by changes in exchange rates when they are reported in U.S. dollars.

     Mitigating factors and strategies:

     - We have a natural hedge since, to the extent increases in the value of the Canadian dollar reduce visits to our Canadian resorts they also increase our earnings when reported in U.S. dollars.

  World Events

     World events, such as international conflicts, terrorism or contagious illness outbreaks, may disrupt domestic or international travel patterns, which could reduce revenue in our resort operations and luxury-travel businesses. In addition, many of A&K's operations are located in countries that are more susceptible to political or social incidents that could impact demand for adventure-travel tours.

     Mitigating factors and strategies:

     - Our customers have a high degree of commitment (e.g., as season pass holders or property owners).

     - A significant proportion of our visitors drive to our resorts (approximately 85% of all resort visits) and are not reliant on air travel.

     - Our investment in customer relationship management tools and personnel allows us to readily communicate with our database of customers and market products to them.

  Unfavorable Weather Conditions

     Our ability to attract visitors to our mountain resorts is influenced by weather conditions and the amount of snowfall during the ski season. In addition, Sandestin is located in an area of Florida that frequently suffers adverse weather caused by hurricanes and other tropical storms. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak visitation periods, could have a material adverse effect on our operating results.

     Mitigating factors and strategies:

     - The geographic diversity of our resort and travel operations reduces the risk associated with a particular region's weather patterns.

     - Our investment in snowmaking compensates for poor natural snow conditions. Snowmaking is particularly important in the East due to the number of competing resorts and less reliable snowfall. We have an average of more than 90% snowmaking coverage across our five eastern resorts.

     - Our villages attract destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans at short notice.

  Seasonality of Operations

     Resort and travel operations are highly seasonal. In fiscal 2006, approximately 56% of our resort and travel operations revenue was generated during the period from December to March, the prime ski season. Furthermore, during this period a significant portion of revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Our real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year.

     Mitigating factors and strategies:

     - We have taken steps at our mountain resorts to balance our revenue and earnings throughout the year by investing in four-season amenities and growing summer and shoulder-season businesses.

     - Sandestin and A&K help to counterbalance the seasonality of our mountain resort operations since the non-winter months are their prime season.

  Risks Specific to Real Estate Development

     As a real estate developer we are exposed to several industry-specific risks, including: an inability to obtain zoning approvals or building permits; construction and other development costs could exceed our budgets; project completion could be delayed; and purchasers could rescind their purchase contracts. In addition there is no assurance that market conditions will support our planned real estate development activities.

     Mitigating factors and strategies:

     - Our experience in resort master planning equips us to deal with municipal approval agencies and our approach of consulting with all community stakeholders during the planning process helps to ensure that we face less resistance at public hearings.

     - We are not in the construction business -- we engage general contractors under fixed-price contracts with completion penalties.

     - Our presales contracts generally require purchasers to put down 20% deposits, i.e., generally in the range of $50,000 to $150,000, which they forfeit if they do not close.

     - For the projects that are sold to partnerships the risks of cost overruns, construction completion and purchaser contract rescissions are borne by the partnership rather than Intrawest.

CRITICAL ACCOUNTING POLICIES

     Our significant policies are described in Note 2 of our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingencies. These estimates and judgments are based on factors that are inherently uncertain. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual amounts could differ from those based on such estimates and assumptions.

     We believe the following critical accounting policies call for management to make significant judgments and estimates that are complex and subjective.

     FUTURE NET CASH FLOWS FROM PROPERTIES. Resort properties, which totaled $746.8 million at June, 30, 2006, are recorded at the lower of cost and net realizable value. In determining net realizable value it is necessary, on a non-discounted basis, to estimate the future cash flows from each individual project for the period from the start of land servicing to the sell-out of the last unit. This involves making assumptions about project demand and sales prices, construction and other development costs, and project financing. Changes in our assumptions could affect future cash flows from properties leading to reduced real estate profits or potentially property write-downs.

     REVENUE RECOGNITION. Resort and travel operations and management services revenue is recognized as products are delivered and services are performed. Some of this revenue is deferred (e.g., sales of season ski passes and club memberships) and recognized later based on our estimate of usage. Real estate revenue is generally recognized when we have fulfilled all major conditions, title has been conveyed to the purchaser and we have received a payment that is appropriate in the circumstances. Judgment is required in the determination of which major conditions may be important and also the timing of when they have been satisfied. We must also make assumptions that affect real estate expenses, including the remaining costs to be incurred on units sold and, since costs are allocated to units sold using the relative sales value method, future revenue from unsold units.

     USEFUL LIVES FOR DEPRECIABLE ASSETS. Resort and travel operations assets and administrative furniture, computer equipment, software and leasehold improvements are depreciated using the straight-line method over the estimated useful life of the asset. Due to the relatively large proportion of these assets relative to total assets (41% at June 30, 2006), the selections of the method of depreciation and length of depreciation period could have a material impact on depreciation expense and the net book value of assets. Assets may become obsolete or require replacement before the end of their estimated useful life in which case any remaining unamortized costs would be written off.

     During 2006 we reviewed the useful lives and depreciation method of our resort and travel operations assets. As a result of this review we changed our depreciation method from declining balance to straight-line and we also changed the useful lives of many assets. Depreciation and amortization expense increased by $21.5 million in 2006 due to these changes.

     VALUE OF FUTURE INCOME TAX ASSETS AND LIABILITIES. In determining our income tax provision, we are required to interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. In the event that our interpretations differed from those of the taxing authorities or that the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods.

     At June 30, 2006, we had accumulated $112.5 million of non-capital loss carryforwards, which expire at various times through 2026. We have determined that it is more likely than not that the benefit of these losses will be realized in the future and we have recorded future tax assets of $40.8 million related to them. If it is determined in the future that it is more likely than not that all or a part of these future tax assets will not be realized, we will make a charge to earnings at that time.

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES ("VIES"). The VIE rules provide guidance on the identification and reporting of entities over which control is achieved through means other than voting rights. We are required to identify VIEs in which we have an interest, determine whether we are the primary beneficiary of the VIE (the party that will absorb the majority of the VIE's expected losses, or receive a majority of its expected returns) and, if so, consolidate the VIE. The accounting rules are complex and judgment is required to interpret them. We must make estimates about future cash flows, asset hold periods and probabilities of various scenarios occurring. If we made different estimates, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not the entity would need to be consolidated.

     At January 1, 2005, when Canadian GAAP required us to adopt the VIE standard we determined that we were the primary beneficiary of three
VIEs -- Maui Beach Resort Limited Partnership, Orlando Village Development Limited Partnership and Tower Ranch Development Partnership. In June 2006 Maui Beach Resort Limited Partnership and Orlando Village Development Limited Partnership were restructured and we ceased to be their primary beneficiary. As a result, these entities were accounted for on an equity basis as at June 30, 2006. In August 2005 Maui Beach Resort Limited Partnership sold a property for proceeds of $73.3 million and a profit of $43.9 million. Since we were the primary beneficiary of the partnership at that time we recognized 100% of the revenue and profit and recorded the partner's share of the profit of $18.5 million in non-controlling interest. This accounting result was not changed as a result of the subsequent restructuring of the partnership. If we had not been the primary beneficiary when the sale closed we would have accounted for the transaction on an equity basis and recorded only our share of the profit of $25.4 million in the statement of operations.

DISCLOSURE CONTROLS AND PROCEDURES

     Our senior management, which includes the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the policies of the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

ADDITIONAL INFORMATION

  Total Company EBITDA

                                                               2006     2005
                                                              ------   ------
                                                                (millions)
Cash flow provided by (used in) continuing operating
  activities................................................  $(47.3)  $208.7
Add (deduct):
  Changes in non-cash operating assets & liabilities........   210.2   (107.2)
  Current income tax expense................................    38.3     27.2
  Interest expense..........................................    47.6     44.2
  Interest in real estate costs.............................    27.6     35.4
  Call premium and unamortized costs on senior notes
     redeemed...............................................      --     30.2
                                                              ------   ------
                                                               276.4    238.5
Interest and other income net of non-cash items.............    (8.9)   (13.4)
                                                              ------   ------
TOTAL COMPANY EBITDA........................................  $267.5   $225.1
                                                              ======   ======

  Resort and Travel Operations EBITDA

                                                               2006     2005
                                                              ------   ------
                                                                (millions)
Resort operations revenue...................................  $936.1   $806.6
Resort operations expenses..................................   847.4    707.0
                                                              ------   ------
RESORT OPERATIONS EBITDA....................................  $ 88.7   $ 99.6
                                                              ======   ======

  Management Services EBITDA

                                                               2006     2005
                                                              ------   ------
                                                                (millions)
Management services revenue.................................  $172.5   $176.7
Management services expenses................................   135.5    133.7
                                                              ------   ------
MANAGEMENT SERVICES EBITDA..................................  $ 37.0   $ 43.0
                                                              ======   ======

  Real Estate Development EBITDA

                                                               2006     2005
                                                              ------   ------
                                                                (millions)
Real estate development contribution........................  $147.6   $ 67.6
Interest in real estate expenses............................    27.6     35.4
                                                              ------   ------
REAL ESTATE DEVELOPMENT EBITDA..............................  $175.2   $103.0
                                                              ======   ======

  Selected Annual Information

                                                                2006       2005       2004
                                                              --------   --------   --------
                                                                 (in millions of dollars,
                                                                except per share amounts)
Total revenue...............................................  $1,610.4   $1,618.4   $1,491.4
Income from continuing operations...........................      55.3       24.1       52.1
Results of discontinued operations..........................      59.9        8.7        7.8
Net income..................................................     115.2       32.8       59.9
Total assets................................................   2,667.1    2,679.8    2,258.9
Total liabilities per common share..........................   1,666.6    1,833.3    1,475.2
Income from continuing operations
  Basic.....................................................      1.14       0.50       1.10
  Diluted...................................................      1.12       0.50       1.09
Net income
  Basic.....................................................      2.37       0.69       1.26
  Diluted...................................................      2.33       0.68       1.25
Cash dividends declared per common share (Canadian
  dollars)..................................................      0.24       0.16       0.16

QUARTERLY FINANCIAL SUMMARY

                                       Q4-06    Q3-06    Q2-06    Q1-06    Q4-05    Q3-05    Q2-05    Q1-05
                                       ------   ------   ------   ------   ------   ------   ------   ------
                                                      (in millions, except per share amounts)
Total revenue........................  $445.2   $550.0   $317.5   $297.6   $532.3   $465.0   $419.1   $202.0
Income (loss) from continuing
  operations.........................   (24.3)    61.0     11.3      7.3    (19.9)    62.7    (10.5)    (8.2)
Results of discontinued operations...      --       --     57.9      1.9      0.7      3.5      3.4      1.1
Net income (loss)....................   (24.3)    61.0     69.3      9.2    (19.2)    66.2     (7.1)    (7.1)
Per Common Share:
Income (loss) from continuing
  operations
  Basic..............................   (0.49)    1.25     0.23     0.15    (0.42)    1.31    (0.22)   (0.17)
  Diluted............................   (0.49)    1.23     0.23     0.15    (0.41)    1.31    (0.22)   (0.17)
Net income (loss)
  Basic..............................   (0.49)    1.25     1.43     0.19    (0.40)    1.39    (0.15)   (0.15)
  Diluted............................   (0.49)    1.23     1.41     0.19    (0.40)    1.38    (0.15)   (0.15)

     Several factors impact comparability between quarters:

     - The timing of acquisitions. In the first quarter of 2005 we acquired 67% of A&K and in the second quarter of 2005 we acquired the 55% of Alpine Helicopters that we did not already own.

     - The seasonality of our resort and travel operations. Revenue and EBITDA from this business are weighted disproportionately to our third quarter.

     - The timing of project completions and real estate closings. Generally we close more units in the fourth quarter.

     - The timing of refinancings. In the second quarter of 2005 we redeemed senior notes and expensed call premium and unamortized financing costs.

     - The timing of recording reserves and valuation adjustments. In the fourth quarter of 2005 we wrote down the value of our stand-alone golf courses.

OUTSTANDING SHARE DATA

     As at September 1, 2006, we have issued and there are outstanding 49,063,126 common shares and stock options exercisable for 2,827,400 common shares.

                       CONSOLIDATED FINANCIAL STATEMENTS
                           (In United States dollars)
                             INTRAWEST CORPORATION
                       YEARS ENDED JUNE 30, 2006 AND 2005

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 2006 and 2005 and the consolidated statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
September 1, 2006

                      COMMENTS BY AUDITOR FOR U.S. READERS
                      ON CANADA-U.S. REPORTING DIFFERENCE

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 2(w) and Note 22(e) to the financial statements. Our report to the shareholders dated September 1, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) KPMG LLP
Chartered Accountants
Vancouver, Canada
September 20, 2006

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2006 AND 2005

                                                                 2006          2005
                                                              ----------    -----------
                                                                            (RESTATED)
                                                                            (NOTE 2(W))
                                                                  (IN THOUSANDS OF
                                                               UNITED STATES DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  120,374    $  140,878
  Amounts receivable (note 4)...............................     200,648       194,258
  Other assets (note 5(a))..................................     179,135       166,029
  Resort properties (note 6)................................     348,515       388,510
  Future income taxes (note 13).............................      33,528        29,927
                                                              ----------    ----------
                                                                 882,200       919,602
Amounts receivable (note 4).................................      46,788        78,877
Resort and travel operations (note 7).......................   1,046,397     1,034,187
Resort properties (note 6)..................................     398,241       403,252
Other assets (note 5(b))....................................     133,783       107,363
Investment in and advances to real estate partnerships (note
  20).......................................................     138,200       109,037
Goodwill....................................................      21,473        27,483
                                                              ----------    ----------
                                                              $2,667,082    $2,679,801
                                                              ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable...........................................  $  295,579    $  275,176
  Deferred revenue and deposits (note 8)....................     193,428       233,469
  Bank and other indebtedness (note 9)......................      45,072        82,144
                                                              ----------    ----------
                                                                 534,079       590,789
Deferred revenue and deposits (note 8)......................     104,290       132,866
Bank and other indebtedness (note 9)........................     907,433       941,279
Future income taxes (note 13)...............................      70,774        92,010
Non-controlling interest....................................      50,014        76,339
                                                              ----------    ----------
                                                               1,666,590     1,833,283
Shareholders' equity:
  Capital stock (note 11)...................................     491,095       469,162
  Retained earnings.........................................     445,864       342,013
  Foreign currency translation adjustment...................      63,533        35,343
                                                              ----------    ----------
                                                               1,000,492       846,518
                                                              ----------    ----------
                                                              $2,667,082    $2,679,801
                                                              ==========    ==========

Contingencies and commitments (note 15)
Subsequent event (note 23)

Approved on behalf of the Board:

            (signed) JOE S. HOUSSIAN                         (signed) PAUL M. MANHEIM
                    Director                                         Director

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

                                                                 2006           2005
                                                              ----------    ------------
                                                                             (RESTATED)
                                                                            (NOTE 2(W))
                                                                   (IN THOUSANDS OF
                                                                UNITED STATES DOLLARS,
                                                              EXCEPT PER SHARE AMOUNTS)
Resort and travel operations:
  Revenue...................................................  $ 936,116       $806,553
  Expenses..................................................    847,428        707,002
                                                              ---------       --------
  Resort and travel operations contribution.................     88,688         99,551
                                                              ---------       --------
Management services:
  Revenue...................................................    172,540        176,687
  Expenses..................................................    135,536        133,658
                                                              ---------       --------
  Management services contribution..........................     37,004         43,029
                                                              ---------       --------
Real estate development:
  Revenue...................................................    488,610        627,515
  Expenses..................................................    345,563        561,915
                                                              ---------       --------
                                                                143,047         65,600
  Income from equity accounted investments..................      4,542          2,039
                                                              ---------       --------
  Real estate development contribution......................    147,589         67,639
                                                              ---------       --------
Income before undernoted items..............................    273,281        210,219
Interest income, other income and other expenses............      8,625          5,620
Interest expense (note 16)..................................    (47,562)       (44,165)
Corporate general and administrative expenses...............    (33,405)       (20,571)
Depreciation and amortization...............................   (104,409)       (71,837)
Call premium and unamortized costs of senior notes
  redeemed..................................................         --        (30,173)
Write-down of stand-alone golf course assets................         --        (17,568)
                                                              ---------       --------
Income from continuing operations before income taxes and
  non-controlling interest..................................     96,530         31,525
Recovery of (provision for) income taxes (note 13)..........     (8,120)         1,990
Non-controlling interest....................................    (33,079)        (9,448)
                                                              ---------       --------
Income from continuing operations...........................     55,331         24,067
Results of discontinued operations (note 3).................     59,879          8,748
                                                              ---------       --------
Net income for the year.....................................    115,210         32,815
                                                              ---------       --------
Retained earnings, beginning of year, as previously
  stated....................................................    345,348        318,883
Change in accounting policy (note 2(w)).....................     (3,335)        (3,536)
                                                              ---------       --------
Retained earnings, beginning of year, as restated...........    342,013        315,347
Share repurchase adjustment.................................     (1,245)            --
Dividends...................................................    (10,114)        (6,149)
                                                              ---------       --------
Retained earnings, end of year..............................  $ 445,864       $342,013
                                                              =========       ========
Income from continuing operations per common share:
  Basic.....................................................  $    1.14       $   0.50
  Diluted...................................................       1.12           0.50
Net income per common share
  Basic.....................................................  $    2.37       $   0.69
  Diluted...................................................       2.33           0.68
                                                              =========       ========
Weighted average number of common shares outstanding (in
  thousands)
  Basic.....................................................     48,686         47,814
  Diluted...................................................     49,407         47,924
                                                              =========       ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

                                                                2006          2005
                                                              ---------    -----------
                                                                           (RESTATED)
                                                                           (NOTE 2(W))
                                                                  (IN THOUSANDS OF
                                                               UNITED STATES DOLLARS)
Cash Provided By (Used In):
Operations:
  Net income................................................  $ 115,210     $  32,815
  Items not affecting cash:
     Results of discontinued operations.....................    (59,879)       (8,748)
     Depreciation and amortization..........................    104,409        71,837
     Future income taxes....................................    (30,204)      (29,160)
     Income from equity accounted investments...............     (4,542)       (2,039)
     Amortization of deferred financing costs...............      2,608         2,484
     Stock-based compensation...............................      1,056           883
     Non-controlling interest...............................     33,079         9,448
     Loss on asset disposals................................      1,179           372
     Non-cash costs of senior notes redeemed................         --         4,842
     Amortization of benefit plan...........................         --         1,159
     Write-down of stand-alone golf assets..................         --        17,568
                                                              ---------     ---------
  Funds from continuing operations..........................    162,916       101,461
  Recovery of costs through real estate sales...............    339,067       534,315
  Acquisition and development of properties held for sale...   (526,292)     (486,629)
  Changes in long-term amounts receivable, net..............     20,846         2,703
  Changes in non-cash operating working capital (note 21)...    (43,793)       56,824
                                                              ---------     ---------
                                                                (47,256)      208,674
  Funds from discontinued operations (note 3)...............    (10,541)       14,947
                                                              ---------     ---------
                                                                (57,797)      223,621
Financing:
  Proceeds from bank and other borrowings...................    115,973       486,175
  Repayment of bank and other borrowings....................   (147,735)     (476,646)
  Issue of common shares for cash...........................     21,745         3,635
  Purchase of common shares.................................     (2,423)           --
  Dividends received........................................     19,862            --
  Dividends paid............................................    (10,114)       (6,149)
  Distributions to non-controlling interest.................    (22,290)      (17,734)
                                                              ---------     ---------
                                                                (24,982)      (10,719)
Investments:
  Proceeds from (expenditures on):
     Resort and travel operations assets....................    (99,449)      (79,375)
     Other assets...........................................    (29,465)      (22,227)
     Investment in real estate partnerships.................     27,452       (59,912)
     Business acquisitions, net of cash acquired............         --       (21,788)
     Proceeds on sale of business, net of cash disposed of
      (note 3)..............................................    149,087            --
     Asset disposals........................................     14,650         1,462
                                                              ---------     ---------
                                                                 62,275      (181,840)
                                                              ---------     ---------
Increase (decrease) in cash and cash equivalents............    (20,504)       31,062
Cash and cash equivalents, beginning of year................    140,878       109,816
                                                              ---------     ---------
Cash and cash equivalents, end of year......................  $ 120,374     $ 140,878
                                                              =========     =========

Supplementary information (note 21)

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

1.  OPERATIONS:

    Intrawest Corporation was formed under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act. Through its subsidiaries, the Company is engaged in the development and operation of mountain and golf resorts principally throughout North America and the provision of tour and travel services to destinations around the world.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (a)  Basis of presentation:

       The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada as prescribed by The Canadian Institute of Chartered Accountants. Information regarding United States GAAP as it affects the Company's consolidated financial statements is presented in note 22.

    (b)  Principles of consolidation:

       The consolidated financial statements include:

       (i)   the accounts of the Company and its subsidiaries;

       (ii) the accounts of all incorporated and unincorporated joint ventures, including non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses; and

       (iii) the accounts of all variable interest entities in which the Company is determined to be the primary beneficiary.

       The Company's principal subsidiaries and joint ventures are as follows:

                                                                       Percentage interest
                                                                             held by
         Subsidiaries                                                    the Company (%)
         ------------                                                  -------------------
         Blackcomb Skiing Enterprises Limited Partnership............           77
         Whistler Mountain Resort Limited Partnership................           77
         IW Resorts Limited Partnership..............................          100
         Mont Tremblant Resorts and Company, Limited Partnership.....          100
         Abercrombie & Kent Group of Companies, S.A. ("A&K").........           67
         Alpine Helicopters Ltd. ("Alpine")..........................          100
         Copper Mountain, Inc. ......................................          100
         Intrawest California Holdings, Inc. ........................          100
         Intrawest Golf Holdings, Inc. ..............................          100
         Intrawest Resorts, Inc. ....................................          100
         Intrawest Retail Group, Inc. ("Retail Group")...............          100
         Intrawest Sandestin Company, L.L.C. ("Sandestin")...........          100
         Intrawest/Winter Park Holdings Corporation..................          100
         Mountain Creek Resort, Inc. ................................          100
         Playground Destination Properties Inc. .....................          100
         Snowshoe Mountain, Inc. ....................................          100
         The Stratton Corporation....................................          100

                                                                   Percentage interest
                                                                         held by
         Joint Ventures and Non-controlled Partnerships (note 14)    the Company (%)
         --------------------------------------------------------  -------------------
         Blue Mountain Resorts Limited...                                   50
         Blue River Land Company, LLC...                                    50
         Chateau M.T. Inc. ..........                                       50
         Intrawest/Brush Creek Development Company LLC...                   50
         Intrawest/Lodestar Golf Limited Partnership...                     35

       All significant intercompany balances and transactions have been eliminated.

    (c)  Accounting for investments:

       Effective January 1, 2005, the Company adopted CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities" ("VIEs") on a prospective basis. The guideline provides guidance on the identification and reporting of entities over which control is achieved through means other than voting rights. The guideline requires companies to identify VIEs in which they have an interest, determine

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       whether they are the primary beneficiary of the VIE and, if so, consolidate the VIE. The primary beneficiary is the party, if any, that will receive a majority of the VIE's expected residual returns, or absorb the majority of its expected losses, or both.

       At the effective date the Company determined that it was the primary beneficiary of three VIEs -- Maui Beach Resort Limited Partnership, Orlando Village Development Limited Partnership and Tower Ranch Development Partnership.

       In June 2006 Maui Beach Resort Limited Partnership and Orlando Village Development Limited Partnership were restructured and the Company ceased to be their primary beneficiary. As a result, these entities were accounted for on an equity basis as at June 30, 2006. The Company's future exposure to loss regarding its involvement with these partnerships is represented by the carrying value of its investment in these entities, which at June 30, 2006 was $32,500,000.

       The Company accounts for investments in which it is able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the investment is adjusted for the Company's share of post-acquisition earnings or losses, less dividends.

       Investments in which the Company does not have significant influence are accounted for by the cost method. Under the cost method, investments are carried at cost and income is reflected only to the extent of dividends received or receivable.

    (d)  Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The significant areas requiring management estimates include the estimates of future net cash flows from properties, useful lives for depreciation, the timing of revenue recognition, the determination of the primary beneficiary of a VIE and the value of future income tax assets and liabilities.

       During the year ended June 30, 2006, the Company reviewed the useful lives and depreciation methods of its resort and travel operations assets (note 2(g)) and administrative furniture (note 2(h)). As a result of this review the Company increased depreciation and amortization expense by $21,512,000 in the current year. This adjustment includes both a prospective change in the current period in the depreciation method from declining balance to straight-line and a change in the estimated useful lives of the assets to better reflect the remaining service and earning potential of the assets and the Company's historical operating experience.

    (e)  Cash equivalents:

       The Company considers all highly liquid investments with terms to maturity of three months or less when acquired to be cash equivalents.

    (f)   Resort properties:

       (i)   Properties under development and held for sale:

          Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on specific debt, interest on that portion of total costs financed by the Company's pooled debt, and an allocation of indirect overhead. Net results of operations prior to the earlier of attaining break-even cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion or incidental operations related specifically to properties under development and held for sale are treated as an increase in or a reduction of costs.

          Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. The results of incidental operations related specifically to a location are treated as an increase in or a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years.

          The Company defers costs directly relating to the acquisition of new properties and resort businesses that, in management's judgment, have a high probability of closing. If the acquisition is abandoned, any deferred costs are expensed immediately.

          The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

       (ii)  Classification:

          Properties that are currently under construction and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

    (g)  Resort and travel operations:

       Resort and travel operations assets are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. During the year ended June 30, 2006, the Company changed its estimate of the useful lives and depreciation methods of these

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       assets (note 2 (d)). Depreciation is provided using the straight-line method over the estimated useful lives of each asset category, which are as follows:

                                                                         YEARS
                                                                        --------
         Buildings and building improvements.........................   15 to 40
         Ski lifts...................................................         30
         Golf courses................................................         30
         Area improvements...........................................   25 to 30
         Automotive, helicopters and other equipment.................    2 to 20

       Certain buildings, area improvements and equipment are located on leased or licensed land and are depreciated over the lesser of the lease or license term or useful life.

    (h) Administrative furniture, computer equipment, software and leasehold improvements:

       Administrative furniture, computer equipment and software are stated at cost less accumulated depreciation. Included in software costs are any direct costs incurred developing internal-use software. During the year ended June 30, 2006, the Company changed its estimate of the useful lives and depreciation methods of its administrative furniture (note 2(d)). Depreciation of administrative furniture, computer equipment and software is provided using the straight-line method over useful lives ranging from three to 15 years.

       Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term.

    (i)   Other assets:

       (i) Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products, and operating supplies.

       (ii) Restricted cash deposits mainly comprise purchaser down payments for real estate units under construction and guest lodging or tour deposits located in jurisdictions that require such down payments or deposits to be retained in a trust account. Such restricted cash deposits are released to the Company at the time title to a completed real estate unit is transferred to the purchaser or when the guest occupies the lodging facilities or embarks on the tour.

       (iii) Deferred financing costs consist of legal and other fees directly related to the debt financing of the Company's businesses. These costs are amortized on a straight-line basis to interest expense over the term of the related financing.

       (iv) Intangible assets with finite useful lives are costs that have been allocated to contracts and customer lists and are amortized on a straight-line basis over their estimated useful lives.

    (j)   Asset retirement obligations:

       An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying value of the related long-lived asset is increased by the same amount as the liability. The Company has reviewed its long-lived assets and determined that its asset retirement obligations are limited to certain of the land lease arrangements related to the Company's resort operations that require remediation steps to be taken on termination of the lease arrangement. As the Company has the intention to operate its resorts indefinitely, it is unable to make a reasonable estimate of the fair values of the ultimate asset retirement obligations.

    (k)   Impairment of long-lived assets:

       Long-lived assets subject to amortization, including resort and travel operations assets, equipment and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted cash flows expected to result from their use and their eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value less costs to sell.

    (l)   Goodwill:

       Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. The Company does not amortize goodwill but it is subject to an impairment test on an annual basis and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable.

    (m)  Deferred revenue and deposits:

       Deferred revenue mainly comprises real estate deposits, deferred gains on residential and commercial property sales to partnerships (note 20), lodging and tour deposits, club initiation deposits, season pass revenue, commission revenue and government assistance.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Deferred gains on residential sales are recognized when the land is developed into projects and revenue from the sale of the projects is realized by the partnerships. Deferred gains on commercial property sales are recognized over the useful lives of the properties. Deferred revenue relating to club initiation deposits is recognized on a straight-line basis over the estimated membership terms. Deferred revenue relating to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue relating to government assistance for resort and travel operations assets is recognized on the same basis as the related assets are amortized. Deferred revenue relating to government assistance for properties under development is recognized as the properties are sold.

    (n)  Government assistance:

       The Company periodically applies for financial assistance under available government incentive programs. Non-repayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets.

    (o)  Bank and other indebtedness:

       Under the terms of certain of its debt agreements, the Company has agreed to indemnify its lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not have a limit on the maximum potential liability. As the possibility for payment under these indemnifications is fully dependent on potential changes in income tax laws by government authorities, the occurrence of which is not determinable in advance of specific legislative action, the Company is unable to make an estimate of its maximum potential liability. Should such amounts become payable, the Company and its subsidiaries would have the option of repaying those debts. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

    (p)  Self-insured liabilities:

       The Company has a policy of self-insurance when the foreseeable losses from self-insurance are low relative to the cost of purchasing third-party insurance. The self-insurance program includes workers' compensation, property, automobile and general liability coverage. The accrual for self-insured liabilities is based on management's best estimate of the ultimate cost to settle claims considering historical claims experience, claims filed and the advice of actuaries and plan administrators.

    (q)  Revenue recognition:

       (i) Resort and travel operations revenue is recognized as the service is provided.

       (ii) Revenue from the sale of properties is recorded generally when title to the completed unit is conveyed to the purchaser, the purchaser becomes entitled to occupancy and the purchaser has made a payment that is appropriate in the circumstances.

       (iii) Points revenue associated with membership in the vacation ownership business of Club Intrawest (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

       (iv) Management services revenue is recognized as the service is provided. Reservation fee revenue is recorded at the net of the amount charged to the customer and the amount paid to the supplier.

       (v) Commission revenue from real estate brokerage operations is recognized at the time an offer of sale is closed by the purchaser or all other contractual obligations have been satisfied.

    (r)   Future income taxes:

       The Company follows the asset and liability method of accounting for income taxes. Under such method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

       Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

    (s)  Foreign currency translation:

       These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. The Company's Canadian and European operations use the Canadian dollar and the Euro, respectively, as their functional currencies. In addition, the Company's subsidiary Abercrombie & Kent Group of Companies, S.A. operates in many countries and each branch operates in its own country's functional currency. The Canadian, European and international entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average rate for the period for amounts included in the determination of income.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations into U.S. dollars are recorded as foreign currency translation adjustment, a separate component of shareholders' equity.

       Exchange gains or losses arising on the translation of long-term monetary items that are denominated in foreign currencies to the applicable currency of measurement are included in the determination of net income. Long-term obligations denominated in foreign currencies are designated as hedges of investments in self sustaining foreign operations. Accordingly, cumulative unrealized gains or losses arising from the translation of these obligations are recorded as foreign currency translation adjustment.

       The Canadian dollar to U.S. dollar exchange rates used for translation purposes were as follows:

                                                                        2006      2005
                                                                       ------    ------
         At June 30..................................................  1.1162    1.2254
         Average during year.........................................  1.1628    1.2495

    (t)   Per share calculations:

       Income per common share has been calculated using the weighted average number of common shares outstanding during the year. The dilutive effect of stock options is determined using the treasury stock method.

    (u)  Stock options and stock-based compensation:

       The Company has various stock-based compensation plans as described in note 12. The fair value of stock options is determined using a fair value pricing model and is charged to income as compensation expense over the vesting period with an offsetting adjustment to contributed surplus. Any consideration paid on the exercise of options or purchase of shares is credited to capital stock.

       The Company has three restricted share unit ("RSU") plans which are described in note 12. A RSU is equal in value to one common share of the Company. RSUs are settled in cash and are recorded as liabilities. The measurement of the liability and compensation expense for these awards is based on the intrinsic value of the award and is recorded as a charge to income over the vesting period of the award. The payment amount is established as at the vesting date of the award. Changes in the Company's payment obligation subsequent to grant of the award and prior to the settlement date, due to changes in the market value of the underlying common shares of the Company, are recorded as a charge to income.

    (v)  Employee future benefits:

       The Company accrues its obligations under employee benefit plans and the related costs as the underlying services are provided.

    (w)  Changes in accounting policy:

       Effective July 1, 2005, the Company adopted real-estate time sharing accounting principles set out in the recently issued Statement of Position 04-2, "Accounting for Real-Estate Time Sharing Transactions", ("SOP 04-02") and Statement of Financial Accounting Standards No. 152, "Accounting for Real-Estate Time-Sharing Transactions: an amendment of FASB Statements No. 66 and 67" ("FAS 152") in the United States. As there is no specific accounting guidance that deals with such operations in Canada, the Company has applied provisions of Canadian GAAP that require consideration of relevant United States GAAP standards.

       SOP 04-2, in conjunction with the amendments provided for in FAS 152, sets out specific guidelines for assessing whether the buyers' initial and continuing investments are adequate to demonstrate a commitment to pay for the property. Such a demonstration is required for the seller of a time-sharing arrangement to recognize profit by the full accrual method. SOP 04-2 generally requires a seller follow other United States GAAP principles for recognition of real estate sales transactions. Previously, the Company had applied Canadian GAAP, which differs in certain respects from United States GAAP in its application to sales of real estate properties to time-sharing transactions. As a result of the required adoption of the SOP 04-2, the Company has deferred profit on time-sharing transactions until all criteria related to United States GAAP for real estate sales are met. In addition, pursuant to the amendments in the standards described above, the Company is prohibited from the continuation of its previously applied policy of deferring marketing costs.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       These changes in accounting policies have been applied retroactively with restatement of prior years' balances, which has resulted in the following increases (decreases):

                                                                        2006       2005
                         CONSOLIDATED BALANCE SHEETS                   -------    -------
         Assets:
         Current other assets........................................  $ 2,830    $ 3,351
                                                                       =======    =======



         Liabilities and shareholders' equity:
         Current deferred revenue....................................  $ 7,141    $ 6,946
         Retained earnings...........................................   (3,792)    (3,335)
         Foreign currency translation adjustment.....................     (519)      (260)
                                                                       -------    -------
                                                                       $ 2,830    $ 3,351
                                                                       =======    =======

                                                                        2006       2005
                    CONSOLIDATED STATEMENTS OF OPERATIONS              -------    -------
         Real estate development:
         Revenue.....................................................  $   154    $   155
         Expenses....................................................      611        (46)
                                                                       -------    -------
         Real estate development contribution........................  $  (457)   $   201
                                                                       =======    =======
         Net income per common share
           Basic.....................................................  $ (0.01)   $    --

                     CONSOLIDATED STATEMENTS OF CASH FLOW               2006       2005
                                                                       -------    -------
                                                                       $  (457)   $   201
         Cash Flow from Operations...................................
                                                                       =======    =======

    (x)  Comparative figures:

       Certain comparative figures for 2005 have been reclassified to conform with the financial statement presentation adopted in the current year.

3.  DISCONTINUED OPERATIONS:

    Effective October 31, 2005, the Company sold a majority of its 59.5% interest in Mammoth Mountain Ski Area ("Mammoth Mountain"). The Company's retained interest is 15%. Pre-tax net proceeds to the Company after transaction costs in Mammoth Mountain were $149,087,000, net of Mammoth Mountain's cash balances sold of $1,423,000.

    For reporting purposes, the results of operations of Mammoth Mountain have been disclosed separately from those of continuing operations for the periods presented.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Earnings from discontinued operations and the results of the gain relating to discontinued operations are as follows:

                                                                    2006       2005
                                                                  --------    -------
    Revenue.....................................................  $  6,086    $65,196
                                                                  ========    =======
    Income (loss) from discontinued operations, net of income
      tax recovery (expense) of $1,309 and ($2,096),
      respectively..............................................  $ (1,393)   $ 8,748
    Gain on sale of discontinued operations, net of income tax
      expense of $37,747........................................    61,272         --
                                                                  --------    -------
    Results of discontinued operations..........................  $ 59,879    $ 8,748
                                                                  ========    =======
    Results of discontinued operations per share:
      Basic.....................................................  $   1.23    $  0.18
      Diluted...................................................  $   1.21    $  0.18
                                                                  ========    =======
    Cash from discontinued operations:
      Income from discontinued operations.......................  $ 59,879    $ 8,748
      Adjustments for:
        Amortization............................................       365      6,486
        Future income taxes.....................................    (9,513)      (287)
        Gain on sale............................................   (61,272)        --
                                                                  --------    -------
                                                                  $(10,541)   $14,947
                                                                  ========    =======

4.  AMOUNTS RECEIVABLE:

                                                                    2006        2005
                                                                  --------    --------
    Receivables from sales of real estate.......................  $ 80,433    $103,957
    Resort and travel operations trade receivables..............    52,818      45,653
    Loans, mortgages and notes receivable.......................    66,782      92,825
    Funded senior employee share purchase plans (note 11(c))....     2,987       4,177
    Other accounts receivable...................................    44,416      26,523
                                                                  --------    --------
                                                                   247,436     273,135
    Current portion.............................................   200,648     194,258
                                                                  --------    --------
                                                                  $ 46,788    $ 78,877
                                                                  ========    ========

    Receivables from sales of real estate primarily comprise sales proceeds held in trust that are generally paid out to the Company or to construction lenders within 60 days.

    Total payments due on amounts receivable are approximately as follows:

    Year ending June 30, 2007...................................    $200,648
                      2008......................................      11,420
                      2009......................................       3,432
                      2010......................................       6,558
                      2011......................................       2,675
          Subsequent to 2011....................................      22,703
                                                                    --------
                                                                    $247,436
                                                                    ========

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates, at a weighted average of 5.80% per annum as at June 30, 2006 (2005 -- 6.84%). Certain of these amounts have been pledged as security for the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

5.  OTHER ASSETS:

    (a)  Current:

                                                                         2006         2005
                                                                       --------    -----------
                                                                                   (restated)
                                                                                   (Note 2(w))
                                                                                   -----------
         Resort and travel operations inventories....................  $ 55,306     $ 50,112
         Restricted cash deposits....................................    55,912       50,403
         Prepaid expenses and other..................................    59,212       59,636
         Money market securities.....................................     8,705        5,878
                                                                       --------     --------
                                                                       $179,135     $166,029
                                                                       ========     ========

    (b)  Long-term:

                                                                         2006        2005
                                                                       --------    --------
         Deferred financing and other costs..........................  $ 38,375    $ 29,635
         Administrative furniture, computer equipment, software and leasehold improvements, net of accumulated depreciation of
           $54,939,000 (2005 -- $40,085,000).........................    43,585      36,880
         Money market securities.....................................    21,448      22,182
         Intangibles and other assets................................    30,375      18,666
                                                                       --------    --------
                                                                       $133,783    $107,363
                                                                       ========    ========

    The long-term money market securities mature as follows: $18,791,000
    (2005 -- $22,182,000) within five years and $2,657,000 (2005 -- nil) in more than five years.

6.  RESORT PROPERTIES:

    Resort properties are classified for balance sheet purposes as follows:

                                                                    2006        2005
                                                                  --------    --------
    Current assets..............................................  $348,515    $388,510
    Long-term assets............................................   398,241     403,252
                                                                  --------    --------
                                                                  $746,756    $791,762
                                                                  ========    ========

    Cumulative costs capitalized to the carrying value of properties under development and held for sale are as follows:

                                                                    2006        2005
                                                                  --------    --------
    Land and land development costs.............................  $124,945    $197,995
    Building development costs..................................   458,050     437,361
    Interest....................................................    91,727      87,639
    Administrative..............................................    72,034      68,767
                                                                  --------    --------
                                                                  $746,756    $791,762
                                                                  ========    ========

    During the year ended June 30, 2006, the Company capitalized interest of $31,703,000 (2005 -- $36,039,000) (note 16).

    Resort properties have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

7.  RESORT AND TRAVEL OPERATIONS:

                                                                                    2006
                                                                  ----------------------------------------
                                                                                Accumulated        Net
                                                                     Cost       depreciation    book value
                                                                  ----------    ------------    ----------
    Ski assets:
      Land......................................................  $   44,577      $     --      $   44,577
      Buildings.................................................     328,840        93,115         235,725
      Ski lifts and area improvements...........................     495,188       193,330         301,858
      Automotive, helicopters and other equipment...............     243,406       126,113         117,293
      Leased vehicles...........................................      13,734         4,245           9,489
                                                                  ----------      --------      ----------
                                                                   1,125,745       416,803         708,942
                                                                  ----------      --------      ----------
    Other resort and travel assets:
      Land......................................................      38,816            --          38,816
      Buildings.................................................     146,599        21,196         125,403
      Golf courses..............................................     103,976        24,962          79,014
      Area improvements and equipment...........................     162,855        68,633          94,222
                                                                  ----------      --------      ----------
                                                                     452,246       114,791         337,455
                                                                  ----------      --------      ----------
                                                                  $1,577,991      $531,594      $1,046,397
                                                                  ==========      ========      ==========

                                                                                    2005
                                                                  ----------------------------------------
                                                                                Accumulated        Net
                                                                     Cost       depreciation    book value
                                                                  ----------    ------------    ----------
    Ski assets:
      Land......................................................  $   52,291      $     --      $   52,291
      Buildings.................................................     355,852        85,311         270,541
      Ski lifts and area improvements...........................     519,039       181,560         337,479
      Automotive, helicopters and other equipment...............     207,300       123,323          83,977
      Leased vehicles...........................................       5,679         2,845           2,834
                                                                  ----------      --------      ----------
                                                                   1,140,161       393,039         747,122
                                                                  ----------      --------      ----------
    Other resort and travel assets:
      Land......................................................      28,603            --          28,603
      Buildings.................................................      95,686        15,423          80,263
      Golf courses..............................................     116,715        28,096          88,619
      Area improvements and equipment...........................     149,397        59,817          89,580
                                                                  ----------      --------      ----------
                                                                     390,401       103,336         287,065
                                                                  ----------      --------      ----------
                                                                  $1,530,562      $496,375      $1,034,187
                                                                  ==========      ========      ==========

    Resort and travel operations assets have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

8.  DEFERRED REVENUE AND DEPOSITS:

                                                                    2006        2005
                                                                  --------    --------
    Deposits on real estate sales...............................  $ 79,228    $116,934
    Deferred gain on land sales to real estate partnerships
      (note 20(a))..............................................    49,900      80,278
    Deferred gain on commercial property sales (note 20(b)).....     7,240       7,483
    Lodging and tour deposits...................................    75,558      65,459
    Club initiation deposits....................................    27,509      25,374
    Season pass revenue.........................................    21,370      29,436
    Commission revenue on real estate sales.....................    10,284      13,034
    Government assistance.......................................    12,826      11,595
    Other.......................................................    13,803      16,742
                                                                  --------    --------
                                                                   297,718     366,335
    Current portion.............................................   193,428     233,469
                                                                  --------    --------
                                                                  $104,290    $132,866
                                                                  ========    ========

9.  BANK AND OTHER INDEBTEDNESS:

    The Company has obtained financing for its resort and travel operations and resort properties from various financial institutions by pledging individual assets as security for such financing. Security for other general corporate debt is provided by general security which includes a floating charge on all of the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 2006:

                                                                                    Weighted
                                                                                    average
                                                                                    interest
                                                                  Maturity dates    rate(%)       2006         2005
                                                                  --------------    --------    --------    ----------
    Resort and travel operations:
      Mortgages and bank loans..................................  Demand - 2017       5.18      $ 44,345    $   41,159
      Obligations under capital leases..........................    2006 - 2052       9.97        36,908        24,535
    Resort properties:
      Interim financing on properties under
        development and held for sale...........................  Demand - 2011       7.33        32,799        79,974
    General corporate debt:
      Unsecured debentures......................................    2009 - 2013       7.41       691,793       682,303
      Other general corporate debt..............................  Demand - 2007       6.66       146,660       195,452
                                                                                                --------    ----------
                                                                                      7.28       952,505     1,023,423
    Current portion.............................................                                  45,072        82,144
                                                                                                --------    ----------
                                                                                                $907,433    $  941,279
                                                                                                ========    ==========

    Principal repayments and the components related to either floating or fixed interest rate indebtedness are as follows:

                                                                     Interest rates
                                                                  --------------------      Total
                                                                  Floating     Fixed      repayments
                                                                  --------    --------    ----------
    Year ending June 30, 2007...................................  $ 38,625    $  6,447     $ 45,072
                      2008......................................   106,756       2,825      109,581
                      2009......................................    41,532       2,866       44,398
                      2010......................................    10,293     114,936      125,229
                      2011......................................       887       3,096        3,983
          Subsequent to 2011....................................     6,098     618,144      624,242
                                                                  --------    --------     --------
                                                                  $204,191    $748,314     $952,505
                                                                  ========    ========     ========

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Bank and other indebtedness includes indebtedness in the amount of $254,408,000 (2005 -- $264,419,000) that is repayable in Canadian dollars of $283,970,000 (2005 -- $324,019,000), as well as indebtedness in the amount of $2,096,000 (2005 -- $4,254,000) that is repayable in other currencies.

    The Company is subject to certain covenants in respect of some of the bank and other indebtedness that require the Company to maintain certain financial ratios. The Company is in compliance with these covenants at June 30, 2006.

10. GOVERNMENT ASSISTANCE:

    The federal government of Canada and the provincial government of Quebec have granted financial assistance to the Company in the form of interest-free loans and forgivable grants for the construction of specified four-season tourist facilities at Mont Tremblant. Loans totaling $8,479,000 (2005 -- $8,242,000) have been advanced and are repayable over 14 years starting in 2001. The grants, which will total $51,973,000
    (2005 -- $47,342,000) when they are fully advanced, amounted to $42,547,000 at June 30, 2006 (2005 -- $37,516,000). During the year ended June 30, 2006, grants received of $1,362,000 were credited as follows: $1,169,000 to resort and travel operations assets, $96,000 to resort properties and $97,000 to deferred government assistance. During the year ended June 30, 2005, grants received of $800,000 and draws of $1,099,000 from deferred government assistance were credited as follows: $1,378,000 to resort and travel operations assets and $521,000 to resort properties.

    The federal government of Canada and the provincial government of Ontario have granted financial assistance to the Company in the form of grants for the construction of infrastructure at Blue Mountain. During the year ended June 30, 2006, grants received of $2,662,000 (2005 -- $1,150,000) were credited to resort properties.

11. CAPITAL STOCK:

    (a)  Capital stock:

       The Company's capital stock comprises the following:

                                                                         2006        2005
                                                                       --------    --------
         Common shares...............................................  $486,208    $465,328
         Contributed surplus.........................................     4,887       3,834
                                                                       --------    --------
                                                                       $491,095    $469,162
                                                                       ========    ========

       Contributed surplus was increased by $1,056,000 (2005 -- $883,000) representing amortization of the fair value of stock options (note 12(a(ii)) and reduced by $3,000 related to shares repurchased under the normal course issuer bid (note 11(e)).

       (i)   Common shares:

          Authorized: an unlimited number without par value

          Issued:

                                                                                    2006                       2005
                                                                           -----------------------    -----------------------
                                                                            Number of                  Number of
                                                                             common                     common
                                                                             shares        Amount       shares        Amount
                                                                           -----------    --------    -----------    --------
              Balance, beginning of year.................................  47,957,110     $465,328    47,604,562     $460,534
              Issued for cash under stock option plan....................   1,030,100       21,745       223,182        3,635
              Repurchase of common shares................................     (86,900)        (865)           --           --
              Amortization of benefit plan, net(d).......................     162,816           --       129,366        1,159
                                                                           ----------     --------    ----------     --------
              Balance, end of year.......................................  49,063,126     $486,208    47,957,110     $465,328
                                                                           ==========     ========    ==========     ========

       (ii)  NRP shares:

          Authorized: 50,000,000 without par value

          Issued: nil

       (iii)  Preferred shares:

          Authorized: an unlimited number without par value

          Issued: nil

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (b)  Employee share purchase plan:

       The employee share purchase plan permits certain full-time employees of the Company and its subsidiaries to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 2006, a total of 65,809 (2005 -- 65,809)
       common shares have been issued from treasury under this plan. A further 100,000 common shares have been authorized and reserved for issuance under this plan.

    (c)  Funded senior employee share purchase plan:

       The Company has a funded senior employee share purchase plan that provides for loans to be made to designated eligible employees to be used for the purchase of common shares. At June 30, 2006, loans to employees under the plan amounted to $2,987,000 with respect to 140,800 common shares (2005 -- $4,177,000 with respect to 214,808 common shares). The loans, which are included in amounts receivable, are non-interest bearing, secured by a promissory note and a pledge of the shares ($4,450,000 market value at June 30, 2006) and mature by 2012.

    (d)  Key executive employee benefit plan:

       The Company has a key executive employee benefit plan that permits the Company to grant awards of common shares purchased in the open market to executive officers. To June 30, 2006, a total of 292,182
       (2005 -- 292,182) common shares were purchased under this plan. The common shares vest to the employees in part over time and the balance on the attainment of certain future earnings and debt level targets. The value of the shares in the plan was fully amortized by June 30, 2005. During the year ended June 30, 2006, the remaining 162,816 shares vested (being all of the unvested shares) and were issued to the executive officers (2005 -- 129,366).

    (e)  Normal course issuer bid:

       The Company received regulatory approval under Canadian securities laws to purchase common shares under a normal course issuer bid that commenced on November 18, 2005 and continues up to November 17, 2006. The Company is entitled to purchase, for cancellation, up to a maximum of 4,600,000 common shares under the current bid. During the year ended June 30, 2006, the Company purchased 86,900 common shares under the bid for total consideration of $2,423,000. The amount paid was charged $865,000 to share capital, $3,000 to contributed surplus, $1,245,000 to retained earnings and the balance to foreign currency translation adjustment.

    (f)  Earnings per share information:

       Basic earnings per common share ("EPS") is calculated by dividing net income attributable to common shareholders ("numerator") by the weighted average number of common shares outstanding ("denominator"). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive stock options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

       The numerator for basic and diluted EPS was the same for each of the periods presented. The reconciliation of the denominators used is as follows:

                                                                        2006      2005
                                                                       ------    ------
                                                                        (In thousands
                                                                          of shares)
         Denominator:
         Weighted average number of common shares
           outstanding -- basic......................................  48,686    47,814
         Effect of dilutive options..................................     721       110
                                                                       ------    ------
         Weighted average number of common shares
           outstanding -- diluted....................................  49,407    47,924
                                                                       ======    ======

       For the year ended June 30, 2006, there are no anti-dilutive options (2005 -- 3,033,050).

12. STOCK OPTIONS AND STOCK-BASED COMPENSATION PLANS:

    (a)  (i)   Stock options:

       The Company has a stock option plan that provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares of the Company. Options granted under the stock option plan may not be exercised except in accordance with such limitations as the Human Resources Committee of the Board of Directors of the Company may determine.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       The following table summarizes the status of options outstanding under this plan:

                                                                            2006                              2005
                                                               ------------------------------    ------------------------------
                                                               Share options      Weighted       Share options      Weighted
                                                                outstanding     average price     outstanding     average price
                                                               -------------    -------------    -------------    -------------
         Outstanding, beginning of year......................    4,004,200         $20.13          3,861,650         $18.51
         Granted.............................................           --             --            416,500          16.85
         Exercised...........................................   (1,030,100)         21.11           (223,182)         16.31
         Forfeited...........................................     (146,700)         19.59            (50,768)         20.13
                                                                ----------         ------          ---------         ------
         Outstanding, end of year............................    2,827,400         $22.13          4,004,200         $20.13
                                                                ----------         ------          ---------         ------
         Exercisable, end of year............................    2,098,340         $22.85          2,616,813         $20.79
                                                                ==========         ======          =========         ======

       The following table provides details of options outstanding at June 30, 2006:

                                                                           Weighted
                                                          Number         average life    Weighted         Number         Weighted
                                                       outstanding        remaining      average       exercisable       average
         Range of exercise prices                     June 30, 2006        (years)        price       June 30, 2006       price
         ------------------------                    ----------------    ------------    --------    ----------------    --------
         $14.09 -- $14.67..........................        16,750            6.0          $14.61            6,750         $14.52
         $16.89 -- $18.05..........................       374,400            4.7           17.32          200,400          17.70
         $19.17 -- $26.03..........................     2,436,250            4.6           22.92        1,891,190          23.43
                                                        ---------            ---          ------        ---------         ------
                                                        2,827,400            4.6          $22.13        2,098,340         $22.85
                                                        =========            ===          ======        =========         ======

       (ii)  Stock compensation:

       Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. No options were issued in the year ended June 30, 2006 (2005 -- fair value of $2,702,000). The total stock compensation expense for the year ended June 30, 2006 was $1,056,000 (2005 -- $883,000).

       Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company's net income would have been reduced to the pro forma amount indicated below:

                                                                         2006           2005
                                                                       --------    --------------
                                                                                     (restated)
                                                                                    (Note 2(w))
         Net income, as reported.....................................  $115,210       $32,815
         Estimated fair value of option grants.......................    (2,477)       (2,561)
                                                                       --------       -------
         Net income, pro forma.......................................  $112,733       $30,254
                                                                       ========       =======
         PRO FORMA INCOME PER COMMON SHARE:
           Basic.....................................................  $   2.32       $  0.63
           Diluted...................................................      2.28          0.63
                                                                       ========       =======

       The estimated fair value of option grants excludes the effect of those granted before July 1, 2001.

    (b)  Other stock-based compensation plans:

       The Company has various stock-based compensation plans that permit the Company to grant awards of notional common shares or share units (collectively "notional common share units") to its executive officers, senior employees and non-executive directors. Upon vesting, these notional common share units are valued based on the Company's common share price on either the Toronto Stock Exchange or the New York Stock Exchange (dependent on the specific plan) and are marked to market at the end of each fiscal quarter. Changes in the value of notional common share units as a result of fluctuations in the Company's share price and new awards as they vest are recognized in corporate general and administrative expense in the consolidated statement of operations with the corresponding liability recorded in accounts payable in the consolidated balance sheet.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       (i)   Executive Long-Term Incentive Plan ("LTIP")

       The LTIP provides for cash payments to participating key executive officers based on a notional number of common shares of the Company earned over four calculation periods. The calculation periods generally comprise five years. The number of notional common shares earned for each calculation period is based on a percentage of cumulative consolidated net income divided by the market price of the common shares of the Company on the first day of the calculation period. Subject to certain claw-back provisions, the notional common shares earned in respect of a calculation period vest over that calculation period. As at June 30, 2006, 752,728 notional common shares were earned under the LTIP
       (2005 -- 652,686).

       Details of the executive long-term incentive plan are as follows:

         NOTIONAL COMMON SHARE UNITS                                    2006       2005
         ---------------------------                                   -------    -------
         Balance, beginning of year..................................  652,686    573,813
         Additions during year.......................................  149,422     78,873
         Paid out/cancelled during year..............................  (49,380)        --
                                                                       -------    -------
         Balance, end of year........................................  752,728    652,686
                                                                       =======    =======

         LIABILITY                                                       2006       2005
         ---------                                                     --------    -------
         Balance, beginning of year..................................  $ 15,751    $10,647
         Expensed during year........................................     9,331      5,104
         Paid out/cancelled during year..............................    (1,254)        --
                                                                       --------    -------
         Balance, end of year........................................  $ 23,828    $15,751
                                                                       ========    =======

       (ii)  Deferred Share Unit ("DSU") Plans

       The Company has a DSU plan that allows key executive officers to elect to receive all or any portion of their annual incentive award as deferred share units. In addition, the Company has a DSU plan for non-executive directors that awards each director 500 deferred share units per year for serving as a director and allows each director to elect to receive all or a portion of his or her annual director's fees as deferred share units. A DSU is equal to one common share of the Company. The DSUs fully vest upon issuance. The number of DSUs is determined by dividing the dollar amount elected by the average market price of the Company's common shares during a certain number of days preceding the date that the annual incentive award or the director fees become payable. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on the Company's common shares.

       As at June 30, 2006, 181,196 key executive and director DSUs were outstanding (2005 -- 142,871 units).

       Details of the deferred share unit plans are as follows:

                                                           DSU -- Executives      DSU -- Directors            Total
                                                          --------------------    -----------------    --------------------
         DEFERRED SHARE UNITS                               2006        2005       2006       2005       2006        2005
         --------------------                             --------    --------    -------    ------    --------    --------
         Balance, beginning of year.....................   135,001      91,728      7,870        --     142,871      91,728
         Additions during year..........................    27,705      43,273     10,620     7,870      38,325      51,143
                                                          --------    --------    -------    ------    --------    --------
         Balance, end of year...........................   162,706     135,001     18,490     7,870     181,196     142,871
                                                          ========    ========    =======    ======    ========    ========

         LIABILITY                                          2006        2005       2006       2005       2006        2005
         ---------                                        --------    --------    -------    ------    --------    --------
         Balance, beginning of year.....................  $  3,238    $  1,461    $   187    $   --    $  3,425    $  1,461
         Expensed during year...........................     1,801       1,777        402       187       2,203       1,964
                                                          --------    --------    -------    ------    --------    --------
         Balance, end of year...........................  $  5,039    $  3,238    $   589    $  187    $  5,628    $  3,425
                                                          ========    ========    =======    ======    ========    ========

       (iii)  Key Executive Long-Term Incentive Plan:

       Effective July 1, 2005, the Company introduced a key executive long-term incentive plan that allocates target notional common shares to key executives. The target allocation is adjusted by a percentage based on the Company's annual rate of return on capital as defined in the plan documents. The notional common shares vest over the period July 1, 2005 to June 30, 2008. As at June 30, 2006, the target allocation of notional shares was 337,950. Compensation expense for the year ended June 30, 2006 amounted to $3,195,000, on the assumption that one-third of the target allocation was vested.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       (iv)  Restricted Share Unit ("RSU") Plans:

       Effective July 1, 2005, the Company introduced three senior employee RSU plans that allocate target RSUs to senior employees. A RSU is equal to one common share of the Company. The target allocation is adjusted by a percentage based on the Company's annual rate of return on capital as defined in the plan documents. The RSUs vest over the period July 1, 2005 to June 30, 2008. As at June 30, 2006, the target allocation of RSUs was 174,709. Compensation expense for the year ended June 30, 2006 amounted to $1,321,000, based on the assumption that one-third of the target allocation was vested.

13. INCOME TAXES:

    (a) The provision for income taxes from continuing operations is as follows:

                                                                         2006        2005
                                                                       --------    --------
         Current.....................................................  $ 38,324    $ 27,170
         Future......................................................   (30,204)    (29,160)
                                                                       --------    --------
                                                                       $  8,120    $ (1,990)
                                                                       ========    ========

         The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                         2006        2005
                                                                       --------    --------
         Statutory rate (%)..........................................      34.1        36.0
                                                                       --------    --------
         Income tax charge at statutory rate.........................  $ 32,917    $ 11,093
         Non-deductible expenses and amortization....................        11         283
         Large corporations tax......................................       488       1,430
         Reduction for enacted changes in tax laws and rates.........      (504)         --
         Foreign taxes less than statutory rate......................   (16,299)    (17,113)
         Change in valuation allowance...............................    (6,374)      2,658
         Other.......................................................    (2,119)       (341)
                                                                       --------    --------
         Provision for income taxes..................................  $  8,120    $ (1,990)
                                                                       ========    ========

    (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                                         2006        2005
                                                                       --------    --------
         Future tax assets:
           Non-capital loss carryforwards............................  $ 40,814    $ 16,566
           Differences in working capital deductions for tax and
             accounting purposes.....................................    28,342      24,676
           Other.....................................................        --       2,359
                                                                       --------    --------
         Total gross future tax assets...............................    69,156      43,601
         Valuation allowance.........................................   (15,877)    (22,251)
                                                                       --------    --------
         Net future tax assets.......................................    53,279      21,350
                                                                       --------    --------
         Future tax liabilities:
           Resort assets and resort properties.......................    64,971      73,397
           Bank and other indebtedness...............................    20,566      10,036
           Other.....................................................     4,988          --
                                                                       --------    --------
         Total gross future tax liabilities..........................    90,525      83,433
                                                                       --------    --------
         Net future tax liabilities..................................  $ 37,246    $ 62,083
                                                                       ========    ========

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Net future tax liabilities are classified for balance sheet purposes as follows:

                                                                        2006      2005
                                                                       -------   -------
         Current assets:
           Future income taxes.......................................  $33,528   $29,927
         Long-term liabilities:
           Future income taxes.......................................   70,774    92,010
                                                                       -------   -------
                                                                       $37,246   $62,083
                                                                       =======   =======

    (c) At June 30, 2006, the Company has non-capital loss carryforwards for income tax purposes of approximately $112,457,000 (2005 -- $35,500,000) that are available to offset future taxable income. At June 30, 2006, approximately $30,518,000 will expire in varying amounts over the next five years, $45,026,000 over the next five to 10 years, $1,300,000 over the next 11 to 15 years and $35,613,000 over the next 16 to 20 years.

14. JOINT VENTURES AND NON-CONTROLLED PARTNERSHIPS:

         The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships (note 2(b)):

                                                                         2006        2005
                                                                       --------    --------
         Resort properties, current..................................  $ 40,158    $ 14,589
         Other current assets........................................    14,375      13,532
                                                                       --------    --------
                                                                         54,533      28,121
         Current liabilities.........................................   (33,606)    (44,490)
                                                                       --------    --------
         Working capital surplus (deficiency)........................    20,927     (16,369)
         Resort and travel operations................................    61,157     137,548
         Resort properties, non-current..............................    24,368      44,594
         Bank and other indebtedness, non-current....................   (17,704)     (7,582)
         Other, net..................................................    (4,062)     (9,175)
                                                                       --------    --------
                                                                       $ 84,686    $149,016
                                                                       ========    ========

                                                                        2006        2005
                                                                       -------    --------
         Revenue.....................................................  $50,111    $113,677
         Expenses....................................................   48,556     104,542
                                                                       -------    --------
                                                                       $ 1,555    $  9,135
                                                                       =======    ========

                                                                         2006        2005
                                                                       --------    --------
         Cash provided by (used in):
           Operations................................................  $(21,147)   $ 22,901
           Financing.................................................    27,271     (11,978)
           Investments...............................................    (2,727)     (9,933)
                                                                       --------    --------
         Increase in cash and cash equivalents.......................  $  3,397    $    990
                                                                       ========    ========

15. CONTINGENCIES AND COMMITMENTS:

    (a) The Company holds licenses and land leases with respect to certain of its resort operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

    (b) The Company has estimated costs to complete resort and travel operations assets and resort properties currently under construction and held for sale amounting to $355,439,000 at June 30, 2006 (2005 -- $182,354,000).

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (c) In addition to the leases described in (a) above, the Company has entered into other operating lease commitments, payable as follows:

         Year ending June 30, 2007...................................  $ 23,374
                           2008......................................    23,069
                           2009......................................    19,898
                           2010......................................    20,221
                           2011......................................    18,671
               Subsequent to 2011....................................   152,346
                                                                       --------
                                                                       $257,579
                                                                       ========

    (d) The Company is contingently liable for the obligations of certain joint ventures and partnerships. The assets of these joint ventures and partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

    (e) The Company has issued letters of credit amounting to $88,147,000 (2005 -- $59,367,000) mainly to secure its commitments under various infrastructure servicing agreements.

    (f) The Company and its subsidiaries are involved in various lawsuits arising from the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

16. INTEREST EXPENSE:

                                                                   2006      2005
                                                                  -------   -------
    Total interest incurred.....................................  $79,090   $80,884
    Less:
      Interest capitalized to resort and travel operations
        assets..................................................       --       240
      Interest capitalized to resort properties, net of
        capitalized interest included in real estate cost of
        sales of $8,325,000 (2005 -- $17,637,000)...............   23,378    18,402
                                                                  -------   -------
                                                                  $55,712   $62,242
                                                                  =======   =======

    Interest was charged to income as follows:

                                                                   2006      2005
                                                                  -------   -------
    Real estate costs...........................................  $ 8,325   $17,637
    Interest expense............................................   47,562    44,165
    Results of discontinued operations..........................     (175)      440
                                                                  -------   -------
                                                                  $55,712   $62,242
                                                                  =======   =======

    Real estate cost of sales also includes $19,290,000 (2005 -- $17,805,000) of interest incurred in prior years. Interest incurred and interest expense include commitment and other financing fees and amortization of deferred financing costs.

17. FINANCIAL INSTRUMENTS:

    (a)  Fair value:

       The Company has various financial instruments, including cash and cash equivalents, amounts receivable, certain amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of amounts receivable, their market comparable interest rates, the instruments' book value approximates their fair value. Debt agreements are also financial instruments. The total fair value of the Company's long-term debt is estimated to be $967,000,000 (2005 -- $1,046,000,000). The fair value of floating rate long-term debt is assumed to approximate its carrying value. The fair value of other long-term debt has been estimated by discounting future cash flows at current rates offered to the Company for debt of similar maturities and credit quality.

    (b)  Interest rate risk:

       As described in note 9, $204,191,000 of the Company's bank and other indebtedness bears interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (c)  Credit risk:

       The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

18. PENSION PLANS:

    The Company has two non-contributory defined benefit pension plans, one registered and the other non-registered, covering certain of its senior executives. At June 30, 2006, the estimated market value of the plans' assets was $10,686,000 (2005 -- $9,073,000) and the estimated present value of the unfunded benefit obligation was $16,309,000 (2005 -- $15,662,000). A substantial portion of the unfunded benefit obligation has been secured by a letter of credit. This obligation is being expensed over a period of 10 to 12 years.

    In addition to the plans mentioned above, one of the Company's subsidiaries has two defined benefit pension plans covering certain employees. At June 30, 2006, the estimated market value of the plans' assets was $5,690,000 (2005 -- $4,988,000) and the estimated present value of the unfunded benefit obligation was $3,168,000 (2005 -- $6,275,000). The obligation is being expensed over a period of 13 years. During the year ended June 30, 2006, benefits totaling $1,422,000 (2005 -- $673,000) were paid to plan participants.

    For the year ended June 30, 2006, the Company expensed pension costs of $4,597,000 (2005 -- $3,181,000).

19. SEGMENTED INFORMATION:

    The Company has four reportable segments: mountain resort operations, non-mountain resort operations, real estate operations, and corporate and all other. The mountain resort segment includes all of the Company's mountain resorts and associated activities, Alpine and Retail Group. The non-mountain segment includes A&K, Sandestin and all of the Company's stand-alone golf courses. The real estate segment includes all of the Company's real estate activities.

    The Company evaluates performance based on profit or loss from operations before interest, depreciation and amortization, and income taxes. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

    The Company's reportable segments are strategic business units that offer distinct products and services, and that have their own identifiable marketing strategies. Each of the reportable segments has senior executives responsible for the performance of the segment.

    The following table presents the Company's results by reportable segment:

                                                                  Mountain      Non-        Real
    2006                                                           resort     mountain     estate    Corporate     Total
    ----                                                          ---------   ---------   --------   ---------   ----------
    Segment revenue:
      Resort and travel operations..............................  $569,766    $366,350    $     --    $   --     $  936,116
      Management services.......................................    78,466      26,568      67,506        --        172,540
      Real estate development...................................        --          --     493,152        --        493,152
      Corporate and all other...................................        --          --          --     8,625          8,625
                                                                  --------    --------    --------    ------     ----------
                                                                  $648,232    $392,918    $560,658    $8,625     $1,610,433
                                                                  ========    ========    ========    ======     ==========

                                                                  Mountain      Non-       Real
    2006                                                           resort     mountain    estate    Corporate     Total
    ----                                                          ---------   --------   --------   ---------   ---------
    Segment operating profit:
      Resort and travel operations..............................   $75,394    $13,294    $     --    $   --     $  88,688
      Management services.......................................     5,434      9,176      22,394        --        37,004
      Real estate development...................................        --         --     147,589        --       147,589
      Corporate and all other...................................        --         --          --     8,625         8,625
                                                                   -------    -------    --------    ------     ---------
                                                                   $80,828    $22,470    $169,983    $8,625     $ 281,906
                                                                   =======    =======    ========    ======
    Less:
      Interest expense..........................................                                                  (47,562)
      Corporate general and administrative expenses.............                                                  (33,405)
      Depreciation and amortization.............................                                                 (104,409)
                                                                                                                ---------
    Income from continuing operations before income taxes and
      non-controlling interest..................................                                                $  96,530
                                                                                                                =========

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                  Mountain      Non-       Real
    2005                                                           resort     mountain    estate    Corporate      Total
    ----                                                          ---------   --------   --------   ---------   -----------
                                                                                                                (restated)
                                                                                                                (note 2(w))
    Segment revenue:
      Resort and travel operations..............................  $489,407    $317,146   $     --    $   --     $  806,553
      Management services.......................................    82,196     24,437      70,054        --        176,687
      Real estate development...................................        --         --     629,554        --        629,554
      Corporate and all other...................................        --         --          --     5,620          5,620
                                                                  --------    --------   --------    ------     ----------
                                                                  $571,603    $341,583   $699,608    $5,620     $1,618,414
                                                                  ========    ========   ========    ======     ==========

                                                                  Mountain      Non-      Real
    2005                                                           resort     mountain   estate    Corporate    Total
    ----                                                          ---------   --------   -------   ---------   --------
    Segment operating profit:
      Resort and travel operations..............................   $83,702    $15,849    $    --    $   --     $ 99,551
      Management services.......................................     8,673      8,231     26,125        --       43,029
      Real estate development...................................        --         --     67,639        --       67,639
      Corporate and all other...................................        --         --         --     5,620        5,620
                                                                   -------    -------    -------    ------     --------
                                                                   $92,375    $24,080    $93,764    $5,620     $215,839
                                                                   =======    =======    =======    ======
    Less:
      Interest expense..........................................                                                (44,165)
      Corporate general and administrative expenses.............                                                (20,571)
      Depreciation and amortization.............................                                                (71,837)
      Call premium and unamortized costs of senior notes
        redeemed................................................                                                (30,173)
      Write-down of stand-alone golf course assets..............                                                (17,568)
                                                                                                               --------
    Income from continuing operations before income taxes and
      non-controlling interest..................................                                               $ 31,525
                                                                                                               ========

                                                                 Mountain      Non-
    2006                                                          resort     mountain    Real estate   Corporate     Total
    ----                                                        ----------   ---------   -----------   ---------   ----------
    Segment assets............................................  $1,087,404   $268,799    $1,044,454    $266,425    $2,667,082
    Segment capital expenditures..............................      76,312     23,137            --      19,154       118,603

                                                                 Mountain      Non-
    2005                                                          resort     mountain    Real estate   Corporate      Total
    ----                                                        ----------   ---------   -----------   ---------   -----------
                                                                                                                   (restated)
                                                                                                                   (note 2(w))
    Segment assets............................................  $1,025,742   $271,211    $1,126,413    $256,435    $2,679,801
    Segment capital expenditures..............................      67,051     12,324            --      21,203       100,578

    Geographic information:

    Geographic information is presented based on the location of the resort and travel destination.

                                                                                 United
    2006                                                            Canada       States     International     Total
    ----                                                          ----------   ----------   -------------   ----------
    Revenue.....................................................  $  424,269   $  756,244     $429,920      $1,610,433
    Operating profit............................................      47,744      172,787       61,375         281,906
    Total assets................................................   1,144,624    1,263,483      258,975       2,667,082

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                                 United
    2005                                                            Canada       States     International      Total
    ----                                                          ----------   ----------   -------------   -----------
                                                                                                            (restated)
                                                                                                            (note 2(w))
    Revenue.....................................................  $  465,285   $  822,361     $330,768      $1,618,414
    Operating profit............................................      41,301      138,053       36,485         215,839
    Total assets................................................   1,047,118    1,380,661      252,022       2,679,801

20. RELATED PARTY TRANSACTIONS:

    Investment in and advances to real estate partnerships:

                                                                    2006       2005
                                                                  --------   --------
    Residential partnerships....................................  $130,221   $ 99,904
    Commercial partnership......................................     7,979      9,133
                                                                  --------   --------
                                                                  $138,200   $109,037
                                                                  ========   ========

    (a)  Investment in Residential Partnerships

       The Company sells certain real estate properties to partnerships in which it holds an investment. During the year ended June 30, 2006, the Company sold five real estate properties to partnerships for proceeds of $114,711,000 (2005 -- 11 properties for proceeds of $200,545,000) and a gain of $56,776,000 (2005 -- $84,998,000). Total proceeds on the sales during 2006 consisted of cash and an interest in the partnership. The Company also extended bridge financing of $10,295,000 to one of the partnerships.

       Development and sales management fees earned from partnerships during the year ended June 30, 2006 totaled $22,377,000 (2005 -- $24,345,000) and are included in management services revenue. Interest income related to notes receivable and working capital loans to the partnerships of $2,674,000 is included in interest and other income for the year ended June 30, 2006 (2005 -- $1,245,000).

         Investment in and advances to residential partnerships:

                                                                         2006      2005
                                                                       --------   -------
         Equity contributions........................................  $107,899   $82,847
         Formation costs.............................................     3,780     3,869
         Advances....................................................    10,295     9,483
         Equity income, net of amortization of formation costs.......     8,247     3,705
                                                                       --------   -------
                                                                       $130,221   $99,904
                                                                       ========   =======

       At June 30, 2006, deferred revenue includes $49,900,000 (2005 -- $80,278,000) relating to the sale of properties to the partnerships and amounts receivable includes $39,071,000 (2005 -- $45,901,000) due from the partnerships.

    (b)  Commercial Partnership

       During the year ended June 30, 2005, the Company sold commercial properties at seven of its resorts to partnerships (the "Commercial Partnerships") for cash proceeds of $109,504,000. The Company has an effective 20% interest in the Commercial Partnerships for an original equity contribution of $9,133,000. During the year ended June 30, 2006, the Company received distributions that reduced its equity contribution, net of its share of equity income, to $7,979,000. The Company has leased approximately 30% of the space within the properties for its resort and travel operations for terms up to 20 years with aggregate rental payments approximating $87,766,000. In addition, the Company has committed to head-lease premises that were vacant at the time of closing for up to four years. The gross amount payable under these commitments is estimated at $4,170,000 from 2007 to 2009. These commitments will be reduced by any revenue earned by the Company from subleasing the vacant space. The net present value of this estimated net liability is $1,591,000 (2005 -- $2,816,000).

       At June 30, 2006, deferred revenue includes $7,240,000 (2005 -- $7,483,000) relating to the deferred gain on sale of properties to the Commercial Partnerships and amounts receivable includes $2,220,000 (2005 -- $2,220,000) relating to financing provided to one of the partnerships.

       Management fees earned during the year ended June 30, 2006 totaled $647,000 (2005 -- $383,000) and are included in management services revenue.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

21. CASH FLOW INFORMATION:

    The changes in non-cash operating working capital balance consist of the following:

                                                                    2006        2005
                                                                  ---------   --------
    Cash provided by (used in):
      Amounts receivable........................................  $ (21,275)  $  9,181
      Other assets..............................................   (101,940)   (88,462)
      Amounts payable...........................................     14,489     28,385
      Deferred revenue and deposits.............................     64,933    107,720
                                                                  ---------   --------
                                                                  $ (43,793)  $ 56,824
                                                                  ---------   --------
    Supplemental information:
      Interest paid.............................................  $  80,873   $ 99,430
      Income, franchise and withholding taxes paid..............     77,071     13,669
    Non-cash investing activities:
      Notes received on sale of properties to partnerships......         --     28,018
      Bank and other indebtedness incurred on acquisition.......         --     20,680

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES:

    The consolidated financial statements have been prepared in accordance with Canadian GAAP. The measurement principles adopted in these consolidated financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC"), except as summarized below:

                                                                     2006         2005
                                                                  ----------   ----------
    Income from continuing operations in accordance with
      Canadian GAAP.............................................  $   55,331   $   24,067
    Effects of differences in accounting for:
      Depreciation and amortization (c).........................        (648)      (1,489)
      Stock-based compensation (e)..............................      (2,477)          --
      Real estate revenue recognition (g).......................     (34,631)      28,513
      Start-up costs (i)........................................      (2,716)      (3,321)
      Equity income (g(iv)).....................................       3,244           --
      Tax effect of differences.................................      13,792       (8,533)
                                                                  ----------   ----------
    Income from continuing operations in accordance with United
      States GAAP...............................................      31,895       39,237
                                                                  ----------   ----------
    Income from discontinued operations in accordance with
      Canadian GAAP.............................................      59,879        8,748
    Effects of differences in accounting for:
      Depreciation and amortization (c).........................      (7,977)          --
      Gain on sale of Mammoth Mountain (h)......................     (16,086)          --
      Tax effect of differences.................................       8,181           --
                                                                  ----------   ----------
    Income from discontinued operations in accordance with
      United States GAAP........................................      43,997        8,748
                                                                  ----------   ----------
    Income before cumulative effect of change in accounting
      policy....................................................      75,892       47,985
    Cumulative effect of change in accounting principle (j).....      (3,335)        (201)
                                                                  ----------   ----------
    Net income in accordance with United States GAAP............  $   72,557   $   47,784
                                                                  ----------   ----------
    Opening retained earnings in accordance with United States
      GAAP......................................................     401,352      359,717
    Share repurchase adjustment.................................      (1,245)          --
    Common share dividends......................................     (10,114)      (6,149)
                                                                  ----------   ----------
    Closing retained earnings in accordance with United States
      GAAP......................................................  $  462,550   $  401,352
                                                                  ==========   ==========
    Income from continuing operations per common share (in
      dollars):
      Basic.....................................................  $     0.66   $     0.82
      Diluted...................................................        0.65         0.81
    Income before cumulative effect of change in accounting
      policy
      Basic.....................................................  $     1.56   $     1.00
      Diluted...................................................        1.54         1.00

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                     2006         2005
                                                                  ----------   ----------
    Net income per common share (in dollars):
      Basic.....................................................  $     1.49   $     1.00
      Diluted...................................................        1.47         1.00
                                                                  ==========   ==========
    Weighted average number of common shares outstanding (in
      thousands):
      Basic.....................................................      48,686       47,814
      Diluted...................................................      49,407       47,924
                                                                  ==========   ==========

                                                                    2006       2005
                                                                  --------   --------
    Comprehensive income:
      Net income in accordance with United States GAAP..........  $ 72,557   $ 47,784
      Other comprehensive income, net of tax (f)
        Foreign currency translation adjustments (net of tax of
         $14,729 (2005 -- $13,664)).............................    28,592     18,333
        Minimum pension liability (net of tax of $(559)
         (2005 -- $1,513))......................................     2,794     (6,119)
        Change in accounting policy (j).........................      (260)        --
                                                                  --------   --------
                                                                  $103,683   $ 59,998
                                                                  ========   ========

                                                                     2006         2005
                                                                  ----------   ----------
    Total assets in accordance with Canadian GAAP...............  $2,667,082   $2,679,801
    Effects of differences in accounting for:
      Shareholder loans (b).....................................      (2,987)      (4,177)
      Resort and travel operations assets (c)...................         112          675
      Goodwill (c)..............................................      34,662       39,956
      Change in accounting policy (j)...........................          --       (3,351)
      Revenue recognition (g(ii))...............................      (8,676)          --
      Sale-leaseback (g(i)).....................................      14,448       13,935
      Start-up costs (i)........................................      (7,872)      (5,169)
      Equity income (g(iv)).....................................       3,244           --
      Future income taxes on differences........................      (2,027)     (22,346)
                                                                  ----------   ----------
    Total assets in accordance with United States GAAP..........  $2,697,986   $2,699,324
                                                                  ==========   ==========

                                                                     2006         2005
                                                                  ----------   ----------
    Total liabilities in accordance with Canadian GAAP..........  $1,666,590   $1,833,283
    Effects of differences in accounting for:
      Minimum pension liability (f(ii)).........................       4,353        7,715
      Change in accounting policy (j)...........................          --       (6,946)
      Revenue recognition (g)...................................       6,961      (20,800)
      Gain on sale of Mammoth Mountain (h)......................      16,086           --
                                                                  ----------   ----------
    Total liabilities in accordance with United States GAAP.....  $1,693,990   $1,813,252
                                                                  ==========   ==========

                                                                     2006         2005
                                                                  ----------   ----------
    Capital stock in accordance with Canadian GAAP..............  $  491,095   $  469,162
    Effects of differences in accounting for:
      Extinguishment of options and warrants (a)................       1,563        1,563
      Shareholder loans (b).....................................      (2,987)      (4,177)
      Stock-based compensation (e)..............................       2,477           --
                                                                  ----------   ----------
    Capital stock in accordance with United States GAAP.........     492,148      466,548
    Closing retained earnings in accordance with United States
      GAAP as restated..........................................     462,550      401,352
    Accumulated other comprehensive income (f)..................      49,298       18,172
                                                                  ----------   ----------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $1,003,996   $  886,072
                                                                  ==========   ==========

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (a)  Extinguishment of options and warrants:

       Payments made in prior years to extinguish options and warrants could be treated as capital items under Canadian GAAP. These payments would have been treated as income items under United States GAAP. As a result, the cumulative impact of payments made to extinguish options in prior years impacts capital stock and retained earnings. No such payments were made during the years ended June 30, 2006 and 2005.

    (b)  Shareholder loans:

       For Canadian GAAP purposes, the Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totaling $2,987,000 and $4,177,000 as at June 30, 2006 and 2005, respectively, would be deducted from shareholders' equity.

    (c)  Income taxes:

       As described in note 2(r), the Company follows the asset and liability method of accounting for income taxes. This policy was adopted for Canadian GAAP purposes on a retroactive basis without restatement effective July 1, 1999. Prior to July 1, 1999, the Company had adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for the financial statement amounts presented under United States GAAP. SFAS 109 was effective from the Company's year ended September 30, 1994. The transitional effect of adopting SFAS 109 prior to January 1, 1999 increases the carrying values of certain balance sheet amounts at June 30, 2006 and 2005 as follows:

                                                                          2006         2005
                                                                       ----------   ----------
         Resort and travel operations assets.........................  $      112   $      675
         Goodwill....................................................      34,662       39,956

    (d)  Joint ventures:

       Under Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with the rules and regulations of the SEC, the Company has elected not to reconcile for joint ventures that are accounted for by the proportionate consolidation method under Canadian GAAP (note 14). This does not result in a change to net income or shareholders' equity compared with accounting by the equity method.

    (e)  Stock compensation:

       For United States GAAP purposes, effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share Based Payment", ("FAS 123(R)") for its stock-based compensation awards. FAS 123(R) replaced FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") and superceded the ability under that standard to apply the intrinsic value method under APB 25, "Accounting for Stock Issued to Employees" ("APB 25") and not recognize stock-based compensation for certain employee equity awards. FAS 123(R) requires recognition by the fair value method of accounting for stock-based compensation awards for all awards granted, modified, repurchased or cancelled after the adoption date and for unvested portions of previously issued and outstanding awards as at the adoption date.

       Prior to July 1, 2005, for United States GAAP purposes the Company applied the fair-value method under FAS 123 for grants made on or after July 1, 2003 and the intrinsic value method under APB 25 for grants made prior to that date. As during the year ended June 30, 2006 the Company granted no stock options, the effect of the adoption of FAS 123(R) is solely to require the recognition of stock based compensation expense for the unvested portion of awards previously accounted for under APB 25 that existed at July 1, 2005. For 2006, this amount is consistent with the pro forma amounts disclosed for Canadian GAAP purposes in note 12(a)(ii). Pro forma disclosure is required under United States GAAP for the the earned portion of the fair value of grants made subsequent to December 15, 1995 but prior

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       to July 1, 2003 in years prior to the adoption of FAS 123(R). For the year ended June 30, 2005, and using the fair value method, the Company's net income under United States GAAP would have been reduced to the pro forma amount indicated below:

                                                                         2005
                                                                        -------
         Net income in accordance with United States GAAP:
           As reported...............................................   $47,784
           Estimated fair value of option grants.....................    (2,561)
                                                                        -------
           Pro forma.................................................   $45,223
                                                                        =======
         Pro forma income per common share:
           Basic.....................................................   $  0.95
           Diluted...................................................      0.94
                                                                        =======

    (f)  Other comprehensive income:

       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

       (i)   Foreign Currency Translation Adjustment:

          The foreign currency translation adjustment presented in shareholders' equity under Canadian GAAP, together with other changes attributable to US GAAP reconciling items disclosed herein, would be considered in the calculation of other comprehensive income and accumulated other comprehensive income under United States GAAP.

       (ii)  Minimum Pension Liability:

          Under United States GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, an additional minimum liability is recognized to the extent that the liability recorded in the balance sheet is less than the unfunded accumulated benefit obligation. The portion of this additional minimum liability, up to the unrecognized prior service cost, is recognized as an intangible asset, with the remainder charged, net of income taxes, to comprehensive income. Canadian GAAP has no such requirement to record a minimum liability and does not have the concept of comprehensive income.

    (g)  Real estate revenue recognition:

       (i) For Canadian GAAP purposes, the Company recognizes profit arising on the sale of a property, a portion of which is leased back by the Company, to the extent the gain exceeds the net present value of the minimum lease payments. The deferred gain is recognized over the lease term. Under United States GAAP, where the Company has continuing involvement in the property, the sale-leaseback transaction is precluded from sale-leaseback accounting. As a result, the profit on the transaction is not recognized but rather the sales proceeds are treated as a liability and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met.

       (ii) Under United States GAAP revenue from certain property sales is deferred due to specified aspects of the Company's continuing involvement being deemed to exist and adjustments are made to the timing of revenue recognized on sales to equity and cost-accounted-for investments.

       (iii) For Canadian GAAP purposes, the Company recognizes revenue from the sale of properties when title is transferred to the purchaser as described in note 2(q(ii)). Under United States GAAP as prescribed by FAS 66, if certain conditions are met, revenue from the sale of individual units in condominium projects is recognized by the percentage-of-completion method.

       (iv) For Canadian GAAP purposes, the Company accounts for certain of its investments in which it holds a 15% interest on a cost basis. Under United States GAAP, the equity method is used since the Company's interest is not so minor that the Company has virtually no influence over the investment's operating and financial policies.

    (h)  Discontinued operations revenue recognition:

       For Canadian GAAP purposes, the Company recognized 100% of the gain on sale of its majority interest in Mammoth Mountain Ski Area to a cost-accounted-for investment. Under United States GAAP, the Company can only recognize the part of the gain proportionate to the outside interests in the buyer at the date of sale.

                             INTRAWEST CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (i)  Start-up costs:

       As described in note 2(f(i)), the Company capitalizes for Canadian GAAP purposes certain costs incurred in the start-up period of specific operations. For United States GAAP purposes, such costs would be expensed as incurred.

    (j)  Recently announced accounting pronouncements:

       (i)   Accounting Changes and Error Corrections

          In May 2005, FAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB 20, "Accounting Changes" and FAS No. 3 "Reporting Accounting Changes in Interim Financial Statements", was issued. The Company has adopted the guidance in FAS 154 effective July 1, 2005. This Statement changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions. The adoption of FAS 154 had no impact on the Company's 2006 United States GAAP reported amounts.

          As described in note 2(w), the Company adopted SOP 04-2 and FAS 152 effective July 1, 2005. The adoption of new accounting principles are recorded retroactively under Canadian GAAP. However the transition provisions under SOP 04-2 and FAS No. 152 do not allow the Company to apply this change in accounting principle retroactively for United States GAAP purposes.

          As described in note 22(e), for purposes of United States GAAP the Company has adopted FAS 123(R) in the year ended June 30, 2006.

       (ii)  Accounting For Uncertain Tax Positions

          In July 2006, the FASB issued FASB Interpretation No. 48 on Accounting for Uncertain Tax Positions -- an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("FIN 48").

          Under FIN 48, an entity should presume that a taxing authority will examine a tax position when evaluating the position for recognition and measurement; therefore, assessment of the probability of the risk of examination is not appropriate. In applying the provisions of FIN 48, there will be distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize will be measured as the maximum amount which is more likely than not, to be realized. The tax position should be derecognized when it is no longer more likely than not of being sustained. On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent management's best estimate, given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, derecognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in the financial statements and the benefit recognized in the tax return. On transition, the change in net assets due to applying the provisions of the final interpretation will be considered as a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition.

          FIN 48 will be effective as of the beginning of the first annual period beginning after December 15, 2006 and will be adopted by the Company for the year ended June 30, 2008. The Company is currently assessing the impact of FIN 48 on its financial statements.

23. SUBSEQUENT EVENT

    On August 11, 2006, the Company announced that it had entered into a definitive agreement under which a company that owns funds managed by Fortress Investment Group LLC will acquire all of the Company's outstanding common shares at a price of $35.00 per share. The transaction will be carried out by way of a statutory plan of arrangement and, accordingly, must be approved by the applicable court and by 66 2/3 percent of the votes cast by holders of the Company's shares at a special meeting of shareholders. The Board of Directors has unanimously resolved to recommend to the shareholders that they vote in favor of the transaction. The proposed transaction is expected to close in October 2006, subject to receipt of shareholder and court approvals.